Exhibit 10(c)

MASTER SERVICES AGREEMENT

between

Sears, Roebuck and Co.

and

Computer Sciences Corporation

DATED: June 1, 2004

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MASTER SERVICES AGREEMENT

          THIS MASTER SERVICES AGREEMENT (this “Master Agreement”) is made as of June 1, 2004 (the “Effective Date”) by and between Computer Sciences Corporation, a Nevada corporation (“CSC”), and Sears, Roebuck and Co., a New York corporation (“Sears”).

          WHEREAS, Sears and CSC wish to set forth the terms and conditions under which CSC may provide Sears and the other Eligible Recipients with certain services through one or more Transaction Documents pursuant to this Master Agreement;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sears and CSC (collectively, the “Parties” and each, a “Party”) hereby agree as follows:

1.	BACKGROUND AND OBJECTIVES

1.1	Information Technology Services.

Sears desires that certain information technology services presently performed and managed by or for Sears and the other Eligible Recipients by their respective Personnel, and certain additional information technology services, as each is described in a Transaction Document, be performed and managed by CSC. CSC has carefully reviewed Sears’ requirements, has performed all due diligence it deems necessary, and desires to perform and manage such information technology services for Sears and the other Eligible Recipients.

1.2	Goals and Objectives.

The Parties acknowledge and agree that the goals and objectives of the Parties in entering into this Agreement are to create a special relationship between CSC and Sears, where CSC’s Personnel work cooperatively and proactively with Sears’ Personnel in a “badge neutral” environment with the common goals of:

(a)	Transforming the underlying architecture of Sears’ and the other Eligible Recipients’ technical infrastructure to improve services;

(b)	Significantly reducing the current and ongoing cost to Sears and the other Eligible Recipients for information technology services and delivery;

(c)	Providing a flexible, reliable, high-performance architecture for Sears and the other Eligible Recipients’ technical infrastructure, that provides:

(i)	Common processes across the Eligible Recipients;

(ii)	Elimination of duplication across the Eligible Recipients;

(iii)	Simplified end user interactions;

(iv)	Scalable and modular solutions;

(v)	Flexibility and speed in changing service delivery to meet the Eligible Recipients’ evolving business requirements; and

(vi)	Technology currency;

(d)	Performing all of the Services at or above existing service levels while reducing costs, including providing:

(i)	Improved quality and efficiency of information technology delivery to the Eligible Recipients;

(ii)	Predictable and consistent service delivery;

(iii)	Industry best practices and delivery processes; and

(iv)	The right capability at the right time;

(e)	Standardizing, simplifying and integrating the Eligible Recipients’ technical infrastructure, including:

(i)	Modernization and sustained infrastructure support of the Eligible Recipients’ evolving business requirements;

(ii)	Access to current and evolving technologies;

(iii)	Rapid transformation to future state initiatives within defined time frames; and

(iv)	Uniform technical infrastructure prioritized over best-of-class for creation of future state;

(f)	Continuously innovating and improving the performance and delivery of technical services to the Eligible Recipients and the Eligible Recipients’ technical infrastructure cost and Service Level metrics, including:

(i)	Achieving and maintaining best-in-class pricing for the technical capabilities and Service Levels for the Services received by the Eligible Recipients under this Agreement;

(ii)	Utilizing enabling technologies to add value to the Eligible Recipients’ business processes;

(iii)	Keeping Sears apprised of new and advanced technologies to enhance the performance of the Eligible Recipients; and

(iv)	Providing thought leadership in the selection and use of enabling technologies;

(g)	Allowing Sears to focus on its core competencies and allowing Sears’ technical infrastructure management to focus on business relationships and requirements, including:

(i)	Delivering information technology services by proactively and willingly participating on teams comprising CSC, Sears enterprise leadership and staff, and Third Party vendors; and

(ii)	Providing flexibility to allow Sears and its Affiliates to meet their changing business needs, align incentives, protect Sears Data and vital business interests, allocate risks and to allow effective management of the Services.

2.	DEFINITIONS AND DOCUMENTS

2.1	Definitions.

Certain capitalized terms used in this Agreement are defined in Appendix A (Glossary). Other capitalized terms used in this Master Agreement, the Appendices to this Master Agreement or any Transaction Documents are defined in the context in which they are used and have the respective meanings there indicated.

2.2	Master Agreement and Associated Contract Documents.

(a)	General. This Master Agreement is a master agreement that sets forth the general terms and conditions upon which Sears and the other Eligible Recipients may from time to time procure Services from CSC. Services shall be provided by CSC pursuant to Transaction Documents entered into by CSC and Sears and/or Affiliate(s) of Sears. The Parties intend that they shall enter into a Transaction Document before CSC or its Affiliates provides any Services to Sears or the other Eligible Recipients. If CSC or its Affiliates provides Services to Sears or the other Eligible Recipients in the absence of such a Transaction Document or other written agreement signed by each Party, this Agreement shall nevertheless apply to such Services. However, Sears shall not be required to compensate CSC or its Affiliates for Services not described in a Transaction Document or other written agreement executed by the duly authorized representatives of both Parties, except as and to the extent expressly provided otherwise in Section 4.5 (Additional Services).

(b)	Exhibits. If Sears elects to procure Services from CSC that are unrelated to the subject matter of any existing Exhibit (and CSC elects to provide such Services), the Parties shall enter into an Exhibit for such Services. Separate Exhibits may be entered into for discrete Services. Exhibits can be either: (i) commitments to procure Services; or (ii) general descriptions of Services without a commitment to procure Services, in which case Services shall not be deemed to have been ordered under such Exhibit unless and until the Parties shall have entered into a subsequent Statement of Work or Service Addendum that expressly references such Exhibit and whereby Sears agrees to procure Services. Each Exhibit shall be subject to the terms and conditions of this Master Agreement. All references in this Agreement to “Exhibits” shall include Appendices, SOWs and Service Addenda thereunder.

(c)	Statements of Work. “Statements of Work” or “SOWs” are transaction-level documents that are entered into pursuant to an Exhibit. Each SOW shall be subject to the terms and conditions of the applicable Exhibit and this Master Agreement. All references in this Agreement to “SOWs” shall include all Appendices and Service Addenda thereunder.

(d)	Service Addenda. “Service Addenda” are transaction-level documents that are entered into to add Services to an Exhibit or a SOW. Each Service Addendum shall be subject to the terms and conditions of the applicable SOW, the applicable Exhibit and this Master Agreement. All references in this Agreement to a “Service Addendum” shall include all Appendices thereunder.

(e)	Appendices. “Appendices” are ancillary documents attached to this Master Agreement, an Exhibit, a SOW or a Service Addendum and the term Appendices shall include “Schedules” and “Attachments”. Each Appendix shall be deemed incorporated by reference into the Transaction Document that references it and shall be subordinate in priority to such Transaction Document.

(f)	Transaction Document. “Transaction Document” means the applicable Exhibit, SOW and/or Service Addendum.

(g)	Interpretation and Precedence. This Master Agreement and any Transaction Documents are to be interpreted so that all of their respective provisions are given as full effect as possible. In the event of a conflict between any of the documents comprising this Agreement, the following order of precedence shall apply: (i) first, a Service Addendum; (ii) second, a SOW; (iii) third, the applicable Exhibit; and (iv) fourth, this Master Agreement; provided, however, that absent an express statement therein to the contrary, no provision in a SOW, a Service Addendum or an Appendix to any contract document shall be deemed to amend this Master Agreement or any Exhibit (e.g., a different provision in an Exhibit would control over this Master Agreement, but such a provision in a SOW shall not control over this Master Agreement unless there is an express statement in such SOW that such provision was to control over a particular Section of this Master Agreement). Notwithstanding the foregoing, if a Transaction Document provides a more specific description of CSC’s obligations or the requirements relating to the Services to be performed by CSC or sets higher standards than the terms of this Master Agreement or the applicable Exhibit, then such more specific description, requirements or higher standard, as the case may be, shall not be deemed to conflict, or be inconsistent, with such terms of this Master Agreement or the applicable Exhibit.

(h)	Ordering Affiliates. Subject to Section 4.2(b) (Eligible Recipient Requests), Affiliates of Sears may procure Services directly from CSC under this Master Agreement by entering into a Transaction Document with CSC for such Services that references this Master Agreement. Each Transaction Document, together with this Master Agreement, shall be deemed to constitute a separate agreement between CSC and the Affiliate of Sears that executed such Transaction Document. Any Affiliate of Sears that executes a Transaction Document with CSC shall be deemed to be “Sears” hereunder for purposes of such Transaction Document. Only the Affiliate of Sears that executes such a Transaction Document shall be liable for Sears’ obligations under such Transaction Document and CSC shall look solely to such Affiliate (and not to Sears) for satisfaction of any liability arising thereunder or relating thereto.

2.3	Appendices to this Master Agreement.

This Master Agreement includes the following Appendices:

Appendix A	Glossary
Appendix B	Sears Expense Policy
Appendix C	CSC Drug Testing Policy

3.	TERM

3.1	Term of Master Agreement, Exhibits, SOWs and Service Addenda.

(a)	Master Agreement. The term of this Master Agreement (the “Term”) shall commence as of 12:00:01 a.m., Eastern Time, on the Effective Date and continue until 11:59:59 p.m., Eastern Time, on May 31, 2009, unless this Master Agreement is extended or terminated earlier in accordance with the terms and conditions of this Master Agreement. Upon any expiration or termination of this Master Agreement, the terms and conditions of this Master Agreement shall survive for purposes of any Transaction Document still in effect as of such expiration or termination; provided, however, that no new Exhibit shall be entered into after such expiration or Termination. For purposes of clarity, the purpose of the preceding sentence is to cause the parties to evaluate whether changes should be made to this Master Agreement prior to entering into a new Exhibit after such five (5) year period. Absent the express written agreement of the Parties, for Transaction Documents that have a Term that extends past the expiration of this Master Agreement: (i) no renegotiation of this Master Agreement upon its expiration shall affect such Transaction Document; and (ii) the expiration or termination of this Master Agreement shall not affect the ability of the Parties to enter into additional Exception Project Work, No Impact Proposals, Service Addenda, SOWs or any other schedule or subsidiary document pursuant to such a Transaction Document after such expiration or termination.

(b)	Exhibits. The Term of each Exhibit (the “Exhibit Term”) shall be set forth therein, unless such Exhibit is extended or terminated earlier in accordance with the terms and conditions of such Exhibit or this Master Agreement. Upon any expiration or termination of an Exhibit, the terms and conditions of such Exhibit shall survive for purposes of any SOW and Service Addendum thereunder still in effect as of such expiration or termination; provided, however, that no new SOW or Service Addendum shall be entered into thereunder after such expiration or termination.

(c)	Service Addenda and SOWs. Except as otherwise set forth in a Service Addendum or SOW, the Term of each Service Addendum and SOW shall be coterminous with the Exhibit pursuant to which it was entered into.

3.2	Extension.

CSC shall notify Sears in writing whether it desires to renew each Exhibit, and of the proposed prices and other terms and conditions to govern such renewal, not less than eighteen (18) months prior to the expiration of the applicable Exhibit Term. If CSC so notifies Sears that it desires to renew such Exhibit, Sears shall inform CSC in writing whether it also desires to renew such Exhibit not less than twelve (12) months prior to the expiration of the applicable Exhibit Term, whereupon CSC shall promptly meet with Sears to agree upon the prices and other terms and conditions for such renewal. Failure by either CSC or Sears to provide notice at the time specified above shall be deemed to be notice of intent not to extend such Exhibit, subject to the other rights of Sears under this Agreement. If either Sears or CSC does not wish to renew such Exhibit, such Exhibit shall expire at the end of the applicable Exhibit Term. IF BOTH CSC AND SEARS DESIRE TO RENEW SUCH EXHIBIT BUT ARE UNABLE TO AGREE IN WRITING UPON RENEWAL PRICES AND OTHER TERMS AND CONDITIONS AT LEAST SIX (6) MONTHS PRIOR TO THE EXPIRATION OF THE APPLICABLE EXHIBIT TERM, SEARS MAY, UPON NOTICE TO CSC, ELECT TO EXTEND SUCH EXHIBIT TERM FOR ONE (1) YEAR AT THE PRICES, TERMS AND CONDITIONS IN EFFECT DURING THE LAST YEAR OF THE THEN-CURRENT APPLICABLE EXHIBIT TERM. If CSC and Sears are unable to reach agreement on renewal during such extension period, if any, such Exhibit shall expire at the end of such extension period unless earlier terminated in accordance with the terms and conditions of such Exhibit or this Master Agreement, or further extended pursuant to Section 25.1(b) (Extension of Services).

4.	SERVICES

4.1	Overview.

(a)	Services. Commencing on the applicable Commencement Date, (i) CSC shall provide the Services to Sears, and, upon Sears’ request, to other Eligible Recipients designated by Sears, in each case, at levels of accuracy, quality, completeness, timeliness, responsiveness and resource efficiency that are (1) at least equal to those received by Sears or the other Eligible Recipients, respectively, prior to the Commencement Date and (2) equal to or higher than the applicable Service Levels and the accepted industry standards of first tier providers of information technology services performing similar services, and (ii) the Services that CSC shall provide under such Transaction Document shall consist of the following, as they may evolve during the Term of such Transaction Documents or be supplemented, enhanced, modified or replaced:

(i)	General. The services, functions and responsibilities described in such Transaction Document and the applicable portions of this Master Agreement.

(ii)	Displaced Functions. The services, functions and responsibilities performed during the twelve (12) months preceding such Commencement Date by Sears Personnel who were displaced or whose functions were displaced as a result of such Transaction Document, even if the service, function or responsibility is not specifically described in this Master Agreement or such Transaction Documents; provided, however, that express statements in such Transaction Document that such services, functions or responsibilities are out of scope shall control over this Section 4.1(a)(ii) (Displaced Functions);

(iii)	Sears IT Base Case. The services, functions and responsibilities reflected in those categories of the Sears IT Base Case that CSC is assuming pursuant to such Transaction Document; provided, however, that express statements in such Transaction Document that such services, functions or responsibilities are out of scope shall control over this Section 4.1(a)(iii) (Sears IT Base Case);

(iv)	Non-Retained Functions. The services, functions and responsibilities that are not retained by Sears or the other Eligible Recipients and that are reasonably related to the Services and of a nature and type that would ordinarily be performed by the information technology department of a generally comparable, major, multi-division retail merchandising and services company, even if such services, functions and responsibilities are not specifically described in this Agreement; and

(v)	Compliance Functions. All information technology and telecommunication support services reasonably related to the Services that are required for Sears and its Affiliates to meet (A) requirements imposed by federal, state and local laws and regulations, and (B) their internal and external audit and compliance requirements.

(vi)	Peak Business Season Readiness. All peak business season readiness services (a/k/a holiday readiness) reasonably related to the Services that Sears and its Affiliates deem prudent to prepare for their peak business periods. These include such things as forward deployment of important spare parts, stress testing of various Systems, etc.

(b)	Included Services. If any services, functions or responsibilities not specifically described in this Agreement or any Transaction Document are an inherent, necessary or customary part of the Services, including any Migration Services, Interim Services, Termination Assistance Services and/or Transformation Services under any Exhibit, and are (i) reasonably related to CSC’s performance of the Services or (ii) are required for proper performance or provision of the Services in accordance with this Agreement, they shall be deemed to be included within the scope of the Services to be delivered for the Charges, as if such services, functions or responsibilities were specifically described in this Agreement or the applicable Transaction Document.

(c)	TI Exhibit. For purposes of the TI Exhibit, the Services shall consist of four (4) components: (i) the Migration Services; (ii) the Interim Services; (iii) the Transformation Services; and (iv) the Future State Services, in each case as described in greater detail therein.

(d)	Off-Shore Services. Except as otherwise provided in a Transaction Document and subject to the other terms and conditions of this Agreement, CSC may provide the Services using services or facilities outside the United States (collectively, “Foreign Based Services”), or install, transfer or otherwise use Sears Provided Systems, CSC Managed Systems or Sears Data from outside the United States (collectively, “Foreign Use of Certain Systems”), subject to the following.

(i)	Foreign Based Services. CSC shall notify Sears at least 180 days in advance of the commencement of such Foreign Based Service and such notice shall specifically describe what Services will be performed in each foreign jurisdiction. Sears shall have the right to reject the use of such Foreign Based Service; provided, that if such Foreign Based Service was a CSC initiated replacement for a Service Sears had already subscribed for under this Agreement, then the parties shall equitably adjust the Charges under the applicable Transaction Document to reflect the actual amount of lost cost savings to CSC, if any, because of Sears’ refusal to permit the use of such Foreign Based Service; provided further, that if: (a) such proposal would violate any of CSC’s other obligations under this Agreement (e.g., compliance with Laws), or (b) Sears is otherwise entitled to reject such proposal under any other provision of this Agreement; then, in each such case, there will be no such adjustment to the Charges under this Agreement. Discussions concerning the equitable adjustment shall commence as soon as Sears indicates that Sears is considering rejecting the use of such Foreign Based Service. CSC shall provide Sears any information Sears reasonably requests in connection with evaluating the use of such Foreign Based Services and the related cost savings.

(ii)	Foreign Use of Certain Systems. CSC shall notify Sears at least 180 days in advance of the commencement of any Foreign Use of Certain Systems and such notice shall specifically describe which Systems will be used in each foreign jurisdiction. Sears shall have the right to reject, in its sole discretion, without any change in the applicable Charges, any proposal that involves Foreign Use of Certain Systems. If Sears does approve such a proposal, CSC shall be responsible for obtaining, prior to commencement of such foreign use, at its expense, any Required Consents required from Third Parties in connection with such Foreign Use of Certain Systems (e.g., approval from Software licensors, etc.).

(iii)	Data Communications. Except as otherwise expressly set forth in a Transaction Document, to the extent necessary to provide Foreign Based Services, CSC shall, without separate Charge, provide data network connectivity between: (i) CSC’s data connection to the Eligible Recipients’ United States facilities and (ii) the Foreign Based Services.

(iv)	Further Information. CSC shall promptly provide to Sears any information Sears reasonably requests, in connection with any proposal for Foreign Based Services or Foreign Use of Certain Systems.

4.2	Eligible Recipient Services.

(a)	Eligible Recipients. CSC shall provide the Services to Eligible Recipients designated by Sears from time to time. Except as provided in Section 4.5 (Additional Services) or otherwise agreed by the Parties, such Services shall be performed in accordance with the terms, conditions and prices (excluding any non-recurring transition or start-up activities specific to such Eligible Recipients which shall be subject to Section 4.5 (Additional Services)) then applicable to the provisions of the same Services to existing Eligible Recipients. To the extent a designated Eligible Recipient shall receive less than all of the Services, Sears shall designate the categories of Services to be provided by CSC to such Eligible Recipient.

(b)	Eligible Recipient Requests. CSC shall promptly inform the Sears Relationship Manager of requests for New Services from Eligible Recipients and shall submit any proposals for such New Services to the Sears Relationship Manager. Neither CSC nor its Affiliates shall provide New Services to any Eligible Recipients without the prior written approval of the Sears Relationship Manager.

4.3	Acquisition and Divestiture Services.

CSC shall provide the following Services, at no additional charge and as part of the base Services, related to acquisitions or divestitures by Sears or any other Eligible Recipient. Services that would require CSC to create a new infrastructure to support an acquired Entity or to migrate Sears to an acquired Entity’s Systems shall be subject to Section 4.5(b) (New Services).

(a)	Acquisition Support. With respect to a potential acquisition by any Eligible Recipient, upon Sears’ request, CSC shall provide acquisition support (including assessments of the current technology environments to be acquired, potential integration approaches and the potential net economic impact of the acquisition in connection with the Services) as reasonably necessary to assist any Eligible Recipient’s assessment of the portion of the acquisition to which the Services shall relate. Such support shall be provided within the time frame reasonably requested by Sears or as required by the timing of the transaction.

(b)	Migration of Systems. As requested by Sears, CSC shall migrate all or some of the Systems, applications and data of the acquired Entity to the Eligible Recipients’ existing environment and/or migrate all or some of the Systems, applications and data of Eligible Recipients to the environment of the acquired Entity. As requested by Sears, CSC shall, following the integration, provide the Services as they apply to the newly integrated acquired Entity or business.

(c)	On-Site Support. As requested by Sears, CSC shall provide CSC Personnel to staff vacancies and to provide management for the information technology functions needed to support an acquisition, including on-site support at the location of the acquired Entity or business.

(d)	Divestitures. From time to time, any Eligible Recipient may divest business units. In such cases, as and to the extent requested by Sears, CSC shall provide transition support services to the Eligible Recipients, the divested business unit and the acquirer, and shall continue to provide such Services for a period of up to twenty-four (24) months after such divestitures as requested by Sears. Any revenues, resources or other similar usage measures in connection with services that are the same as, or similar to, the Services and that are obtained by any Eligible Recipient’s divested business unit under a separate agreement between such business unit (or any acquiring entity or successor thereof) and CSC, shall count toward the satisfaction of any revenue, resource or other similar usage requirements under this Agreement.

4.4	Access to Specialized CSC Skills and Resources.

Upon Sears’ request, CSC shall provide the Eligible Recipients with prompt access to CSC’s specialized services, CSC Personnel and resources and associated Software, Equipment and Systems. The foregoing shall be provided on an expedited basis, taking into account the relevant circumstances, in the event of a service disruption (the “Specialized Services”).

4.5	Additional Services.

(a)	General. If Sears requests CSC to perform any services not already included in the Services, then CSC shall perform such services at no additional Charge to any Eligible Recipient, except to the extent such services constitute New Services. If

CSC’s performance of such services results in a net reduction in CSC’s costs of providing the Services, CSC shall provide Sears a credit in the amount of such savings. If Sears requests that CSC provide Services that CSC believes to be New Services, CSC may make a proposal for New Services in accordance with Section 4.5(b) (New Services).

(b)	New Services.

(i)	No Impact Proposal. If Sears requests that CSC perform New Services, CSC shall first perform an analysis to determine the means, if any, by which CSC can complete such New Services without (1) additional charges to Sears, (2) modifications to any Transaction Document, or (3) any adverse impact to other Services under this Agreement, and, if CSC can do so, CSC shall then: (A) document in writing such a proposal (each a “No Impact Proposal”), (B) deliver a written copy of any such No Impact Proposal to Sears, and (C) shall promptly proceed to provide such New Services in accordance with such proposal.

(ii)	Service Addendum.

(1)	Development of Service Addendum. If CSC determines that CSC cannot formulate a No Impact Proposal, CSC shall promptly complete a Service Addendum for such New Services. CSC shall deliver to Sears with such Service Addendum a specific list of alternatives that were explored as possible No Impact Proposals as well as any adverse consequence CSC anticipates under such Service Addendum. CSC shall prepare and deliver any Service Addendum required by this Agreement, at no additional charge to Sears, within ten (10) days of its receipt of Sears’ request; provided, however, that CSC shall use all commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation. Sears shall provide such information as CSC reasonably requests in order to prepare such proposed Service Addendum. Such proposed Service Addendum shall include, among other things, the following at a level of detail sufficient to permit Sears to make an informed business decision for those New Services not already covered by this Agreement: (A) a project plan; (B) a fixed price or a time and materials price estimate for new Charges required for the New Service, if any, and a breakdown of such Charges by items of consumption (e.g., license and maintenance fees for CSC Provided Software, number of hours of services, price, service type, etc.); (C) a description of any additional Service Levels to be associated with such New Service (or changes to existing Service Levels); (D) a schedule, including major milestones, for commencing and completing the New Service; (E) a description of the new CSC Provided Systems to be provided by CSC in connection with the New Service; (F) a description of any other software, hardware and other resources, including resource unit utilization, necessary to provide the New Service; (G) any additional or different Sears Provided Systems, facilities or labor resources to be provided by the Eligible Recipients in connection with the proposed New Service; and (H) in the case of any Deliverables to be created through the provision of the proposed New Services, any ownership rights therein that differ from the provisions of Section 16.1(a) (Ownership of CSC Provided Systems).

(2)	Acceptance of Service Addendum. Sears may accept or reject any proposed Service Addendum in its sole discretion. CSC shall not be obligated to perform any New Services for which a Service Addenda is required unless the proposed Service Addendum is signed by Sears, or Sears re-prioritizes or eliminates other Services CSC is to provide such that CSC is not required to incur any incremental resources. Upon the execution by the Parties of a proposed Service Addendum for New Services, the scope of the Services in the applicable Transaction Document shall be expanded to include such New Services. Except as provided for in Section 4.5(b)(iii) (Exception Project Work), CSC shall not receive any additional compensation for New Services unless the Sears Relationship Manager and CSC Account Executive, or their authorized designees, have executed a Service Addendum for such New Services. Sears’ execution of a proposed Service Addendum shall not waive Sears’ right to challenge the appropriateness of any or all of CSC’s Charges provided for in such Service Addendum. If Sears authorizes CSC to proceed with any work, such as by executing a Service Addendum, but the Parties disagree as to whether the authorized work constitutes New Services or the amount of the Charges for such work, CSC shall proceed with such work and the disagreement shall be submitted to dispute resolution pursuant to Section 14.4 (Disputed Charges), as to disputed Charges, and to Section 22 (Dispute Resolution) for all other disputes.

(iii)	Exception Project Work. The Sears Vice President of Operations/Engineering may authorize CSC to perform New Services (for which an additional charge will apply) on a project-by-project basis, without the need to execute a Service Addendum; provided that:

(1)	Such New Services are for a specific project of a limited duration (rather than the addition of ongoing Services to be performed for the Term of the applicable Transaction Document);

(2)	The Charges applicable to such New Services are non-recurring and do not exceed (A) $100,000 per incident, (B) $1,500,000 in the aggregate per Contract Year, or (C) the hourly rates set forth in the applicable Transaction Document;

(3)	Neither CSC nor Sears are seeking any changes to the ownership provisions set forth in this Agreement with respect to any Deliverables relating to such New Services; and

(4)	CSC provides a written summary of such New Services that contains the information in Section 4.5(b)(ii) (Service Addendum) to the extent requested by Sears.

By the fifth (5th) day of each month during the Term, CSC shall provide to the Sears Relationship Manager a report listing (A) each New Service subject to this Section 4.5(b)(iii) (Exception Project Work), (B) the amount of Charges then incurred to date for each New Service and (C) the total amount approved by Sears for each New Service. For the avoidance of doubt, each such New Service shall be subject to the terms of this Master Agreement and the applicable Transaction Document.

(iv)	Charges. CSC shall act reasonably and in good faith in formulating its pricing proposal for such New Services and shall use commercially reasonable efforts to identify potential means of reducing or eliminating the cost to Sears, including delaying expenditures in other areas under this Agreement, utilizing Subcontractors, etc. CSC’s pricing proposal shall be competitive to the fair market value for such services and no less favorable to Sears than the pricing and labor rates set forth in this Agreement for comparable Services and shall take into account the existing and future volume of overall business between Sears and its Affiliates and CSC and its Affiliates.

(c)	Efforts to Reduce Costs and Charges. The Parties shall work together (throughout the Term) to identify ways of achieving reductions in the cost of service delivery and corresponding reductions in the Charges to be paid by Sears by modifying or reducing the nature or scope of the Services to be performed by CSC, the applicable Service Levels or other contract requirements. If requested by Sears, CSC shall promptly prepare a proposal at a level of detail sufficient to permit Sears to make an informed business decision identifying all viable means of achieving the desired reductions without adversely impacting business objectives or requirements identified by Sears (or, if such adverse impacts cannot be avoided, identifying such adverse impacts and any means of mitigating them). In preparing such a proposal, CSC shall give due consideration to any means of achieving such reductions proposed by Sears. CSC shall negotiate in good faith with Sears about each requested reduction in Charges and, without disclosing the actual cost of providing the Services, CSC shall identify for Sears if and to what extent the cost of service delivery may be reduced by implementing various changes in the contract requirements, taking into account all avoided costs plus CSC’s average profit on such Services. If CSC rejects any such change in the

Service delivery, CSC shall demonstrate to Sears why technically such proposal cannot work. Sears shall not be obligated to accept or implement any proposal, and CSC shall not be obligated to implement any change that affects the Terms of this Agreement, unless and until such change is reflected in a Service Addendum or a written amendment to this Agreement.

(d)	Charges for Contract Changes. Unless otherwise agreed, System Changes, changes in the Services (including changes in the Sears Standards) and changes in the rights or obligations of the Parties under this Agreement (collectively, “Contract Changes”) shall result in changes in the applicable Charges only if and to the extent (i) this Agreement expressly provides for a change in the CSC Charges in such circumstances, (ii) the agreed-upon Charges or pricing methodology expressly provides for a price change in such circumstances (for example, where the applicable Transaction Document specifies a number of full time equivalents or hours of coverage to be provided for the quoted price, or defines units of consumption for increased or decreased usage), or (iii) the Contract Change constitutes New Services for purposes of Section 4.5(b) (New Services) and additional Charges are applicable in accordance therewith.

(e)	Additional Work or Reprioritization. The Sears Relationship Manager may, in the sole discretion of Sears, identify new or additional work activities to be performed by CSC Personnel, reprioritize or reset the schedule for existing Services or New Services, and designate which problems shall be resolved immediately versus those that may be deferred due to the priority of other Services to be performed by such CSC Personnel. The foregoing shall not relieve CSC of its responsibility for identifying and addressing problems and otherwise prioritizing its work flow absent specific direction to the contrary by Sears. CSC shall use commercially reasonable efforts to perform such work activities without impacting the established schedule for other tasks or the performance of the Services in accordance with the Service Levels. If it is not possible to avoid such impact, CSC shall notify Sears of the anticipated impact and obtain Sears’ consent under Section 7.2(d) prior to proceeding with any work activities that would cause such impact. Sears, in its sole discretion, may forego or delay such work activities or temporarily adjust the work to be performed by CSC, the schedules associated therewith or the Service Levels to permit such reprioritization.

5.	GOVERNANCE

5.1	Operational Procedures Manual.

(a)	Delivery and Contents. CSC shall create, as part of the Services, and at no additional cost to Sears, an operational procedures manual that documents the processes and procedures that underlie each Service (the “Operational Procedures Manual” or “OPM”). CSC shall deliver to Sears for its review, comment and approval both an outline of the topics to be addressed in the Operational Procedures Manual and a final draft of the OPM for each Exhibit, in each case within the time periods set forth in the applicable Exhibit. At a minimum, the Operational Procedures Manual for each Exhibit shall include the following:

(i)	a detailed description of the Services and the manner in which each shall be performed by CSC under the Exhibit, including (1) all CSC Provided Systems, CSC Managed Systems and Sears Provided Systems, as well as the functional and operational characteristics of each of the foregoing, (2) documentation (including operations manuals, user guides, specifications, policies/procedures and disaster recovery plans) providing further details regarding such Services, and (3) the specific activities to be undertaken by CSC in connection with each Service, including, where appropriate, service responsibilities matrices, the direction, supervision, monitoring, staffing, reporting, planning and oversight activities to be performed by CSC and the time period in which tasks are to be completed under the Exhibit;

(ii)	the procedures for Sears/CSC interaction and communication, including (1) call lists, (2) procedures for and limits on direct communication by CSC with Sears Personnel, (3) problem management and escalation procedures, (4) priority and project procedures, (5) acceptance testing and procedures, (6) quality assurance procedures and checkpoint reviews, and (7) annual and quarterly financial objectives, budgets and performance goals; and

(iii)	practices and procedures addressing such other issues and matters as Sears shall require.

CSC shall incorporate Sears’ then-current policies and procedures in the Operational Procedures Manual to the extent Sears directs CSC to do so.

(b)	Revision and Maintenance. CSC shall incorporate any comments or suggestions of Sears into the OPM and shall deliver a final revised version to Sears within fifteen (15) days of its receipt of such comments and suggestions for Sears’ approval. The OPM shall be delivered and maintained by CSC in hard copy and electronic formats and shall be accessible electronically to Sears Personnel in a manner consistent with Sears’ security policies.

(c)	Compliance. CSC shall perform the Services in accordance with Sears’ then-current policies and procedures until the Operational Procedures Manual is finalized and mutually agreed upon by the Parties. Thereafter, CSC shall perform the Services in accordance with the Operational Procedures Manual. In the event of a conflict between the provisions of this Agreement, including any Transaction Document, and the Operational Procedures Manual, the provisions of this Agreement shall control. The Operational Procedures Manual shall not be considered an amendment to this Agreement.

(d)	Modification and Updating. CSC shall modify and update the Operational Procedures Manual monthly to comply with Sears Standards as described in Section 6.4 (Architecture, Standards and Information Technology Planning) and to reflect changes in the operations or procedures described therein and/or changes to the features or functionality of the Services, including any CSC Provided Systems and/or CSC Managed Systems. All updated versions of the OPM shall be accurate and at least as detailed as the documentation originally delivered to Sears. In addition, CSC shall meet with Sears on at least an annual basis to review and discuss the OPM and any changes to the OPM proposed by CSC. In advance of each such meeting, and in advance of making any change to the OPM, CSC shall provide Sears, for Sears’ review, comment and approval, a revised copy of the OPM marked to show the proposed changes by CSC. To the extent any such change could (i) increase Sears’ total costs of receiving the Services, (ii) require changes to the facilities, Software or Equipment or Systems of the Eligible Recipients (including the installation of any Upgrades), (iii) have an adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality, security or resource efficiency of the Services, or (iv) violate or be inconsistent with the Sears Standards, neither CSC nor its Personnel shall implement such change without first obtaining Sears’ approval (pursuant to a written amendment to this Master Agreement or a Service Addendum), which approval Sears may withhold in its sole discretion.

5.2	Change Control.

(a)	Compliance with Change Control Procedures. In requesting or making any System Change, both Parties shall comply with the change control procedures specified in the OPM (or, with respect to System Changes prior to the Parties mutually agreeing on the OPM, Sears’ then-current change control procedures). Prior to making any System Change or using any new (e.g., not tested in or for the Sears environment) Software or Equipment to provide the Services, CSC shall verify by appropriate testing that the change or item has been properly installed, is operating in accordance with its specifications, is performing its intended functions in a reliable manner and is compatible with and capable of operating as part of the Eligible Recipients’ environment. This obligation shall be in addition to any unit testing to be performed by CSC as part of the routine deployment or installation of Software or Equipment.

(b)	System Change Costs. Unless otherwise set forth in the applicable Transaction Document or approved by Sears in accordance with Section 5.2(c) (Sears Approval – Cost, Adverse Impact) or otherwise, CSC shall bear all charges, fees and costs associated with any System Change made by CSC or the CSC Personnel, including all charges, fees and costs associated with (i) the design, installation, implementation, testing and rollout of such System Change, (ii) any modification, enhancement to, or substitution for, any CSC Provided Systems, CSC Managed Systems or Sears Provided Systems, (iii) any increase in the cost to the Eligible Recipients of operating, maintaining or supporting any CSC Provided Systems, CSC Managed Systems or Sears Provided Systems, and (iv) subject to

Section 5.2(g) (Comparisons), any increase in resource usage to the extent it results from a System Change.

(c)	Sears Approval – Cost, Adverse Impact. Neither CSC nor the CSC Personnel shall make any System Change that may (i) increase the Eligible Recipients’ total cost of receiving the Services, (ii) require changes to an Eligible Recipient’s facilities, Software, Equipment or other Systems (including the installation of any Upgrades), (iii) have an adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality, security or resource efficiency of the Services or on any applications run by the Eligible Recipients, or (iv) violate or be inconsistent with Sears Standards or plans as specified in Section 6.4 (Architecture, Standards and Information Technology Planning), without first obtaining Sears’ approval, which approval: (x) Sears may withhold in its sole discretion and (y) shall be effective only if in writing (in the form of an amendment to this Master Agreement or a Service Addendum), if any such change would increase the Eligible Recipients’ costs over the remaining Term of the applicable Transaction Document by more than $10,000 or require a change to any provision of this Agreement (including waivers of Service Level(s)). If CSC desires to make such a System Change, it shall provide to Sears a written proposal describing in detail the extent to which the desired System Change may affect the functionality, performance, security, price or resource efficiency of the Services and any benefits, savings or risks to the Eligible Recipients associated with such System Change.

(d)	Temporary Emergency Changes. Notwithstanding the foregoing, CSC may make temporary System Changes required by an emergency if it has been unable to contact the Sears Relationship Manager to obtain approval after making reasonable efforts. CSC shall document and report such emergency changes to Sears not later than the next Business Day after the change is made. Such System Changes shall not be implemented on a permanent basis unless and until approved by Sears.

(e)	Implementation of System Changes. CSC shall schedule and implement all System Changes so as not to (i) disrupt or adversely impact the business or operations of the Eligible Recipients, (ii) degrade the Services then being received by them or (iii) interfere with their ability to obtain the full benefit of the Services.

(f)	Planning and Tracking. On a monthly basis, CSC shall prepare a rolling quarterly “look ahead” schedule for ongoing and planned System Changes for the next three (3) months in accordance with the OPM. The status of System Changes shall be monitored and tracked by CSC against the applicable schedule.

(g)	Comparisons. For any System Change, CSC shall, upon Sears’ request, perform a comparison, at a reasonable and mutually agreed level of detail, between the amount of resources required by the affected Software or Equipment to perform a representative sample of the processing being performed for the Eligible Recipients immediately prior to the System Change and immediately after the

System Change. Sears shall not be required to pay for increased resource usage due to a System Change, except to the extent that such System Change is requested or approved by Sears after notice from CSC of such increased resource usage.

5.3	Reports.

(a)	Reports. CSC shall provide Sears with reports pertaining to the performance of the Services and CSC’s other obligations under this Agreement sufficient to permit Sears to monitor and manage CSC’s performance (“Reports”). The Reports to be provided by CSC shall include those described in each Transaction Document in the format and at the frequencies provided therein. At no additional charge, CSC shall provide Sears with data and reports in CSC’s possession necessary for the Eligible Recipients to comply with all Laws. In addition, from time to time, Sears may identify additional Reports, to a commercially reasonable extent, to be generated by CSC and delivered to Sears on an ad hoc or periodic basis. All Reports shall be provided to Sears as part of the Services and at no additional charge to Sears. The Reports described in each Transaction Document and, to the extent reasonably possible, all other Reports, shall be (i) capable of being accessed by Sears through a secure on-line connection, (ii) exportable (together with the underlying data) by Sears in an electronic, ODBC format capable of being accessed by Microsoft Office components and modified by Sears (e.g., not in “read only” form), with the information contained therein capable of being displayed graphically and accessed from a web browser, and (iii) provided to Sears in traditional printed form.

(b)	Back-Up Documentation. As part of the Services, CSC shall provide Sears with such documentation and other information as may be reasonably requested by Sears from time to time in order to verify the accuracy of the Reports provided by CSC and the CSC Personnel. In addition, CSC shall provide Sears with all documentation and other information reasonably requested by Sears from time to time to verify that CSC’s performance of the Services is in compliance with the Service Levels and this Agreement.

5.4	Meetings.

(a)	Meetings. During each Exhibit Term, representatives of the Parties shall meet periodically or as requested by Sears or as set forth in the applicable Transaction Document to discuss matters arising under this Agreement and each Transaction Document, including any such meetings provided for under each Migration Plan and Transformation Plan. Each Party shall bear its own costs in connection with the attendance and participation of such Party’s representatives in such meetings. Such meetings shall include, at a minimum, the following:

(b)	Agenda and Minutes. For each such meeting CSC shall prepare and distribute an agenda, which shall incorporate the topics designated by Sears. CSC shall distribute such agenda in advance of each meeting so that the meeting participants may prepare for the meeting. In addition, CSC shall record and promptly distribute minutes for every meeting for review and approval by Sears.

(c)	Eligible Recipient Meetings. CSC shall notify the Sears Relationship Manager (or her/his delegates) in advance of scheduled meetings with Eligible Recipients (other than meetings pertaining to the provision of specific Services on a day-to-day basis) and shall invite the Sears Relationship Manager and the applicable Exhibit Project Executives to attend such meetings or to designate representatives to do so.

(d)	Telephone/Video Conferences. Telephone/video conferences can be used in place of meetings with the prior approval of the participants. Unless otherwise agreed to by the participants, all meetings shall occur at Sears Facilities.

6.	CSC RESPONSIBILITIES

In addition to CSC’s responsibilities as expressly set forth elsewhere in this Agreement or any Transaction Document, CSC shall be responsible for the following.

6.1	Cooperation with Sears Personnel.

CSC shall fully cooperate with and work in good faith with the Eligible Recipients and Sears Personnel as described in this Agreement or as otherwise requested by Sears. Such cooperation shall include timely providing: (a) all cooperation and assistance reasonably required or requested by Sears, the other Eligible Recipients or the Sears Personnel in connection with Sears’ evaluation or testing of the Services and Deliverables and/or services Sears is to receive from such third parties (including the integration of such Third Party services with the Services Sears is to receive under this Agreement); (b) access to any facilities being used to provide the Services, as necessary for Sears Personnel to perform the work assigned to them; (c) reasonable electronic and physical access to business processes and associated CSC Provided Systems, CSC Managed Systems and Sears Provided Systems to the extent necessary and appropriate for the Sears Personnel to perform the work assigned to them (including oversight of CSC); (d) written requirements, standards, policies or other documentation for the Services, and the business processes and associated CSC Provided Systems, CSC Managed Systems and Sears Provided Systems; (e) access to CSC Facilities to permit Sears, its Affiliates or Sears Personnel to install, maintain or manage Third Party Software, Equipment and other Systems Sears desires to use in connection with the Services; and (f) any other cooperation or assistance reasonably necessary for Sears Personnel to perform the work in question. Sears Personnel shall comply with CSC’s reasonable security requirements, and shall, to the extent performing work on CSC Provided Systems or CSC Managed Systems, comply with CSC’s reasonable standards, methodologies and procedures, in each case, to the extent such requirements are provided in advance and in writing to such Personnel.

6.2	Subcontractors.

(a)	Use of Subcontractors. Except as set forth in Section 6.2(a) (Exempt Subcontractors) or elsewhere in this Agreement, CSC shall not subcontract any of its responsibilities under this Agreement without Sears’ prior written approval;. Prior to entering into a subcontract with a Third Party or a CSC Affiliate for the Services, for whom approval is required under this subsection, CSC shall (i) give Sears reasonable prior notice specifying the Transaction Documents and components of the Services affected, the scope of the proposed subcontract, the identity and qualifications of the proposed Subcontractor and the reasons for subcontracting the work in question and (ii) obtain Sears’ prior written approval of such Subcontractor.

(b)	Exempt Subcontractors. CSC may, without Sears’ approval, subcontract in the ordinary course of business:

(i)	for services that do not involve: (1) a material portion of the Services; (2) regular direct contact with Sears Personnel, including any Services that are to be performed at Sears Sites; or (3) off-site remote services and help desk support; or

(ii)	for services to the extent they consist of the provision of Equipment or Software maintenance and do not involve regular direct contact with Sears Personnel; or

(iii)	with temporary personnel firms for the provision of temporary contract labor (collectively, “Exempt Subcontractors”); or

     In addition, the parties agree that the prohibition in Section 6.2(a) do not apply to third parties to the extent CSC is procuring Equipment or Software from such third parties.

(c)	Minority/Women-Owned Businesses. CSC acknowledges that it is the commitment of Sears to successfully bring minorities and women into the American economic system by doing business with qualified minority and women sources. In furtherance of Sears’ aforesaid commitment, if CSC utilizes the services of Subcontractors, CSC shall use reasonable efforts to utilize Subcontractors that are qualified minority-owned and/or women-owned sources. Upon Sears’ request, from time to time, CSC shall, and shall require each of its Subcontractors to, provide Sears with a detailed listing of all Subcontractors involved in the provision of the Services (including any CSC Provided Systems), listing: (i) which, if any, are qualified minority-owned or women-owned Entities, and (ii) the dollar amount of Charges under this Agreement attributable to qualified minority-owned or women-owned Subcontractors and suppliers versus Subcontractors and suppliers that are not qualified minority-owned or women-owned Entities over the period of time specified by Sears; to assist Sears in reporting on the level of minority-owned and/or women-owned entities involved in the provision of the Services (including any CSC Provided Systems). CSC has informed Sears that CSC has a goal for this Agreement of having 5% of its Subcontractors be qualified minority-owned or women-owned Entities and CSC will inform Sears of any changes in this goal.

6.3	Quality Assurance.

CSC shall develop, implement and fully document in the OPM quality assurance processes and procedures to permit the Services to be performed in an accurate and timely manner, in accordance with the requirements of this Agreement, including (a) the Service Levels, (b) one of the best practices of the information technology industry applicable to the Services at issue, (c) all Laws and (d) information technology industry standards (e.g., CMMI, Six Sigma, ISO 9001) applicable to Services received by the Eligible Recipients and the performance of the Services. Such procedures shall include verification, checkpoint reviews, testing, acceptance and other procedures to assure the quality and timeliness of CSC’s performance. No failure or inability of the quality assurance procedures to disclose any errors or problems with the Services shall excuse CSC’s failure to comply with the terms of this Agreement, including the Service Levels. In addition, CSC must integrate such quality assurance procedures with Sears’ application development/enterprise service delivery teams. Without limiting CSC’s obligations under this Agreement, if and to the extent that Sears requests CSC to perform the Services in accordance with a particular best practice of the information technology industry that is not required by this Agreement and CSC is not then performing the Services in accordance with such best practice, such request by Sears shall be subject to Section 4.5 (Additional Services).

6.4	Architecture, Standards and Information Technology Planning.

(a)	CSC Support. As requested by Sears from time to time, CSC shall assist Sears in defining information technology architectures and standards applicable to the activities that are the subject of the Services on an ongoing basis (collectively, the “Sears Standards”) and in annually preparing long-term strategic information technology plans and short-term implementation plans based thereon. The assistance to be provided by CSC shall include: (i) active participation with Sears representatives on permanent and ad hoc committees and working groups addressing such issues as further specified in the Transaction Document, or otherwise agreed to by the Parties; (ii) assessments of the then-current Sears Standards at a level of detail sufficient to permit Sears to make informed business decisions; (iii) analyses of the appropriate direction for such Sears Standards in light of business priorities, business strategies, competitive market forces and changes in technology; (iv) the provision of information to Sears regarding CSC’s information technology strategies for its own business; (v) technology briefings from an industry perspective, (vi) accompanying Sears, upon Sears’ request, at meetings with other technology vendors (e.g., Microsoft), and (vii) recommendations regarding information technology architectures and platforms, software and hardware products, information technology strategies, standards and directions, and other enabling technologies. With respect to each recommendation Sears’ elects to investigate further, CSC shall provide the following at a level of detail sufficient to permit Sears to make an informed business decision: (A) cost projections and cost/benefit analyses; (B) the changes, if any, in the Software, Equipment, Materials, Personnel and other resources required to operate and support the changed environment; (C) the resulting impact on Sears’ information technology costs; and (D) the expected performance, quality, responsiveness, efficiency, reliability, security risks and other Service Levels. CSC shall, and shall cause the CSC Personnel to, perform their respective obligations under this Agreement without any preference for or bias toward any Software, Equipment or other products licensed or sold by CSC, its Affiliates or any other CSC Personnel, including in connection with any recommendations that CSC or the CSC Personnel may make regarding business processes, technologies or specific solutions that Sears should adopt.

(b)	CSC Familiarity with Sears Standards. CSC acknowledges and agrees that as of the applicable Commencement Date, it is fully informed of and familiar with the Sears Standards, Code of Conduct and Privacy Policies, both through due diligence and its hiring of Transitioned Personnel pursuant to the applicable Transaction Document. CSC shall be responsible for documenting the Sears Standards in the Operational Procedures Manual in accordance with Section 5.1 (Operational Procedures Manual). Additions, deletions or modifications to the Sears Standards shall be communicated in writing by Sears to CSC.

(c)	Sears Authority and CSC Compliance. Sears shall have final authority to promulgate Sears Standards and to modify or grant waivers from such Sears Standards. CSC shall (i) comply with and implement the Sears Standards in providing the Services, (ii) work with Sears to enforce the Sears Standards, (iii) modify the Services as and to the extent necessary to conform to such Sears Standards and (iv) obtain Sears’ prior written approval for any deviations from such Sears Standards. CSC’s compliance with new Sears Standards and its modification of the Services in accordance therewith may or may not constitute New Services.

(d)	Compliance with Sears Standards. The Parties acknowledge and agree that (i) Sears shall not incur additional Charges in connection with changes in the Sears Standards applicable to Software if the new or changed Software can be distributed remotely (in such event, the distribution of new or changed Software in this manner and the setup of the distribution system to accommodate such new or changed Software shall be deemed included in the Charges), (ii) Sears shall not incur additional Charges in connection with changes in the Sears Standards applicable to Equipment and Software if such changes are implemented through the refresh of such Equipment and Software in the ordinary course in accordance with the refresh schedule set forth in the applicable Transaction Document, and (iii) to the extent Sears requires that changes in the Sears Standards applicable to Equipment and Software be implemented on an accelerated basis, and not through the refresh of such Equipment and Software in the ordinary course, and the implementation of such changes requires CSC to perform tasks that satisfy the definition of New Services, the implementation of changes shall be subject to Section 4.5(b) (New Services).

(e)	Financial, Forecasting and Budgeting Support. On a monthly basis, CSC shall provide to Sears, for Sears’ forecasting and budgeting purposes, a report that shall include (i) a summary of the Charges for the Services current year to date, by pricing element, under each Transaction Document, (ii) a forecast of the utilization of the Services, by pricing element, under each Transaction Document, of the remainder of the current calendar year, as well as the next calendar year, and (ii) changes to the environment impacting Sears’ costs or utilization, including general plans and projected time schedules for development and implementation. In addition, on each anniversary of the Effective Date, CSC shall provide information to Sears regarding opportunities to modify or improve the Services and reduce the Charges and/or total cost to the Eligible Recipients of receiving the Services.

6.5	Technology.

(a)	CSC Briefings. CSC shall meet with Sears at least semi-annually to brief Sears regarding technological developments and advances as well as new or enhanced services, software, tools, products, methodologies, trends and directions which CSC is developing or is otherwise aware of that could reasonably be expected to have an impact on Eligible Recipients’ businesses, or are otherwise of possible interest or applicability to Sears. Such briefing shall include CSC’s assessment of the business impact, performance improvements and cost savings to Sears associated with each.

(b)	Currency. Subject to Section 6.4 (Architecture, Standards and Information Technology Planning), throughout each Exhibit Term, CSC shall provide the Services using current technologies that shall enable Sears and the other Eligible Recipients to take advantage of technological advancements in Sears’ and its Affiliates’ businesses and support Sears’ and its Affiliates’ efforts to maintain competitiveness in the markets in which Sears and its Affiliates compete. Without limiting the generality of the foregoing, and subject to and in accordance with Sections 10.3 (Sears Provided Systems and CSC Provided Systems), Section 6.4 (Architecture, Standards and Information Technology Planning), Section 5.2 (Change Control), Section 6.5(d) (Approval by Sears) and the terms of the applicable Transaction Document, CSC shall maintain reasonable currency for Software for which it is financially responsible under this Agreement and provide maintenance and support for new releases and versions of Software for which it is operationally responsible. Notwithstanding the foregoing, as to the Software provided for under the Excluded Agreements and the IBM Lotus Notes Agreement, CSC shall manage the currency of such Software in accordance with the requirements of such Third Party Contracts; provided that this sentence shall only apply until the earlier of the expiration or termination of the foregoing Third Party Contracts related to such Software. For purposes of this Section 6.5 (Technology), “reasonable currency” means that, unless expressly provided otherwise in the applicable Exhibit or otherwise directed by Sears, (i) CSC shall maintain Software within one (1) Major Release of the then-current Major Release, and (ii) CSC shall install Minor Releases promptly or, if earlier, as requested by Sears.

(c)	Evaluation and Testing. Prior to installing a new Major Release or Minor Release, CSC shall evaluate and test such release to verify that it shall perform in accordance with this Agreement and the Sears Standards and that it shall not violate clauses (i) – (iv) of Section 5.2(c) (Sears Approval – Cost, Adverse Impact). The evaluation and testing performed by CSC in accordance with the OPM shall be at least consistent with the reasonable and accepted industry norms applicable to the performance of such Services and shall be at least as rigorous and comprehensive as the evaluation and testing usually performed by highly qualified service providers under such circumstances.

(d)	Approval by Sears. Notwithstanding Section 6.5(b) (Currency), CSC shall confer with Sears prior to CSC or the CSC Personnel installing any Major Release or Minor Release, shall provide Sears with the results of its testing and evaluation of such release and a detailed implementation plan and shall not install such release if directed not to do so by Sears. Neither CSC nor the CSC Personnel shall install new Software releases or make other System Changes other than in accordance with Section 5.2 (Change Control); provided, however, that if requested by Sears, neither CSC nor the CSC Personnel shall install new Software releases or make other Software changes until Sears has completed and provided formal sign-off on successful user acceptance testing. CSC shall install, operate and support multiple versions of the same Software as and to the extent directed to do so by Sears; provided that following CSC’s completion of applicable Remediation Services and Transformation Services (and Sears’ acceptance thereof); if Sears’ request to install, operate and/or support such versions is not attributable to any failure or breach of CSC or CSC Personnel under this Agreement, use of such Software (other than Permitted Software) shall: (i) require the prior approval of the Sears Vice President of Operations/Engineering, and (ii) be subject to Section 4.5 (Additional Services). For purposes of this Section 6.5(d) (Approval By Sears), “Permitted Versions” means, with respect to any Software, all versions of such Software that (A) are within 1 Major Release of the then-current Major Release of such Software; provided no such Major Release shall be counted in determining the Permitted Version if less than 12 months has elapsed between the date of such Major Releases and the last Major Release, or such Major Release has not yet been made generally commercially available by such licensor. For example, if Sears was using version 6.0 of XYZ Software for 2 years and the licensor of such Software issued version 7.0 on March 1, 2005, version 8.0 on February 1, 2006, and version 9.0 on June 1, 2006, then on June 1, 2006 the Permitted Versions would be Version 7.0, 8.0 and version 9.0 of XYZ Software, whereas if version 8.0 had been released on April 1, 2006, then as on April 1, 2006, the Permitted Versions would be Version 7.0 and 8.0. If Sears is using a version of Software that stops becoming a Permitted Version, then Sears shall have a reasonable period of time, given the circumstances, to upgrade to a Permitted Version.

(e)	Updates by Sears. The Eligible Recipients shall have the right, but not the obligation, to install new releases of, replace or make other changes to Software for which Sears is financially responsible under this Agreement.

(f)	Unanticipated IT Change. If an Unanticipated IT Change occurs, and if Sears requests that such Unanticipated IT Change be substituted or added by CSC to the Services, the Parties shall use the procedures in Section 13.6(b) (Extraordinary Events; Consequence) to equitably adjust the Charges and other relevant provisions of this Agreement to take such Unanticipated IT Change into account. An “Unanticipated IT Change” means a material shift and improvement in technology capable of providing all or part of the Services that is outside the normal evolution of technology experienced by the information technology industry, was not generally available as of the applicable Commencement Date, is reasonably reliable and relevant and can be technically substituted or added by CSC to the Services.

(g)	CSC Developed Advances. If CSC or its Affiliates develop technological advances or changes to CSC’s Systems to be offered to other CSC customers to provide services that are the same or similar to the Services or CSC or its Affiliates develop new or enhanced processes, services, software, tools, products or methodologies to be offered to other CSC customers (collectively, “New Advances”), CSC shall, subject to Section 4.5 (Additional Services), (i) offer Sears the opportunity to serve as a pilot customer in connection with the implementation of such New Advances, and (ii) if Sears declines such opportunity, offer Sears preferred access to such New Advances and the opportunity to be among the first ten percent (10%) of the CSC customer base to implement and receive the benefits of any New Advances.

(h)	Services Evolution and Modification. The Parties anticipate that the Services shall evolve and be supplemented, modified, enhanced or replaced over time to keep pace with technological advancements and improvements in the methods of delivering services and changes in the businesses of the Eligible Recipients. The Parties acknowledge and agree that these changes shall modify the Services and shall not be deemed to result in New Services as provided in Section 4.5(b) (New Services) unless the changed services otherwise meet the definition of New Services.

6.6	Financial Filings and Notice of Change of Financial Condition.

(a)	Financial Filings. Promptly, but in no event later than fourteen (14) days after CSC files any quarterly, annual or special report with the (i) SEC, including 10-Q, 10-K and 8-K reports, Proxy Statements pursuant to Section 14(a) of the Securities Exchange Act of 1934, or Annual Reports to CSC’s shareholders, or (ii) applicable listing stock exchange for Supplier’s publicly traded equities, CSC shall provide copies of such reports, statements or filings to (1) Sears’ Chief Information Officer, and (2) Sears’ Chief Financial Officer.

(b)	Notice. CSC shall, within fourteen (14) days after obtaining actual knowledge of the occurrence of a Credit Trigger Event, provide notice to Sears of the occurrence of such Credit Trigger Event. Promptly following the date Sears receives such notice, senior executives of the Parties shall meet to discuss CSC’s and CSC’s parent Entity’s (to the extent CSC has a parent Entity) financial condition and their ability to continue to perform their obligations hereunder.

7.	SEARS’ RESPONSIBILITIES

7.1	General Sears Responsibilities.

In addition to Sears’ responsibilities as expressly set forth elsewhere in this Agreement, Sears shall be responsible for the following:

(a)	Sears Relationship Manager. Sears shall designate one (1) individual to whom all CSC communications concerning this Agreement may be addressed, as provided in Section 26.3 (Notices) (the “Sears Relationship Manager”), who shall have the authority to act on behalf of the Eligible Recipients in all day-to-day matters pertaining to this Agreement. Sears may change the designated Sears Relationship Manager from time to time by providing notice to CSC.

(b)	Cooperation. Sears shall cooperate with CSC by, among other things, making available, as reasonably requested by CSC, management decisions, information, approvals and acceptances so that CSC may accomplish its obligations and responsibilities hereunder.

(c)	Sears Personnel. Subject to Section 7.2 (Sears Responsibilities), Sears may elect to perform any of its obligations under this Agreement through any Sears Personnel; provided that such election by Sears shall not limit or affect Sears responsibilities under this Agreement for the performance of such obligations.

(d)	Contract Waivers. At CSC’s request, the Parties will meet, from time to time, to discuss recommendations by CSC on the implementation of appropriate contract waivers, through which the Parties can, limit both Sears and CSC’s liability to Third Parties for Claims subject to Section 20.1 (Indemnity by CSC); provided that Sears responsibility under this Section 7.1(d) is limited to having such consultations in good faith, and Sears shall not be required to implement such recommendations.

7.2	Sears’ Responsibilities.

(a)	Nature of Responsibilities. Without limiting Sears’ obligations under this Agreement, such as Sears’ payment obligation as provided in Section 14 (Invoicing and Payment) and Sears’ obligations regarding CSC’s Confidential Business Information under Section 15.3(b) (Confidential Business Information), references in this Agreement to Sears’ responsibilities are intended solely for the purpose of indicating items that are not CSC’s responsibility, and shall not in any circumstance give rise to, or constitute grounds for, a claim of breach by Sears.

(b)	Exception to CSC Performance. CSC’s failure to perform its responsibilities under this Agreement or to meet the Service Levels shall be excused if and to the extent such CSC non-performance is directly caused by Sears’ or Sears Personnel’s (excluding for purposes of this Section 7.2(b) (Exception to CSC Performance) Sears Personnel under the direction or management of CSC or CSC Personnel) breach of Sears’ obligations under this Agreement or Sears’ failure (other than as a result of CSC’s failure to complete its obligations on a timely basis) to timely complete any necessary predecessor Sears’ obligation under this Agreement, but only if (i) CSC immediately notifies Sears in accordance with Section 7.2(c) (Notice of Problems) of such a breach or Sears’ failure to perform such obligation and its inability to perform under such circumstances, (ii) CSC provides Sears with every reasonable opportunity to correct such breach or Sears’ failure to perform such obligation and thereby avoid such CSC non-performance, and (iii) CSC uses commercially reasonable efforts to perform notwithstanding Sears’ breach or Sears’ failure to perform such obligation.

(c)	Notice of Problems. CSC shall immediately notify Sears in writing when it becomes aware that an act or omission of any Eligible Recipient shall cause, or has caused, a problem or delay in providing the Services, and shall use commercially reasonable efforts to work with the Eligible Recipients to prevent or circumvent such problem or delay. CSC shall cooperate with the Eligible Recipients to resolve differences and conflicts regarding the Services and other activities undertaken by the Eligible Recipients.

(d)	Sears Direction. If any Sears Personnel directs CSC to change the performance of CSC’s responsibilities under this Agreement (including by impeding, delaying or stopping such performance), and such change would have a material impact on CSC’s costs of providing the Services; then: (i) CSC will notify the Sears Vice President of Operations/Engineering specifying: (x) that such notice is being provided in accordance with this provision; (y) the impacts that such direction CSC reasonably believes will have on CSC cost of performance; and (z) the name of the Sears Personnel providing such direction to CSC. CSC will provide a proposal for such change (as New Services) in accordance with Section 4.5 (Additional Services), and Sears will then have the option of either accepting such proposal or overriding the previous direction from Sears. Changes in Sears Standards will be subject to this Section 7.2(d), except to the extent the increased costs can be mitigated by implementing such changes in accordance with Section 6.4(d).

8.	SEARS AND CSC FACILITIES

8.1	Service Facilities.

The Services shall be provided at or from (a) the Sears Facilities described in the applicable Transaction Document, (b) the CSC Facilities described in the applicable Transaction Document or (c) any other service location approved in writing by Sears. CSC shall obtain Sears’ prior written approval for any proposed relocation by CSC or CSC Personnel of the provision of a Service from or to a new or different Sears Facility. CSC shall be financially responsible for all additional costs, taxes or expenses related to or resulting from any CSC-initiated relocation to a new or different Sears Facility or CSC Facility, including any costs or expenses incurred or experienced by any Eligible Recipient as a result of such relocation (e.g., increases in taxes, telecommunications charges, etc.).

8.2	Sears Facilities.

(a)	General. To the extent expressly provided in a Transaction Document, Sears shall provide CSC and the CSC Personnel with the use of and access to the Sears Facilities (or equivalent space) and office furniture described in such Transaction Document for the periods specified therein solely as necessary for CSC to perform its obligations thereunder. Notwithstanding anything to the contrary in this Section 8.2 (Sears Facilities), Sears will provide office space only to CSC Personnel directly involved in providing the Services and dedicated to Sears. In addition, all improvements or modifications to Sears Facilities requested by CSC shall be (i) subject to review and approval in advance by Sears, (ii) in strict compliance with applicable Laws and Sears’ then-current policies, standards, rules and procedures, and (iii) performed by and through Sears at CSC’s expense. CSC acknowledges and agrees that the facilities to be provided by Sears are sufficient for performing the Services and for satisfying CSC’s responsibilities under this Agreement. THE SEARS FACILITIES ARE PROVIDED BY THE ELIGIBLE RECIPIENTS TO CSC AND THE CSC PERSONNEL ON AN AS-IS, WHERE-IS BASIS. THE ELIGIBLE RECIPIENTS EXPRESSLY DISCLAIM ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO THE SEARS FACILITIES OR THEIR CONDITION OR SUITABILITY FOR USE BY CSC OR CSC PERSONNEL. It is understood that CSC and the CSC Personnel’s use of the Sears Facilities does not constitute or create a leasehold interest. When the Sears Facilities, or any portion of the Sears Facilities, are no longer to be used by CSC or the CSC Personnel as contemplated by this Section 8 (Sears and CSC Facilities) or are otherwise no longer required for performance of the Services, CSC shall notify Sears as soon as practicable and shall vacate and return such Sears Facilities (including any improvements to such facilities made by or at the request of CSC) to Sears in substantially the same condition as when such facilities were first provided to CSC, subject to reasonable wear and tear. CSC Personnel using the office facilities provided by Sears shall be accorded reasonable use of (A) certain employee facilities (e.g., parking facilities (other than paid parking facilities), cafeteria and common facilities) to the extent generally made available to similarly situated Sears employees, and (B) certain shared office equipment and services (such as local telephone service for Sears-related calls, mail service, office support service (e.g., janitorial not including secretarial services), heat, light and air conditioning). The foregoing employee facilities, and the extent of CSC Personnel’s permitted use thereof, may be modified in Sears’ sole discretion without advance notice, but in a manner generally applicable to Sears Personnel.

(b)	Use of Sears Facilities.

(i)	No Use for Shared Services. Unless CSC obtains Sears’ prior written agreement, which Sears may withhold in its sole discretion, CSC shall use the Sears Facilities, and the Equipment and Software located therein, and the Sears Provided Systems solely to provide the Services to the Eligible Recipients and not to CSC’s other customers.

(ii)	Relocation by Sears. Sears reserves the right to relocate any Sears Facility from which the Services are then being provided by CSC Personnel to another geographic location; provided, however, that, in such event, Sears shall provide CSC with comparable office space in the new location. In such event, Sears shall reimburse CSC for: (1) any reasonable incremental Out-of-Pocket Expenses incurred by CSC, and (2) CSC’s internal labor costs (subject to Section 4.5 (Additional Services)); in each such case, incurred in physically relocating to such new geographic location; provided, however, that such relocation is not expressly contemplated in this Agreement, and that CSC notifies Sears of such incremental expenses, obtains Sears’ approval prior to incurring such expenses and uses commercially reasonable efforts to minimize such expenses.

(iii)	Re-Use of Space. Sears also reserves the right to direct CSC to cease using all or part of the space in any Sears Facility from or in which the Services are then being provided by the CSC Personnel and to thereafter use such space for Sears’ own purposes. In such event, Sears shall reimburse CSC for: (1) any reasonable incremental Out-of-Pocket Expenses incurred by CSC, and (2) CSC’s internal labor costs (subject to Section 4.5 (Additional Services)); in each such case, incurred in leasing required substitute new space; provided, however, that such relocation direction is not expressly contemplated in this Agreement and that CSC notifies Sears of such incremental expenses, obtains Sears’ approval prior to incurring such expenses, and uses commercially reasonable efforts to minimize such expenses. Except for office space provided by Sears in a Sears Facility for CSC’s Personnel pursuant to the TI Exhibit and any Systems that are required to be located at a Sears Facility for the proper performance of the Services, CSC shall relocate to a CSC Facility all other CSC Personnel, CSC Provided Systems and CSC Managed Systems as part of the Transformation Services. Sears shall be entitled to charge CSC rent for any such space that is not vacated by CSC Personnel within the timelines set forth in the Transformation Plan.

8.3	Access to Sears’ Networks.

If CSC or any CSC Personnel has access, whether on-site or through remote facilities, to any Eligible Recipient’s Equipment, Software, electronic data storage Systems or other electronic Systems (each, an “Electronic System”), in connection with this Agreement, CSC shall limit such access and use by CSC Personnel solely to: (a) those Electronic Systems and data contained therein that Sears has authorized CSC’s Personnel to access; (b) those CSC Personnel who need access to such Electronic Systems to accomplish CSC’s obligations under the applicable Transaction Document, and CSC’s Personnel shall not attempt to access any Electronic Systems and data contained therein other than those specifically required to accomplish its obligations under the applicable Transaction Document; and (c) performing CSC’s obligations within the scope of the applicable Transaction Document. CSC shall, upon Sears’ request, advise Sears in writing of the name of each such Personnel who have been granted such access, and shall strictly follow all Sears Rules. CSC is responsible for any unauthorized access or use by CSC Personnel. All user identification numbers and passwords disclosed to CSC Personnel and any information obtained by CSC Personnel as a result of CSC Personnel’s access to, and use of, Eligible Recipients’ Electronic Systems shall be Sears’ Confidential Information, without the need to mark it as such. CSC shall cooperate with Sears in the investigation of any apparent unauthorized access by CSC Personnel to any Eligible Recipient’s Electronic Systems and/or the data contained therein. CSC shall not install or permit the installation or connection of any Software or Equipment on any Eligible Recipient’s network(s) without Sears’ prior review and approval.

8.4	CSC’s Responsibilities.

Except for the Sears Provided Systems and as provided in Section 8.2 (Sears Facilities), CSC shall be responsible for all office, data processing, and desktop and other computing Software, Equipment and services, long-distance telephone service, space, furniture, fixtures, facilities and other items, as well as all personnel, technical knowledge, expertise and other resources, needed by CSC or CSC Personnel (including Transitioned Personnel hired by CSC) to provide the Services, and for all Upgrades, replacements and additions thereto. Without limiting the foregoing, CSC shall (i) provide all maintenance, site management, site administration and similar services for the CSC Facilities, and (ii) provide uninterrupted power supply services for the CSC Facilities and for the Software, Equipment and Systems in Sears Facilities as designated in the applicable Transaction Document.

8.5	Physical Security.

CSC shall be responsible for physical security, including safety and physical access and control, for the CSC Facilities that CSC is using in performing the Services. CSC shall not permit any person to have access to, or control of, any Sears Facilities unless such access or control is permitted in accordance with control procedures approved by Sears. If CSC provides the Services to the Eligible Recipients from a CSC Facility, CSC shall develop and implement the processes and controls designed to prevent unauthorized access in any such CSC Facility to Sears Confidential Information and prevent CSC Personnel servicing Third Parties at or from such CSC Facility from having access to

Sears Confidential Information. CSC shall maintain at the CSC Facilities safety and physical security procedures that are no less rigorous than the most rigorous of the following standards: (i) the procedures necessary to meet CSC’s obligations under this Agreement and the requirements of Laws; or (ii) the industry standard procedures for locations similar to the CSC Facilities.

9.	REQUIRED CONSENTS

9.1	Administrative Responsibility.

(a)	General. Unless otherwise elected by Sears, CSC shall, commencing on the effective date of the applicable Transaction Document, undertake all administrative activities necessary to obtain all Required Consents, including those necessary to transfer Acquired Assets to CSC and to permit CSC’s Personnel to access and use the Acquired Assets in connection with providing the Services if consent to transfer them to CSC is not received. Notwithstanding the foregoing, Sears shall undertake all administrative activities necessary to obtain any Required Consents for CSC’s use of Sears Facilities as contemplated hereby.

(b)	Cooperation. At CSC’s request, Sears shall cooperate with CSC in obtaining the Required Consents by executing appropriate Sears-approved written communications and other documents prepared or provided by CSC. Upon CSC’s request, Sears will provide to CSC any information CSC reasonably requests that is in Sears’ possession and that Sears is permitted to share with CSC under the terms of the applicable Third Party Contract and Law. In connection with any Required Consents for Sears Facilities, at Sears’ request, CSC shall cooperate with Sears in obtaining the Required Consents by executing appropriate CSC approved written communications and other documents prepared or provided by Sears. With Sears’ approval, CSC shall exercise for the benefit of the Eligible Recipients any rights CSC, its Affiliates or the other CSC Personnel have to utilize or transfer license rights or other applicable rights under any existing Third Party licenses, leases or contracts, including licenses, leases and/or contracts relating to functionally equivalent Systems, and the Parties shall cooperate in minimizing or eliminating any costs associated therewith.

9.2	Financial Responsibility.

Except as set forth in a Transaction Document, (a) CSC shall pay all transfer, relicensing or termination fees or expenses associated with obtaining any Required Consents (including the rights provided for under Section 10.3(h) (Other Matters) for Sears Provided Systems, CSC Provided Systems, including Acquired Assets, CSC Managed Systems, CSC Designated Contracts and CSC Facilities or terminating any licenses, leases or agreements as to which CSC is unable to obtain such Required Consents, and (b) Sears shall be responsible for any fees or expenses for Required Consents for CSC’s use of Sears Facilities.

9.3	Contingent Arrangements.

(a)	General. If, despite using all commercially reasonable efforts, CSC is unable to obtain a Required Consent for any Acquired Asset, CSC Designated Contract, or Sears Provided System, then, unless and until such Required Consent is obtained, CSC shall use all commercially reasonable efforts to determine and adopt, subject to Sears’ prior approval, such alternative approaches as are necessary and sufficient to provide the Services without such Required Consent(s) and without violating the Third Party Contracts applicable to the foregoing. If such alternative approaches are required for a period longer than six (6) months following the applicable Commencement Date, the Parties shall equitably adjust the terms and reduce the prices specified in this Agreement to reflect any additional costs being incurred by Sears and any Services not being received by the Eligible Recipients. The Parties shall work together to negotiate in good faith any other appropriate adjustments to this Agreement during such interim period. Except as otherwise expressly provided herein, the failure to obtain any Required Consent shall not relieve CSC of its obligations under this Agreement and CSC shall not be entitled to any additional compensation or reimbursement amounts in connection with obtaining or failing to obtain any Required Consent or implementing any alternative approach.

10.	SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED WITH THE PROVISION OF SERVICES

10.1	CSC Designated Contracts.

(a)	Assignment and Assumption. On and as of the applicable Commencement Date, Sears shall assign to CSC, and CSC shall assume and agree to perform all obligations related to, the Software licenses, Equipment leases and Third Party Contracts associated with Acquired Assets and/or identified as “CSC Designated Contracts” in the applicable Transaction Document (collectively, “CSC Designated Contracts”). With respect to each CSC Designated Contract requiring a Required Consent for assignment to CSC, CSC shall use commercially reasonable efforts to cause the applicable Third Party to enter into a mutually satisfactory novation agreement among such Third Party, Sears and CSC evidencing the assignment and assumption by CSC of Sears’ obligations and the release of Sears as provided for in this Agreement. With respect to CSC Designated Contracts not requiring a Required Consent for assignment or for which CSC is unable to obtain such novation agreement, then subject to CSC obtaining the applicable Required Consents, Sears and CSC shall execute and deliver a mutually satisfactory assignment and assumption agreement with respect to such CSC Designated Contracts, evidencing the assignment and assumption provided for in this Agreement.

(b)	CSC Designated Contracts Not Assignable by Commencement Date. With respect to any CSC Designated Contracts that cannot, as of the applicable Commencement Date, be assigned to CSC without breaching their terms or otherwise adversely affecting the rights or obligations of Sears or CSC thereunder, but for which any Required Consent necessary for CSC to access and use the underlying Software, Equipment or services has been received, the performance obligations thereunder shall be deemed to be subcontracted or delegated to CSC until any requisite consent, notice or other prerequisite to assignment can be obtained, given or satisfied by CSC. It is understood that, from and after the Commencement Date, CSC, as a Subcontractor or delegate, shall be and remain financially and operationally responsible for such CSC Designated Contract as Sears’ agent pursuant to Section 13.2(e) (Limited Agency) and, if applicable, the underlying Acquired Asset shall not be transferred to CSC, but instead shall be considered part of the CSC Managed Systems. CSC shall use all commercially reasonable efforts to satisfy the consent, notice or other prerequisites to assignment and, upon CSC doing so, the CSC Designated Contract and, if applicable, the underlying Acquired Asset shall immediately be assigned and transferred to and assumed by CSC (and shall thereafter no longer be part of the CSC Managed Systems).

(c)	Non-Assignable CSC Designated Contracts. If, after CSC using commercially reasonable efforts for a reasonable period of time, a CSC Designated Contract cannot be assigned to CSC without breaching its terms or otherwise adversely affecting the rights or obligations of Sears or CSC thereunder, the Parties shall take such actions and execute and deliver such documents as may be necessary to cause the Parties to realize the practical effects of the allocation of responsibilities intended to be effected by this Agreement.

(d)	Modification and Substitution. Unless otherwise agreed to by the Parties in writing, CSC may terminate, shorten, modify or extend the CSC Designated Contracts and may substitute or change suppliers relating to Equipment, Software or other goods or services covered thereby, so long as such change(s) do not, in connection with such CSC Designated Contract or the Services hereunder: (i) constitute a breach of any obligation of the Eligible Recipients under any CSC Designated Contract; (ii) result in additional financial obligations, or Losses to Sears Related Businesses arising out of such CSC Designated Contract; and (iii) provide, if assumable by Sears, for less favorable terms, conditions or prices for the Eligible Recipients following the expiration or termination of the applicable Transaction Document than would otherwise be applicable to CSC (except for terms, conditions or prices available to CSC because of its volume purchases). CSC’s rights under the immediately preceding sentence are: (i) conditioned upon CSC paying all applicable termination or cancellation charges, Losses and other amounts due to the applicable supplier associated with such action, and (ii) are subject to Section 10.1(d) (System Change Costs). Notwithstanding anything to the contrary in this Agreement, CSC shall not terminate, shorten or modify without Sears’ prior written consent any license for Third Party Software either created exclusively for the Eligible Recipients or otherwise not commercially available. CSC shall reimburse the Eligible Recipient(s) for any termination charges, cancellation charges, or other amounts paid by them at CSC’s direction in connection with obtaining any such modification.

(e)	Unidentified Third Party Contracts. With respect to any Third Party Contract that (i) is related to any of the Acquired Assets or functions, responsibilities or services to be performed by CSC under this Agreement, (ii) is not identified in a Transaction Document and (iii) was not discovered by CSC during their due diligence and negotiations preceding the execution of such Transaction Document (an “Unidentified Third Party Contract”), the following shall apply: (1) the Unidentified Third Party Contract shall be added to the applicable Transaction Document as a CSC Designated Contract as soon as it has been identified, subject to Sears’ prior approval; (2) CSC shall obtain any Required Consents with respect to any Unidentified Third Party Contract; and (3) the costs of all transfers, upgrade and other fees necessary to obtain such Required Consent with respect to the Unidentified Third Party Contracts shall be the responsibility of CSC. During the Term of the applicable Transaction Document, Sears shall pay the costs of any ongoing license, maintenance or other financial obligations with respect to such Unidentified Third Party Contracts; but only to the extent that: (x) such costs, in the aggregate, exceed 1% of the Sears IT Base Case (below such floor CSC will be solely responsible for such costs); and (y) if such Equipment or Software is to be replaced as part of any Transformation Services, then CSC shall have sole responsibility for such costs after the date such replacement was to have occurred under the Transformation Plan.

(f)	Managed Third Parties. If a Transaction Document provides for Managed Third Parties, CSC shall be responsible for those Managed Third Parties perform in accordance with this Agreement, including Service Levels, and comply with all applicable duties and obligations imposed on CSC under this Agreement. Unless otherwise specified in the applicable Transaction Document or agreed to in writing by the Parties, CSC shall be responsible for all costs and charges associated with such Managed Third Parties and for any failure by any Managed Third Party or its Personnel to perform in accordance with this Agreement or to comply with any duties or obligations imposed on CSC under this Agreement to the same extent as if such failure to perform or comply was committed by CSC or CSC Personnel. CSC shall be the Eligible Recipients’ sole point of contact regarding the services provided by such Managed Third Parties.

(g)	Notice of Defaults. CSC shall promptly inform Sears in writing of any material breach of, or misuse or fraud in connection with, any Third Party Contract, Equipment lease or Third Party Software license used in connection with the Services of which CSC becomes aware and shall cooperate with Sears to prevent or stay any such breach, misuse or fraud.

10.2	Acquired Assets.

If a Transaction Document provides for Acquired Assets, Sears agrees to convey (or shall cause the applicable Eligible Recipient to convey) to CSC (either directly or through an entity purchase transaction mutually approved by the Parties), subject to CSC receiving any Required Consents, and CSC agrees (or shall cause an Affiliate to agree) to accept, as of the applicable Commencement Date, all of Sears’ (or the applicable Eligible Recipient’s) right, title and interest in and to the Acquired Assets specified in the applicable Transaction Document (or entity purchase transaction document). In consideration for such conveyance, CSC shall pay Sears on the Commencement Date the Acquired Assets Credit specified in the applicable Transaction Document (or entity purchase transaction document). In addition, CSC shall be responsible for, and shall pay, or provide evidence of exemption from, all sales, use, Equipment, Software or other goods and services and other similar taxes arising out of the conveyance of such Acquired Assets. Subject to CSC receiving any Required Consents, Sears represents and warrants to CSC that CSC (or its Affiliates) shall take good title to such Acquired Assets as of the Commencement Date, free and clear of all liens. Except as otherwise expressly provided in this Section 10.2 (Acquired Assets), SEARS CONVEYS ACQUIRED ASSETS TO CSC ON AN “AS IS,” “WHERE IS” AND “WITH ALL FAULTS” BASIS. SEARS HEREBY DISCLAIMS ALL IMPLIED WARRANTIES, WITH RESPECT TO ACQUIRED ASSETS, OR THE CONDITION OR SUITABILITY OF SUCH ACQUIRED ASSETS FOR USE BY CSC TO PROVIDE THE SERVICES, INCLUDING WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

10.3	Sears Provided Systems and CSC Provided Systems.

(a)	Inventory. Except as may be set forth in a Transaction Document, with respect to the Services to be provided under such Transaction Document, such Transaction Document shall contain an inventory (the “Inventory”) of all: (i) Sears Provided Systems that the Eligible Recipients are to provide for use by CSC Personnel under such Transaction Document; (ii) CSC Provided Systems; (iii) CSC Managed Systems; and (iv) CSC Designated Contracts. The Inventory shall be incorporated into the OPM and shall be regularly updated by CSC as changes occur. CSC shall review all such changes with Sears, upon Sears’ request, and at least once per year. All changes to the Inventory shall be subject to Sears’ approval.

(b)	Non-Commercially Available Software. CSC shall indicate on the Inventory which of the CSC Software and Third Party Software used in providing the Services are not commercially available. CSC shall avoid, after the Commencement Date, using non-commercially available CSC Software and Third Party Software where practical and shall not introduce any non-commercially available CSC Software or Third Party Software where a reasonably functionally equivalent commercially available alternative exists, unless otherwise agreed to in advance in writing by Sears. Prior to CSC or the CSC Personnel introducing non-commercially available CSC Software or Third Party Software, CSC shall notify Sears thereof and CSC shall work with Sears in good faith to ensure that, to the extent requested by Sears, Sears Related Businesses are able to procure a license for such Software. CSC’s inability to obtain maintenance or support for any CSC Provided Systems shall not excuse CSC’s performance under this Agreement.

(c)	CSC Managed Systems.

(i)	CSC Managed Systems Generally. For all CSC Managed Systems that are not provided under Excluded Agreements; CSC’s responsibility for such Systems shall be the same under this Agreement as if the Third Party provider of such System was a subcontractor to CSC, including end to end management of such Systems and integration of such Systems into CSC’s overall Service delivery; provided that CSC shall not be responsible for the failure of any such Third Party services provider to pay service credits, if any, as required under the Third Party Contract between such service provider and Sears for such CSC Managed System.

(ii)	IBM Lotus Notes Agreement. CSC shall have the same responsibility for the IBM Lotus Notes Agreement, as CSC has for other CSC Managed Systems under Section 10.3(c)(i); except that CSC shall not be responsible for Service failures or other breaches of the IBM Lotus Notes Agreement caused by IBM or IBM’s Personnel; to the extent such failure would not have been avoided or mitigated had CSC properly performed its management responsibility under this Agreement.

(iii)	Excluded Agreements. CSC’s responsibility for CSC Managed Systems provided under Excluded Agreements shall be limited to managing IBM, the same as if CSC were the customer of such services, rather than the Sears; provided that CSC shall be responsible for end to end management of such Systems and integration of such Systems into CSC’s overall Service delivery.

(iv)	Terms Applicable to All CSC Managed Systems. Upon CSC’s request, Sears shall assist CSC in any contractual matters under the Third Party Contracts between Sears and such Third Party providers of such CSC Managed Systems by, among other things, sending, in appropriate circumstances, a notice of breach or termination (prepared by CSC in a format acceptable to Sears); provided that Sears shall not terminate such agreements (except for cause) with out CSC’s concurrence. CSC shall be responsible for replacing each CSC Managed System, including those provided for under the Excluded Agreements and the IBM Lotus Notes Agreement, on or before the expiration or termination (for any reason) of the Third Party Contract for such CSC Managed System, either: (a) with a new CSC Provided System, or (b) by removal of the need for such System from the Services (as may be further set forth in the applicable Transaction Document), without any Charges to Sears not set forth in the Transaction Document.

(d)	Financial Responsibility. Except as set forth in a Transaction Document, CSC shall be responsible for all costs and expenses incurred on or after the applicable Commencement Date associated with the CSC Provided Systems, CSC Managed Systems and CSC Designated Contracts (excluding the Excluded Agreements and Third Party Contracts administered by CSC on a pass-through basis, which are addressed in Section 13.2 (Pass-Through Expenses)), used by CSC to provide the Services. Subject to CSC’s obligations with respect to Required Consents, Sears shall be responsible for Third Party fees or expenses associated with Sears Provided Systems. Unless otherwise expressly provided, each Party also shall be responsible for any Third Party fees or expenses on or after the applicable Commencement Date associated with new, substitute or replacement Software, Equipment, Equipment leases, circuits, Systems, services or Third Party Contracts (including Upgrades, enhancements, new versions or new releases of such Software, Equipment, circuits or services) for which such Party or any of its Affiliates is financially responsible under this Agreement or the applicable Transaction Document.

(e)	Operational Responsibility. Except as set forth in a Transaction Document, with respect to the CSC Provided Systems, CSC Managed Systems (except for Excluded Agreements) and CSC Designated Contracts (excluding the charges under Third Party Contracts administered by CSC on a pass-through basis, which are addressed in Section 13.2 (Pass-Through Expenses)), used by CSC to provide the Services, CSC shall be responsible for: (i) the evaluation, procurement, testing, installation, rollout, use, repair, support, management, administration, operation and maintenance of such Software, Equipment or Systems, including Equipment leases, circuits, services and Third Party Contracts, (ii) the disposal of broken or replaced Equipment, Software or Systems; (iii) the evaluation, procurement, testing, installation, rollout, use, repair, support, management, administration, operation and maintenance of new, substitute or replacement Software, Equipment, Equipment leases, circuits, services and Third Party Contracts (including Upgrades); (iv) the performance, availability, reliability, compatibility and interoperability of such Software, Equipment, circuits, services and Third Party Contracts each in accordance with this Agreement, including the Service Levels and change management procedures; (v) the compliance with and performance of all operational, administrative and contractual obligations specified in such licenses, leases and contracts; (vi) the administration and exercise as appropriate of all rights available under such licenses, leases and contracts; and (vii) the payment of any fees, penalties, charges, interest or other expenses due and owing under or with respect to such Software licenses, Equipment, Equipment leases, circuits, services and Third Party Contracts that are incurred, caused by or result from CSC’s failure to comply with or perform its obligations under this Section 10.3(e) (Operational Responsibility) (except to the extent such failure is relieved due to Sears’ failure to perform its responsibilities as set forth in Section 7 (Sears Responsibilities)). CSC shall establish a schedule to evaluate all such Systems on a rolling twelve (12) month basis so that each System is reviewed at least annually.

(f)	Benefits Pass-Through. With respect to any products and services acquired by CSC for an Eligible Recipient on a Pass-Through Expense basis during the course of performing the Services, CSC shall use all commercially available efforts to pass-through to Sears and the other Eligible Recipients all benefits offered by the manufacturers and/or suppliers of such products and services (including all warranties, refunds, credits, rebates, discounts, training, technical support and other consideration offered by such manufacturers and suppliers) except to the extent otherwise agreed by Sears. If CSC is unable to pass through such benefit to Sears or the other Eligible Recipients, it shall notify Sears in advance and shall not purchase such product or service without Sears’ prior written approval.

(g)	UCITA and CISG. CSC shall use commercially reasonable efforts to ensure that any Third Party Contracts (i) related to Software, Equipment or services procured by CSC or any CSC Personnel in connection with this Agreement, and (ii) that may be transferred to Sears upon the termination or expiration of this Agreement or any Transaction Document, shall include provisions stating that the parties agree that UCITA and CISG do not and shall not apply to such contract, to the extent such exclusions are legally permissible under the applicable governing law of such contract. If, despite such commercially reasonable efforts, CSC is unable to obtain such provisions, CSC shall promptly notify Sears in writing of such failure. Thereafter, Sears may reject or approve CSC’s use of such contract. If Sears rejects such contract, CSC shall identify a replacement provider reasonably acceptable to Sears that shall provide Sears with the applicable contractual rights. Nothing contained in this Section 10.3(g) (UCITA and CISG) shall relieve CSC of its obligation to (A) perform the Services or any of its obligations under this Agreement, or (B) meet the Service Levels.

(h)	Other Matters.

(i)	With respect to all CSC Provided Systems, and related Third Party Contracts to be used primarily to provide the Services, CSC shall use all commercially reasonable efforts to (1) obtain for Sears the rights specified in Section 24 (Rights upon Expiration or Termination), (2) ensure that the granting of such rights is not subject to subsequent third party approval or the payment by a transferee of transfer fees, (3) ensure that the terms, conditions and prices applicable to Sears following expiration or termination that are no less favorable than those otherwise applicable to CSC, and at least sufficient for the continuation of the activities comprising the Services, and (4) ensure that neither the expiration or termination of this Agreement or any Transaction Document, nor the assignment of the contract, shall trigger less favorable terms, conditions or pricing or services.

(ii)	If in any instance CSC is unable to obtain any of the rights and assurances described in this Section 10.3(h) (Other Matters), it shall notify Sears in advance and shall not use such CSC Provided System or Third Party Contract without Sears’ approval, and absent such approval, CSC’s use of any such CSC Provided System or Third Party Contract shall obligate CSC to obtain or arrange, at no additional cost to Sears, equivalent rights to those set forth in Section 24 (Rights upon Expiration or Termination) below. If Sears so consents to CSC’s use of any specific CSC Provided Systems or Third Party Contracts under the foregoing circumstances, such consent shall be deemed to be conditioned on CSC’s commitment to use all commercially reasonable efforts to cause such Third Party to agree at expiration or termination of this Agreement or the applicable Transaction Document, or the completion of Termination Assistance Services requested by Sears, to permit Sears to assume prospectively the license, lease or other contract in question or to enter into a new license, lease or other contract with Sears on substantially the same terms and conditions, including price and restrictions on authorized users. Sears may, in its sole discretion, withhold its consent to any such CSC Provided Systems or Third Party Contract if, following expiration or termination of this Agreement or any Transaction Document, as the case may be, (1) Sears would not be entitled to the license, sublicense, assignment or other rights specified in Section 24.1 (Certain Rights), (2) the granting of such license, sublicense, assignment or other rights would be subject to subsequent Third Party approval or the payment by a transferee of transfer fees or (3) Sears would be obligated to reimburse CSC for any termination or cancellation fees, noncancelable charges or other termination charges set forth in the applicable Transaction Document.

(i)	Evaluation of Third Party Software, Equipment.

(i)	Replacement With Sears Provided System. If Sears wishes to replace or provision any CSC Provided System or CSC Managed System with an identical or comparable Sears Provided System, CSC shall provide Sears with a credit equal to the amount of the cost avoidance, if any, enjoyed by CSC, its Affiliates or the CSC Personnel by reason of such replacement. Such cost avoidance shall include all reduced or eliminated license fees, lease payments, maintenance contracts and all other costs and expenses avoided by CSC, its Affiliates or the CSC Personnel as a result of Sears’ replacement or provisioning of such CSC Provided System or CSC Managed System or other goods or services, as well as CSC’s, its Affiliates’ or the CSC Personnel’s anticipated profit associated with such avoided cost(s) (net of any increased costs suffered by CSC as a result of such replacement); provided that CSC shall not be required to accept such a replacement System if such replacement would result in a net increase to CSC costs. If Sears’ provisioning of a comparable Sears Provided System will have an adverse affect on the Services or the method in which CSC is providing any of the Services, CSC shall notify Sears in writing of such adverse effect within ten (10) Business Days of Sears’ notice of Sears’ intention to install such a comparable system; in which case the parties shall work in good faith to mitigate any potential harm from the use of

Sears Provided System. CSC shall be relieved from responsibility for any adverse effect set forth in its notice to the extent that Sears proceeds with such replacement and CSC was not able to in good faith to avoid such adverse effect.

(ii)	Evaluation of New Software or Equipment. If Sears wishes to modify or replace or provision any CSC Provided System or CSC Managed System or Sears Provided System with any Third Party Software or Equipment (other than a Sears Provided System, in which case Section 10.3(i)(i) (Replacement With Sears Provided System) shall apply) selected by an Eligible Recipient and that is not then in use in connection with the Services, then CSC shall, without additional cost to Sears, use all commercially reasonable efforts to evaluate and determine whether such Software and Equipment shall adversely affect the Eligible Recipients’ environment, CSC Provided Systems, CSC Managed Systems, Sears Provided Systems and/or CSC’s ability to provide the Services. CSC shall complete and report the results of such evaluation to Sears within fifteen (15) days of its receipt of Sears’ request; provided, however, that CSC shall use all commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation.

10.4	Notice of Decommissioning.

CSC shall notify Sears promptly if and to the extent any CSC Managed Systems or Sears Provided Systems, including any Eligible Recipients’ owned Equipment or Eligible Recipients’ leased Equipment, shall no longer be used to provide the Services. The notification shall include the identification of the applicable Equipment, Software or circuit, and the date it shall no longer be needed by CSC, along with the reason for decommissioning or non-use. Upon receipt of any such notice, Sears may (or may cause the applicable Eligible Recipient to), in its sole discretion, terminate the Equipment lease for such leased Equipment or the license for such Software, as the case may be, as of the date specified in such notice and sell or otherwise dispose of or redeploy such Eligible Recipient owned Equipment, Software or circuit that is the subject of such a notice as of the date specified in such notice. Upon CSC ceasing to use any Equipment (or, in the case of leased Equipment, upon the last day such Eligible Recipient is obligated to make such leased Equipment available to CSC, if earlier) or Software, CSC shall return the same to the Eligible Recipients and/or their designee(s) in condition at least as good as the condition thereof on the applicable Commencement Date, ordinary wear and tear excepted. CSC shall, at CSC’s expense, deliver such Equipment or Software to the location designated by the Eligible Recipients.

10.5	License to CSC Provided Systems.

As of the applicable Commencement Date, CSC, at no additional charge to the Eligible Recipients, hereby grants an irrevocable, worldwide, non-exclusive, and except for the Charges, paid-up, royalty-free right and license during the Term of the applicable Transaction Document and any Termination Assistance Services period to the Eligible

Recipients (but, as to Eligible Recipients that are not Sears Related Businesses, only in connection with their relationship with the Sears Related Businesses), to access, interface with, monitor, use, execute, reproduce, display, perform, prepare Derivative Works based upon, and distribute, from and to any locations in the world, the CSC Provided Systems to the extent necessary or appropriate to receive the full benefit of the Services; provided that this Section 10.5 shall not require CSC to provide source code to Sears for CSC Provided Systems, if CSC would not otherwise be required to provide source code to Sears. Sears Related Businesses may permit the Sears Personnel to exercise the foregoing rights and licenses on behalf of the Eligible Recipients in connection with receipt of the Services by the Eligible Recipients.

10.6	License to Sears Provided Systems and CSC Managed Systems.

(a)	License to Sears Owned Materials. As of the applicable Commencement Date, Sears hereby grants to CSC, for the sole and express purpose of performing the Services during the Term of the applicable Transaction Document and any Termination Assistance Services period, a non-exclusive, non-transferable, royalty-free right and license to access, interface with, monitor, use, operate, copy and store Sears Provided Systems that consist of Sears Owned Materials; provided that CSC may permit the CSC Personnel (that are retained in accordance with this Agreement) to use such Materials solely to provide Services to Eligible Recipients on CSC’s behalf. Neither CSC, nor CSC Personnel, shall have any right to the source code to such Sears Owned Materials unless and to the extent approved in advance by Sears, and shall cease all use of such Sears Owned Materials upon the end of the Term of the applicable Transaction Document and the completion of any applicable Termination Assistance Services requested by Sears.

(b)	License to Third Party Materials. Subject to CSC having obtained any Required Consents, Sears hereby grants to CSC, for the sole and express purpose of performing the Services during the Term of the applicable Transaction Document and any Termination Assistance Services period and solely to the extent of Sears’ underlying rights, the same rights of access and use as Sears possesses under the applicable contract with respect to the CSC Managed Systems and those Sears Provided Systems that do not consist of Sears Owned Materials; provided that CSC may permit the CSC Personnel (that are retained in accordance with this Agreement) to use such Materials solely to provide Services to Eligible Recipients on CSC’s behalf. CSC shall comply with the duties, including use restrictions and those of nondisclosure, imposed on Sears by such Third Party contracts, and shall cease all use of such CSC Managed Systems and Sears Provided Systems upon the end of the Term of the applicable Transaction Document and the completion of any applicable Termination Assistance Services requested by Sears.

11.	SERVICE LEVELS

11.1	Description of Service Levels.

(a)	Purpose of Service Levels. Without limiting CSC’s obligations provided elsewhere in this Agreement, the Parties acknowledge and agree that the purpose of the Service Levels specified in this Agreement is to serve as a reporting tool to inform the Parties as to how the Services are being performed and to enable the Parties to identify and measure those areas of the Services that require improvement.

(b)	Service Level Performance Standards. CSC shall perform the Services so as to meet or exceed the Service Levels set forth in the applicable Transaction Document beginning on the applicable dates set forth therein. If such Transaction Document does not specify dates for CSC to meet the Service Levels, CSC shall perform the Services so as to meet or exceed the Service Levels beginning on the Commencement Date thereof. If more than one Service Level applies to any particular obligation of CSC, CSC shall perform in accordance with the most stringent of such Service Levels. CSC shall be responsible for meeting or exceeding the applicable Service Levels, even where doing so is dependent on the provision of Services by CSC Personnel that are Third Parties.

11.2	Service Level Credits.

CSC recognizes that Sears is paying CSC to deliver the Services at specified Service Levels. If CSC fails to meet such Service Levels, then CSC shall pay or credit to Sears the performance credits specified in the applicable Transaction Document (“Service Level Credits”) in recognition of the diminished value of the Services resulting from CSC’s failure to meet the agreed-upon level of performance and not as a penalty. Sears shall have the right to re-allocate the Service Level Credits among the Service Levels under a Transaction Document, upon ninety (90) days’ advance written notice to CSC and no more than twice in any Contract Year, provided that such re-allocation shall not change the total amount of Service Level Credits at risk under such Transaction Document. Under no circumstances shall the imposition of Service Level Credits be construed as Sears’ sole or exclusive remedy for any failure to meet the Service Levels. However, if Sears recovers monetary damages from CSC as a result of CSC’s failure to meet a Service Level, CSC shall be entitled to set off against such damages any Service Level Credits paid for the failure giving rise to such recovery.

11.3	Problem Analysis.

If CSC fails to provide Services in accordance with the Service Levels or otherwise in accordance with this Agreement, CSC shall (after restoring service or otherwise resolving any immediate problems) (a) promptly investigate and report on the causes of the problem, (b) provide a Root Cause Analysis of such failure as soon as practicable after such failure or at Sears’ request, (c) use all commercially reasonable efforts to implement remedial action and begin meeting the Service Levels as soon as practicable, (d) advise

Sears of the status of remedial efforts being undertaken with respect to such problem and (e) provide Sears reasonable evidence that the causes of such problem have been or shall be corrected on a permanent basis. CSC shall use all commercially reasonable efforts to complete the Root Cause Analysis within fifteen (15) days; provided, however, that if it is not capable of being completed within fifteen (15) days using reasonable diligence, CSC shall complete such Root Cause Analysis as quickly as possible and shall notify Sears prior to the end of the initial fifteen (15) day period as to the status of the Root Cause Analysis and the estimated completion date.

11.4	Continuous Improvement Reviews.

Throughout each Exhibit Term, CSC shall identify and notify Sears of commercially reasonable methods of improving the Services and reducing the cost to the Eligible Recipients of such Services. In addition, Sears and CSC shall periodically review the Service Levels and the performance data collected and reported by CSC in accordance with the applicable Transaction Document. As part of this review process, the Parties shall, at no additional cost to Sears, increase the Service Levels to reflect the higher performance levels actually attained or attainable by CSC in accordance with the applicable Transaction Document. At minimum, if the actual performance of any Services exceeds the applicable Service Level for twelve (12) consecutive months, then the applicable Service Level shall be automatically increased (or decreased, if applicable) to a value which is halfway between the existing Service Level and the average actual performance for such twelve (12) month period. In addition, subject to Section 4.5 (Additional Services) and the applicable Transaction Document, the Parties shall, to the extent reasonable and appropriate, (a) increase the Service Levels to reflect improved performance capabilities associated with advances in the proven processes, technologies and methods available to perform the Services, (b) add new Service Levels to permit further measurement or monitoring of the accuracy, quality, completeness, timeliness, responsiveness, cost-effectiveness or productivity of the Services, (c) modify or increase the Service Levels to reflect changes in the processes, architecture, standards, strategies, needs or objectives defined by Sears, (d) modify or increase the Service Levels to reflect agreed-upon changes in the manner in which the Services are performed by CSC or (e) replace Service Levels that are not accurately measuring the impact of poor performance with Service Levels that better measure the benefits the Eligible Recipients should receive from the Services. Sears may, from time to time, require CSC to measure and report on additional Service Levels.

11.5	Measurement and Monitoring.

CSC shall, on or before the applicable Commencement Date or as otherwise set forth in the applicable Transformation Plan, implement measurement and monitoring tools and metrics, as well as standard reporting procedures, all acceptable to Sears, to measure and report CSC’s performance of the Services against the applicable Service Levels. CSC shall provide Sears with on-line access to up-to-date problem management data and other data regarding the status of service problems, service requests and user inquiries. CSC also shall provide Sears with access to the data used by CSC to calculate its performance against the Service Levels and the measurement and monitoring tools and procedures utilized by CSC to generate such data for purposes of audit and verification. Sears shall not be required to pay any amount in addition to the Charges for such measurement and monitoring tools or the resource utilization associated with their use.

11.6	Satisfaction Surveys.

(a)	General. Except as set forth in a Transaction Document, within three (3) months after the initial Commencement Date under this Master Agreement, at least once every twelve (12) months thereafter during the Term and as part of the Services, CSC shall conduct (i) a satisfaction survey of end users regarding the Services performed under each Transaction Document, and (ii) a survey of the senior management of the Sears information technology department that shall focus on satisfaction with the functional interface between Sears and CSC. The timing, content, scope, protocols and procedures of each survey shall be as described in the applicable Transaction Document or as otherwise mutually agreed upon in writing by the Parties. To the extent CSC engages an independent Third Party to perform all or any part of any satisfaction survey, CSC shall obtain Sears’ prior approval of such Third Party.

(b)	Sears Conducted Surveys. In addition to the satisfaction surveys to be conducted by CSC pursuant to Section 11.6(a) (General), Sears may survey, or engage a Third Party to survey, end user satisfaction with CSC’s performance. At Sears’ request, CSC shall cooperate and assist Sears with the formulation of the survey questions, protocols and procedures and with the execution and review of such surveys.

(c)	Survey Follow-up. If the results of any satisfaction survey conducted pursuant to Section 11.6(a) (General) or 11.6(b) (Sears Conducted Surveys) indicate that the level of satisfaction with CSC’s performance is less than the level reasonably deemed appropriate by Sears, CSC shall promptly: (i) analyze and report on the cause of the management or end user dissatisfaction; (ii) develop an action plan to address and improve the level of satisfaction; (iii) present such plan to Sears for its review, comment and approval; and (iv) take reasonable action in accordance with the approved plan and as necessary to improve the level of satisfaction. CSC’s action plan shall specify the specific measures to be taken by CSC and the dates by which each such action shall be completed. Following implementation of such action plan, CSC shall conduct follow-up surveys with the affected Sears’ users and management to confirm that the cause of any dissatisfaction has been addressed and that the level of satisfaction has improved.

11.7	Excessive Service Level Failure.

If the Parties define one or more Service Level failures in a Transaction Document as giving Sears a right to terminate for cause (an “Excessive Service Level Failure”), and such Excessive Service Level Failure occurs, Sears shall have the right to terminate as provided in Section 23.1(a) (Termination By Sears). The express acknowledgment that such number of Service Level failures shall be considered an Excessive Service Level

Failure, or that a certain amount of Service Level Credits shall give Sears the right to terminate does not imply that a lesser number of Service Level failures or lesser amount of Service Level Credits does not or cannot constitute a material breach of this Agreement and therefore grounds for termination under other subsections, and no Party shall contend otherwise in any dispute or controversy between the Parties. In the event of any Excessive Service Level Failure, either itself or in combination with other breaches of the applicable Transaction Document, Sears shall be entitled to all remedies under this Agreement and applicable Law, and shall not be limited to Service Level Credits received for individual Service Level failures; provided, however, that any Service Level Credits received by Sears shall be credited against any such damages.

12.	PROJECT PERSONNEL

12.1	Key Personnel.

A Transaction Document may identify certain CSC Personnel and related positions critical to the provision of the Services (“Key Personnel”). Key Personnel shall be subject to the following terms and conditions.

(a)	Approval of Key Personnel. Before assigning an individual to act as one of the Key Personnel, whether as an initial assignment or a subsequent assignment, CSC shall notify Sears of the proposed assignment, shall introduce the individual to appropriate Sears Personnel, shall provide a reasonable opportunity for Sears Personnel to interview the individual and shall provide Sears with a resume and such other information about the individual as may be reasonably requested by Sears. If Sears in good faith objects to the proposed assignment, the Parties shall attempt to resolve Sears’ concerns on a mutually agreeable basis. If the Parties have not been able to resolve Sears’ concerns within five (5) Business Days of Sears communicating its concerns, CSC shall not assign the individual to that position and shall propose to Sears the assignment of another individual of suitable ability and qualifications.

(b)	Continuity of Key Personnel. CSC shall cause each of the Key Personnel to devote full time and effort to the provision of Services under this Agreement for the period specified in the applicable Transaction Document from the date he or she assumes the position in question. CSC shall not transfer, reassign or remove any of the Key Personnel (except as a result of voluntary resignation, involuntary termination for cause; documented, repeated negative performance; or illness, disability or death (collectively, “Permitted Separation”)), without Sears’ prior approval, which approval may be withheld in Sears’ reasonable discretion (based upon Sears’ business needs and the nature of the Services performed by such individual). In the event of a Permitted Separation of one of its Key Personnel, CSC shall (i) give Sears as much notice as reasonably possible of such development, and (ii) expeditiously identify and obtain Sears’ approval of a suitable replacement. Unless otherwise agreed, CSC shall not transfer, reassign or remove more than ten percent (10%) of the Key Personnel under any Transaction Document in any twelve (12) month period.

(c)	Succession. CSC shall maintain active succession plans for each of the Key Personnel positions, including plans to effectively transfer knowledge from Key Personnel in the event that it becomes necessary to replace such Key Personnel. Upon termination or resignation of any Key Personnel, CSC shall promptly provide notice to Sears of such termination or resignation and identify potential suitable replacements.

(d)	Location of Key Personnel. If any Key Personnel are not resident in the area where they will be providing Services (e.g., the Chicago metropolitan area for Key Personnel assigned to the Sears Hoffman Estates, Illinois facility), CSC shall, at its expense, relocate such Key Personnel to the area where they will be providing Services within 90 days of such individuals being assigned as Key Personnel under this Agreement; provided that for such interval period the Key Personnel will be on-site Monday through Friday from 8 am to 5 pm, unless otherwise agreed.

(e)	Restrictions on Performing Services to Sears’ Competitors. CSC shall not permit any individual who (i) is retained (as CSC Personnel) by CSC or its Subcontractors and (ii) provides Services to the Eligible Recipients to provide services to any retailer that is a competitor of Sears or its Affiliates either while engaged in the provision of such Services or during the twelve (12) months immediately following the termination of his or her involvement in the provision of such Services without Sears’ prior written consent.

12.2	CSC Account Executive.

CSC shall designate a “CSC Account Executive” who, unless otherwise agreed by Sears, shall maintain his or her office at Sears’ Hoffman Estates, Illinois facility. The CSC Account Executive shall: (a) be the primary CSC representative under this Agreement; (b) be one of the Key Personnel; (c) be a full-time employee of CSC; (d) devote his or her full time and effort to managing the Services; (e) remain in this position for a minimum period of three (3) years from the initial assignment (except in the event of a Permitted Separation of the CSC Account Executive); (f) serve as the single point of accountability for the Services; (g) be the single point of contact to whom all Sears communications concerning this Agreement may be addressed; (h) have authority to act for and on behalf of CSC in all matters pertaining to this Agreement; and (i) have overall responsibility for managing and coordinating the performance of CSC’s obligations under this Agreement and day-to-day authority for ensuring customer satisfaction and attainment of all Service Levels.

12.3	Compensation of CSC Account Executive and Key Personnel.

(a)	CSC Account Executive. At a minimum, thirty percent (30%) of the CSC Account Executive’s annual incentive compensation shall be based upon (i) the level of customer satisfaction reflected in the periodic customer satisfaction surveys, (ii) the extent to which CSC has met or exceeded the Service Levels, Service Levels and CSC’s other responsibilities and obligations under this

Agreement, (iii) CSC’s achievement of the objectives relating to the Eligible Recipients’ businesses set forth in Section 1.2 (Goals and Objectives), as reasonably determined by Sears, and (iv) Sears’ determination as to whether CSC has met the technical objectives set by the Sears Chief Information Officer.

(b)	Key Personnel. At a minimum, fifteen percent (15%) of the annual incentive compensation of the Key Personnel listed in a Transaction Document shall be based upon the factors set forth in Section 12.3(a) (CSC Account Executive).

(c)	Evaluation Input. Sears shall have a meaningful opportunity to provide information to CSC with respect to Sears’ evaluation of the performance of the CSC Account Executive and the other Key Personnel and such evaluation shall be considered and accorded substantial weight by CSC in establishing the bonus and other compensation of such individuals.

12.4	Qualifications and Retention of CSC Personnel.

(a)	Sufficiency and Suitability of Personnel. CSC shall assign (or cause to be assigned) sufficient CSC Personnel to provide the Services in accordance with this Agreement and such CSC Personnel shall possess suitable competence, ability and qualifications and shall be properly educated and trained for the Services they are to perform.

(b)	Turnover Rate and Data. If Sears determines that the turnover rate of CSC Personnel is unacceptable and so notifies CSC, CSC shall within ten (10) Business Days (i) provide Sears with data concerning CSC’s turnover rate, (ii) meet with Sears to discuss the reasons for the turnover rate, and (iii) submit a proposal for reducing the turnover rate for Sears’ review and approval. Notwithstanding any transfer or turnover of CSC Personnel, CSC shall remain obligated to perform the Services without degradation and in accordance with the Service Levels and other requirements of this Agreement.

(c)	Drug Testing. Attached here as Appendix C, is a copy of CSC’s drug testing policy (the “CSC Drug Testing Policy”). CSC shall comply with its CSC Drug Testing Policy (or a similarly restrictive policy) for any Personnel assigned to the Sears account. CSC shall not subject the Transitioned Personnel to the CSC Drug Testing Policy as a condition of employment. If CSC, in its sole discretion, makes a material modification of the CSC Drug Testing Policy, it shall provide Sears with a copy of such modifications at least 60 days in advance of its implementation. For Personnel that have not been tested under a similarly restrictive policy, CSC, its Affiliates or its Subcontractors, may grandfather existing employees of any Third Party that such party acquires or that such party receives transitioned Personnel from as part of a purchased services arrangement.

(d)	Background Checks. Within sixty (60) days of the Effective Date, CSC shall comply with the following provisions; provided that CSC shall not require the Transitioned Personnel to submit to the following:

(i)	CSC shall, at its sole cost and expense, conduct a criminal background check report, and obtain any other job-relevant consumer reports, for each of the CSC Personnel to be assigned to the Sears account or involved in the Services for more than a total of three (3) days. Said reports must be based on a minimum of seven (7) years’ residential history, unless otherwise restricted by Law; provided, however, that the time span of the information obtained must extend to that which is reasonably available from court records or any other applicable sources, even if in excess of seven (7) years, except as otherwise restricted by Law.

(ii)	CSC shall use the services of a consumer reporting agency, approved in advance in writing by Sears, to conduct such criminal background checks and any other job-relevant consumer reports. At a minimum, criminal background checks shall be based on information obtained by the consumer reporting agency from every county court associated with the applicable CSC Personnel’s residences. In addition, CSC shall use a consumer reporting agency that conducts searches (typically via pass-throughs of credit bureau data) to obtain aliases and other addresses found that are then used for additional criminal background checks and CSC shall conduct retail theft background checks when offered as an option by the consumer reporting agency.

(iii)	Such background check shall be completed by CSC, and the results must be satisfactory to Sears, before the applicable CSC Personnel report for the cumulative sixth day of work on the Sears account or involvement in the Services, except and to the extent the background check results are delayed because of the administrative protocol of the information suppliers (e.g., county courts), or as otherwise agreed by Sears. CSC shall promptly notify Sears of any adverse results obtained after the applicable CSC Personnel have begun work on the Sears account and remove such Personnel from the Sears account. CSC shall not be required to perform such background checks on CSC Personnel located outside of the United States that will not have access to Sears Confidential Personnel Information and that will not have contact with Sears Personnel.

(iv)	If an assignment involves operating equipment that requires special licensing or certification such as trucks or forklifts, working around sensitive equipment or data (as in the Sears Testing Laboratory), CSC shall ensure that all CSC Personnel involved with such assignment have successfully acquired all required licenses and certifications prior to reporting for the first day of work on such assignment, regardless of any delay by any background check information suppliers or administrative agencies.

(v)	If any CSC Personnel has satisfactorily completed a criminal background check, and other job-relevant consumer reports, where applicable, specifically for a Sears assignment in accordance with the requirements of this Section 12.4(d) (Background Checks), an additional check need not be performed due to break in involvement in the Services by such CSC Personnel, as long as the CSC Personnel’s primary residence has not changed and the initial criminal background check was performed within sixty (60) days prior to the CSC Personnel resuming involvement in the Services.

(vi)	CSC shall not assign individuals with job-relevant adverse information or information that indicates an unreasonable risk to property, safety or the welfare of individuals or the public or to any Eligible Recipient. At a minimum, all such adverse information shall be evaluated by CSC in accordance with all Laws. Sears reserves the right to approve and modify the criteria CSC utilizes for this process.

(vii)	At Sears’ request, CSC shall submit evidence satisfactory to Sears of CSC’s compliance with this Section 12.4(d) (Background Checks).

(e)	Fingerprinting. Upon Sears’ request, CSC will implement, after negotiation and execution of a Service Addenda acceptable to both Parties, fingerprint background checks, in accordance with requirements provided by Sears.

12.5	Identification of CSC Personnel.

While at Sears Facilities or Sears Sites, all CSC Personnel shall clearly identify themselves as CSC Personnel and not as employees of the Eligible Recipients. This shall include any and all e-mail communications.

12.6	Substance Abuse.

CSC represents, warrants and covenants that CSC and its Affiliates have and shall maintain substance abuse policies, in each case in conformance with applicable Laws, and CSC Personnel shall be subject to such policies.

12.7	Union Agreements.

CSC shall provide Sears not less than ninety (90) days’ prior written notice of the potential expiration of any collective agreement with unionized CSC Personnel (other than Exempt Subcontractors), if the expiration of such agreement or any resulting labor dispute could potentially interfere with or disrupt the business or operations of an Eligible Recipient or impact CSC’s ability to timely perform its duties and obligations under this Agreement.

12.8	CSC Responsibility.

CSC shall be fully responsible for the performance of all CSC Personnel, as well as any failure by any CSC Personnel, including CSC employees and Subcontractors and Subcontractor’s Personnel, to perform in accordance with this Agreement or to comply with any duties or obligations imposed on CSC under this Agreement. Except as expressly provided otherwise in this Agreement, CSC shall be responsible for the provision of the Services in accordance with this Agreement even if, by agreement of the Parties, such Services are actually performed by Third Parties (including Sears Personnel, subject to Section 7.1(c) (Sears Responsibilities)). CSC shall be Sears’ sole point of contact regarding the Services, including with respect to payment.

13.	CHARGES

13.1	General.

(a)	Payment of Charges. In consideration of CSC’s performance of the Services, and subject to Section 14.4 (Disputed Charges), Sears agrees to pay CSC the applicable Charges set forth in a Transaction Document as full compensation for such Services. Sears shall not pay any Charges or have any reimbursement obligations other than those expressly set forth in a Transaction Document. Except as provided for under Section 2.2(h) (Ordering Affiliates), CSC shall not charge (nor seek any reimbursement from) any Eligible Recipient other than Sears in connection with the Services. The Charges in each Transaction Document shall be stated separately for each relevant consumption item or Service component at a level of detail reasonably satisfactory to Sears. In no event shall any Eligible Recipient be required to pay any Charges in connection with the training of CSC Personnel.

(b)	No Charge for Reperformance. As part of the Services and at no additional expense to Sears, CSC shall promptly correct and reperform (including any backups or restoration of data) any Services or deliverables that result in incorrect outputs or contain errors or inaccuracies due to an error or breach by CSC or any CSC Personnel, and the resources required for such correction and reperformance shall not be counted in calculating the Charges payable or resources utilized by the Eligible Recipients under this Agreement.

13.2	Pass-Through Expenses.

(a)	Procedures and Payment. Subject to Section 14.4 (Disputed Charges), Sears shall pay all Pass-Through Expenses directly to the applicable suppliers following review, validation and approval of such Pass-Through Expenses by CSC. Before submitting an invoice to Sears for any Pass-Through Expense, CSC shall (i) review and validate the invoiced charges, (ii) identify any errors or omissions, and (iii) communicate with the applicable supplier to correct any errors or omissions, resolve any questions or issues and obtain any applicable credits for Sears. CSC shall deliver (or cause to be delivered) to Sears the original supplier invoice, together with any documentation supporting such invoice and a statement that CSC has reviewed and validated the invoiced charges, within ten (10) Business Days after CSC’s receipt thereof or, if earlier, at least fifteen (15) Business Days prior to the date on which payment is due if such invoice was received by CSC; provided that if CSC receives an invoice within fifteen (15) Business Days of its due date, CSC shall deliver such invoice to Sears within two (2) Business Days of

CSC’s receipt. In addition, if the supplier offers a discount for payment prior to a specified date, CSC shall deliver such invoice and associated documentation to Sears at least fifteen (15) Business Days prior to such date. To the extent CSC fails to comply with its obligations under this Agreement, it shall be financially responsible for any resulting discounts lost or any late fees or interest charges incurred by the Eligible Recipients. In addition, to the extent CSC fails to process any invoice in accordance with this provision within six (6) months after CSC’s receipt thereof, CSC shall be financially responsible for the payment of all such invoiced amounts.

(b)	No Markup; No Fees. CSC shall not (i) mark up any Pass-Through Expenses or (ii) add any management, administrative or other fees to any Pass-Through Expenses. In addition, CSC shall not separately charge Sears any handling or administrative charge in connection with its processing or review of invoices for Pass-Through Expenses in accordance with Section 13.2(a) (Procedures and Payment).

(c)	Efforts to Minimize. CSC shall continually seek to identify methods of reducing and minimizing both Sears’ retained and Pass-Through Expenses and shall notify Sears of such methods and the estimated potential savings associated with each such method.

(d)	Disbursements. Beginning on the applicable Commencement Date, CSC shall make payments for all Third Party Contracts (other than Excluded Agreements and Pass-Through Expenses) related to CSC Managed Systems and CSC Designated Contracts (to the extent they have not then been assigned to CSC) as paying agent of the Sears Related Businesses or shall reimburse Sears for amounts paid by Sears and which were due such Third Parties.

(e)	Limited Agency. Sears hereby appoints CSC as its limited agent during the Term of the applicable Transaction Document solely for the purposes of the administration of Pass-Through Expenses and administration and payment of amounts under CSC Designated Contracts (to the extent they have not then been assigned to CSC). Sears shall provide, on a timely basis, such affirmation of CSC’s authority to such Third Parties.

(f)	Reimbursement for Substitute Payment. If either Party (or their representatives, or, in the case of Sears, the other Eligible Recipients) in error pays to a Third Party an amount for which the other Party is responsible under this Agreement, the Party that is responsible for such payment shall promptly reimburse the other Party for such amount.

13.3	Reimbursable Expenses and Sears Expense Policy.

To the extent a Transaction Document provides that an expense shall be reimbursable by Sears, Sears’ obligation to pay such expenses shall be conditioned upon CSC’s compliance with Sears Expense Policy (which was provided to CSC prior to CSC incurring such expense). Sears’ current Expense Policy is set forth in Appendix B (Sears Expense Policy), and may be amended by Sears from time to time, upon notice to CSC.

13.4	Taxes.

The Parties’ respective responsibilities for taxes arising under or in connection with this Agreement shall be as follows:

(a)	Income Taxes. Each Party shall be responsible for its own Income Taxes.

(b)	Sales, Use and Property Taxes. CSC shall be responsible for any sales, lease, use, personal property, stamp duty or other such taxes on its real property and personal property, including CSC Provided Systems. Sears (or the other Eligible Recipients) shall be responsible for any sales, lease, use, personal property, stamp duty or other such taxes on its real property and its personal property, including Sears Provided Systems and CSC Managed Systems provided pursuant to the Excluded Agreements or on a Pass-Through Expense basis.

(c)	Taxes on Goods or Services Used by CSC. CSC shall be responsible for all sales, service, value-added, lease, use, personal property, excise, consumption and other taxes and duties, including VAT, payable by CSC on any Equipment, Software or other goods or services used or consumed by CSC in providing the Services (including CSC Provided Systems, CSC Managed Systems, but not including CSC Managed Systems provided pursuant to the Excluded Agreements or on a Pass-Through Expense Basis, and CSC Designated Contracts and services obtained from CSC Personnel) where the tax is imposed on CSC’s acquisition or use of such goods or services and the amount of tax is measured by CSC’s costs in acquiring or procuring such goods or services and not by Sears’ cost of acquiring such goods or services from CSC.

(d)	Service Taxes.

(i)	Responsibility as of Effective Date. Sears shall be financially responsible for all Service Taxes assessed by any United States jurisdiction against either Party as of the Effective Date on the provision of the Services as a whole or on any particular Service received by the Eligible Recipients from CSC. CSC shall be responsible for assessing and collecting from Sears and remitting to the appropriate Taxing Authority all such Service Taxes, and CSC shall indemnify Sears from (pursuant to Section 20.1 (Indemnity by CSC)): (A) except as set forth in clauses (ii) and (iii) below, the economic burden of any such Service Taxes which exceed the amount of Service Taxes set forth in the applicable Transaction Document, and (B) any fines, penalties and interest arising from CSC’s failure to properly assess and remit Service Taxes.

(ii)	Modifications Increasing Taxes After the Effective Date. If after the Effective Date new or higher Service Taxes become applicable to the

Services as a result of either Party or its Affiliates (or their Personnel) moving all or part of its operations to a different jurisdiction (e.g., Sears opening a new office, CSC relocating performance of Services to a shared service center or CSC assigning this Agreement to an Affiliate) or as a result of a change in the manner in which CSC performs or invoices Sears for the Services, the Party who initiated (or whose Personnel initiated) such move or change, respectively, shall be financially responsible for such new or higher Service Taxes.

(iii)	New or Increased Taxes. If new or higher Service Taxes become applicable to such Services after the Effective Date for any other reason (e.g., tax law changes, but not volume changes) the Parties shall share equally financial responsibility for such new or additional Service Taxes; provided that CSC shall not be required to share such costs to the extent CSC can demonstrate that such costs will require CSC to incur a loss over the Term of this Agreement.

(iv)	Reimbursement. If required under applicable Laws, CSC shall invoice Sears for the full amount of any Service Taxes, fines, penalties and interest and then credit or reimburse Sears in an amount to make Sears whole for the economic burden of such Service Taxes, fines, penalties and interest for which CSC is financially responsible under this provision.

(v)	Invoicing. CSC’s invoices shall separately state the Charges that are subject to taxation and the amount of any taxes included therein (by tax jurisdiction).

(e)	Notice of New Taxes and Charges. CSC shall promptly notify Sears when it becomes aware of any new taxes or other Charges (including changes to existing taxes or Charges) to be passed through to and/or collected from Sears under this Section, as well as any changes in the manner in which CSC assesses taxes in connection with this Agreement. Such notification (which shall be separate from the first invoice reflecting such taxes or other Charges or changes, as the case may be, and delivered to Sears at least thirty (30) days prior to the delivery to Sears of such invoice) shall contain a detailed explanation of such taxes or Charges or changes, as the case may be, including the effective date of each new tax or charge or change.

(f)	Efforts to Minimize Taxes. CSC shall cooperate fully with Sears to enable Sears to more accurately determine Sears’ tax liability and to minimize such liability to the extent legally permissible (e.g., by the way CSC invoices). Each Party shall provide and make available to the other any resale certificates, information regarding out-of-state or out-of-country sales or use of Equipment, materials or services, and other exemption certificates or information reasonably requested by either Party. At Sears’ request, CSC shall provide Sears with (i) written certification signed by an authorized representative of CSC confirming that CSC has filed all required tax forms and returns required in connection with any

Service Taxes collected from Sears, and has collected and remitted all applicable Service Taxes, and (ii) such other information pertaining to applicable Taxes as Sears may reasonably request. For purposes of the State of Illinois tax on telecommunications, CSC acknowledges that Sears’ Hoffman Estates, Illinois facility is presently exempt from such tax and CSC agrees that, for the duration of such exemption, CSC shall not include such tax on invoices for exempt Services, provided Sears furnishes CSC with a current exemption certificate. CSC shall provide to Sears such documentation as Sears may reasonably request to establish that CSC is registered to collect any tax described in Section 13.4(d) (Service Taxes) that CSC seeks to collect from Sears.

(g)	Tax Audits or Proceedings. Each Party shall promptly notify the other of, and coordinate with the other Party, the response to and settlement of any claim for taxes asserted by applicable taxing authorities for which the other Party or its Affiliates is responsible hereunder, but solely with respect to the taxes claimed for Services under this Agreement that CSC seeks to recover from Sears. Information regarding other taxes that do not relate to the Services or this Agreement shall not be provided. With respect to any claim arising out of a form or return signed by either Party or its Affiliates, such Entity shall have the right to elect to control the response to and settlement of the claim, but the other Party shall have all rights to consult with such Entity in the responses and settlements that are appropriate to its potential responsibilities or liabilities and in a reasonable time frame so as to allow the other Party meaningful input into the responses and settlements. Each Party also shall have the right to challenge the imposition of taxes for which it is financially responsible under this Agreement or, if necessary, to direct the other Party to challenge the imposition of such taxes. If either Party requests the other to challenge the imposition of any tax, the requesting Party shall reimburse the other for all fines, penalties, interest, additions to taxes or similar liabilities imposed in connection therewith, plus the reasonable legal fees and expenses it incurs. The Party who is ultimately responsible for payment of a tax under this Agreement shall be entitled to receive, and to have the other Party remit to it, any tax refunds or rebates granted with respect to such tax that were paid by the obligated Party or its Affiliates.

13.5	Tax Filings.

CSC represents, warrants and covenants that (a) it shall file appropriate tax returns, and pay applicable taxes owed arising from or related to the provision of the Services in applicable jurisdictions, and (b) it is registered to and shall timely collect and remit Service Taxes in all applicable jurisdictions.

13.6	Extraordinary Events.

(a)	Definition. As used in this Agreement, an “Extraordinary Event” means a circumstance in which an event or discrete set of events has occurred or is planned with respect to the business of the Eligible Recipients that results or could reasonably be expected to result in a change in the scope, nature or volume of the Services that the Eligible Recipients shall require from CSC, and which is expected to cause the estimated average monthly amount of Charges for any Transaction Document specified in the applicable Transaction Document to increase or decrease by twenty-five percent (25%) or more. Examples of the kinds of events that might cause such substantial increases or decreases include the following:

(i)	changes in locations where the Eligible Recipients operate;

(ii)	changes in products of, or in markets served by, the Eligible Recipients;

(iii)	mergers, acquisitions, divestitures or reorganizations of the Eligible Recipients;

(iv)	changes in the method of service delivery;

(v)	changes in the applicable regulatory environment;

(vi)	changes or advances in technology allowing services to be delivered or supported in a more efficient manner;

(vii)	changes in market priorities; or

(viii)	changes in the business units being serviced by CSC.

(b)	Consequence. If an Extraordinary Event occurs, Sears may, at its option, request more favorable pricing with respect to applicable Charges in accordance with the following:

(i)	CSC and Sears shall mutually determine on a reasonable basis the efficiencies, economies, savings and resource utilization reductions resulting from such Extraordinary Event and, upon Sears’ approval, CSC shall then proceed to implement such efficiencies, economies, savings and resource utilization reductions as quickly as practicable and in accordance with the agreed-upon schedule. As the efficiencies, economies, savings or resource utilization reductions are realized, the Charges specified in the applicable Transaction Document shall be promptly and equitably adjusted to pass through to Sears the full benefit of such efficiencies, economies, savings and resource utilization reductions; provided, however, that Sears shall reimburse CSC for any out-of-pocket expenses incurred to realize such efficiencies, economies, savings or resource utilization reductions if and to the extent CSC (1) notifies Sears of such additional costs and obtains Sears’ approval prior to incurring such costs (at which point they shall become approved Out-Of-Pocket Expenses), (2) uses commercially reasonable efforts to identify and consider practical alternatives, and reasonably determines that there is no other more practical or cost-effective way to obtain such savings without incurring such expenses, and

(3) uses commercially reasonable efforts to minimize the Out-Of-Pocket Expenses to be reimbursed by Sears.

(ii)	An Extraordinary Event shall not result in Charges to Sears being higher than such Charges would have been if the rates and charges then specified in the applicable Transaction Document had been applied, unless and to the extent such Extraordinary Event results in New Services (e.g., Sears requires that CSC create a new infrastructure to support an acquired Entity). Sears may, at its sole option, elect, for each Extraordinary Event, at any time to forego its rights under this Section 13.6 (Extraordinary Events), and instead apply the rates and charges specified in the applicable Transaction Document to adjust the Charges.

13.7	Proration.

Periodic charges under a Transaction Document shall be computed on a calendar-month basis, and shall be prorated for any partial month on a calendar-day basis, unless expressly stated otherwise in a Transaction Document.

13.8	Refundable Items.

(a)	Prepaid Amounts. Where the Eligible Recipients have prepaid for a service or function (e.g., prepaid software maintenance) for which CSC is assuming financial responsibility under this Agreement, CSC shall refund to Sears, upon either Party identifying the prepayment, that portion of such prepaid expense which is attributable to periods on and after the applicable Commencement Date.

(b)	Refunds and Credits. If CSC receives a refund, credit, discount or other rebate for Equipment, Software or other goods or services paid for by the Eligible Recipients on a Pass-Through Expense basis, then CSC shall (i) notify Sears of such refund, credit, discount or rebate and (ii) promptly pay the full amount of such refund, credit, discount or rebate to Sears. If Sears or its Affiliates erroneously receives a refund, credit, discount or rebate which should have been paid to CSC and not to Sears and/or its Affiliates, and CSC notifies Sears of such erroneous payment within twelve (12) months, Sears shall (or shall cause its Affiliates to), promptly pay the full amount of such refund, credit, discount or rebate to CSC; provided that if Sears receives such a payment and the applicable Sears Personnel know that such payment should have been directed to CSC, Sears will (without requiring notice from CSC) promptly reimburse such amount to CSC.

13.9	Repricing.

If and to the extent provided for in a Transaction Document, each pricing element for Services specified in a Transaction Document shall be subject to repricing (“Repricing”) as provided below. Upon the occurrence of a Repricing event specified in the applicable Transaction Document, as and to the extent requested by Sears, in Sears’ sole discretion,

CSC shall promptly, but in no event more than thirty (30) days after the occurrence of such Repricing event, provide to Sears a written document detailing proposed new Charges for each pricing element subject to Repricing, which proposed new Charges shall take into account (a) the facts and circumstance giving rise to the Repricing event, (b) Sears’ expected future consumption of the applicable Service, and (c) the terms and conditions applicable to such Service. The Parties shall, within thirty (30) days after Sears receives CSC’s proposed new Charges, negotiate in good faith the revised pricing to be applied to each pricing element subject to Repricing. CSC covenants that the Charges it proposes in connection with each Repricing shall be competitive with those available to Sears from other providers for similar Services, volumes and performance standards.

13.10	Benchmarking.

(a)	Required Benchmark Reviews. At the intervals set forth, if any, in the applicable Transaction Document, the Parties shall participate in collaborative benchmarking reviews with an independent Third Party selected by the Parties (a “Benchmarker”) to compare the quality and cost of the Services against the quality and cost of well-managed tier one information technology service providers performing similar services to ensure that Sears is receiving from CSC pricing and levels of service that are competitive with market rates, prices and service levels, given the nature, volume and type of Services provided by CSC hereunder (each a “Benchmarking”). The Parties shall each pay one-half of the charges and reimbursable expenses to be paid to the Benchmarker for each Benchmarking. In conducting the Benchmarking, the Benchmarker shall consider the following factors, as well as any other appropriate factors, and shall adjust the prices as and to the extent appropriate: (i) whether supplier transition charges are paid by the customer as incurred or amortized over the term of the applicable agreement; (ii) the extent to which supplier pricing includes the purchase of the customer’s existing assets; (iii) the extent to which supplier pricing includes the cost of acquiring future assets; (iv) the extent to which this Agreement calls for supplier to provide and comply with unique Sears requirements; and (v) whether Service Taxes are included in such pricing or stated separately in supplier invoices. Prior to commencement of a Benchmarking the Parties shall mutually agree with the Benchmarker on the methodology to be used to perform such Benchmarking. If the Parties cannot, in good faith, agree upon a Benchmarker or either Party disputes, in good faith, the methodology to be used by the Benchmarker, then either Party may submit a notice to the other Party, stating the nature of the disagreement and identifying with particularity the basis of such Party’s dispute and the matter shall immediately thereafter be resolved, in good faith, pursuant to Section 22 (Dispute Resolution).

(b)	Other Price Reviews. From time to time during the Term of the applicable Transaction Document, Sears may, at its own cost, engage a Benchmarker to conduct a Benchmarking or similar competitive review.

(c)	General. Any Benchmarker engaged by the Parties or by Sears shall execute an appropriate non-disclosure agreement. CSC shall cooperate fully, in a collaborative manner, with Sears and the Benchmarker and shall provide reasonable access to the Benchmarker during such effort, all at CSC’s cost and expense. The Benchmarking shall be conducted so as not to unreasonably disrupt CSC’s operations under this Agreement.

(d)	Results of Required Benchmarking. For any Benchmarking required under the applicable Transaction Document, the Benchmarker shall submit a written report to both Parties setting forth the Benchmarker’s findings and conclusions (the “Benchmark Results”).

(e)	Non-Competitive Charges. If the Benchmark Results indicate (after resolution of any dispute as provided in Section 13.10(d) (Results of Required Benchmarking)), that the Charges being paid by Sears for the Benchmarked Services under the applicable Transaction Document are greater than the lowest twenty-five percent (25%) of the prices charged by other well-managed information technology service providers for services of a similar nature, type and volume (the “Benchmark Standard”), or the service levels associated with the contracts reviewed in creating the Benchmark Standard are more stringent than those in effect under such Transaction Document, CSC shall adjust the Charges downward to reflect the Benchmark Results, including an appropriate adjustment for any less-stringent service levels reflected by the Benchmark Results, effective as of earlier of: (i) the date specified in the Transaction Document; or (ii) the date the Benchmark Results are first delivered to both Parties. The Charges under this Agreement shall not be increased as the result of any such Benchmarking.

13.11	Most Favored Customer.

CSC’s Charges to Sears for Services to be provided under any Exhibit shall be at least as low as CSC’s lowest charges to any Third Party for services that are (a) similar in scope and volume to such Services and (b) subject to similar material contract and financial terms as those contained in this Agreement. If CSC provides services to a Third Party that are similar in scope and volume to such Services under similar material contract and financial terms as those contained in such Transaction Document, and at charges that are lower or otherwise more favorable than those set forth in this Agreement, CSC shall promptly notify Sears and reduce CSC’s Charges for the Services to equal the more favorable pricing. This price reduction will be retroactive to the date on which the more favorable pricing was first provided to the Third Party. At the end of each Contract Year, CSC will provide to Sears a written certification of its compliance with this Section 13.11 (Most Favored Customer), executed by a financial officer of CSC.

14.	INVOICING AND PAYMENT

14.1	Invoicing.

(a)	Invoice. Within five (5) days after the beginning of each month, CSC shall present Sears with a written invoice for any Charges due and owing for the preceding month (the “Monthly Invoice”), and the applicable rates for such Charges based on the rate card set forth in the applicable Transaction Document. CSC shall not invoice Sears for any advance or concurrent charges or other amounts. CSC shall submit all Monthly Invoices to the following address:

Sears, Roebuck and Co.
c/o Accounts Payable
P.O. Box 957437
Hoffman Estates, Illinois 60179-7437
IT Manager: Sears VP Operations/Engineering
IT Ledger Code: 704-OP

or to such other address as may be specified by Sears from time to time upon notice to CSC. Each invoice must reference the Sears IT Manager, Sears IT Ledger Code and applicable Transaction Document number.

(b)	Form and Data. At Sears’ request, CSC shall provide separate Monthly Invoices for each Eligible Recipient then receiving Services, allocated among such Eligible Recipients based on the charge-back data generated by CSC and the allocation formula provided by Sears. Each invoice shall be in a form as may be reasonably acceptable to Sears and shall (i) comply with all applicable legal, regulatory and accounting requirements, (ii) contain transaction-level detail and other data sufficient to permit Sears to validate and verify volumes and fees, (iii) permit Sears to charge-back internally to the same organizational level and at the same level of detail in use by Sears as of the applicable Commencement Date, (iv) include accurate “bill to” designators, (v) segregate the Charges for (1) taxable Services, (2) non-taxable Services, (3) items for which CSC functions merely as a paying agent for Sears (including leasing and licensing arrangements) that are non-taxable or have previously been subject to tax, (4) the type and amount of tax due on taxable Services billed by CSC (by taxing jurisdiction), and (5) other taxes (if any) collected by CSC under this Agreement, and (vi) otherwise meet the Eligible Recipients’ billing requirements. Each invoice shall include the pricing calculations and related data utilized to establish the Charges. Each invoice, and the data underlying each invoice, shall be delivered to Sears electronically in a form and format compatible with and suitable for automated input into Sears’ Systems and its processes (e.g., as a fixed or delimited flat file or other mutually agreed-upon file format). If requested by Sears, the Parties shall work together to develop additional procedures for invoicing formats and methods for invoice reconciliation.

(c)	Credits. To the extent a credit may be due to Sears pursuant to this Agreement or any Transaction Document, CSC shall provide Sears with an appropriate credit against amounts then due and owing. If such credit to Sears exceeds the Charges payable by Sears to CSC over a two (2) month period, then any excess shall be paid to Sears at the end of such two (2) month period.

(d)	Time Limitation. If CSC fails to invoice Sears for any amount within ninety (90) days after the month in which the Services in question are rendered or the expense incurred, CSC shall be deemed to have waived any right it may otherwise have to invoice for and collect such amount (and Sears shall have no obligation to pay such amounts).

14.2	Payment.

(a)	Timing. Subject to the other provisions of this Section 14 (Invoicing and Payment), Sears shall initiate payment (e.g., by check, wire transfer, application of a credit due Sears) of all properly invoiced amounts within thirty (30) calendar days after receipt of a proper and correct Monthly Invoice as provided for under Section 14.1 (Invoicing) unless (a) such 30th day is a Saturday, Sunday or bank holiday, in which case such amounts shall be due on the next banking day or (b) the amount in question is disputed in accordance with Section 14.4 (Disputed Charges), in which case Sears shall initiate payment of the undisputed portion of such Monthly Invoice as provided in this Section 14.2 (Payment). Any undisputed amount due under this Agreement for which a time for payment is not otherwise specified also shall be payable as provided in this Section 14.2 (Payment).

(b)	Interest. If any properly invoiced amount remains unpaid by Sears after the payment due date specified in Section 14.2(a) (Timing), CSC may impose an interest charge until such amount is paid at the Contract Rate per month; provided, that CSC shall not impose an interest charge on the portion of Charges that Sears is disputing in accordance with Section 14.4 (Disputed Charges). Additionally, if CSC fails to timely issue any credit to (or pay) Sears for any amounts owing hereunder, such amounts shall accrue interest until paid by CSC at the Contract Rate per month.

14.3	Set Off.

Sears shall have the right to set off any amounts properly due Sears in connection with this Agreement against any undisputed amounts owed to CSC under this Agreement.

14.4	Disputed Charges.

Sears may withhold payment of particular Charges (in an amount not to exceed $5,000,000 from any invoice), that Sears disputes in good faith, subject to the following:

(a)	Description and Explanation. If Sears disputes any CSC Charges, Sears shall promptly notify CSC and provide a description of the particular Charges in dispute and an explanation of the reason why Sears disputes such Charges, and such disputed Charges will be immediately referred to Dispute Resolution in accordance with Section 14.4(c) (Dispute) below.

(b)	No Waiver. Neither the failure to dispute any Charges or other amounts prior to payment nor Sears’ failure to withhold any such Charges or amounts shall constitute, operate or be construed as a waiver of any right Sears may otherwise have to dispute any Charge or other amount or recover any such items previously paid.

(c)	Dispute. Either Party may refer any dispute underlying Sears withholding of any charges pursuant to this Section 14.4 (Disputed Charges) directly to the executives of each party designated in Section 22.1(a) (Informal Dispute Resolution). Notwithstanding any other provision in Section 22 (Dispute Resolution), the executives will endeavor to resolve such dispute within ten (10) Business Days after any withheld amount would otherwise have become due and payable. If the dispute is not resolved by the expiration of such thirty (30) day period, either Party may initiate a proceeding in accordance with Section 22.2 (Arbitration) and both Parties will request an expedited arbitration process.

(d)	Escrow. To the extent the disputed amounts withheld by either Party, in the aggregate, are in excess of the lesser of: (i) $25,000,000, or (ii) the total Service Charges for the three (3) months immediately preceding the first amount withheld, then the disputing Party shall pay the other party seventy-five percent (75%) of the disputed amount and deposit the remaining twenty-five percent (25%) of such disputed amounts within thirty (30) days of the payment due date into an interest-bearing escrow account in a United States national bank for the benefit of both Parties. Upon resolution of the dispute, the Parties shall allocate the money in the escrow account minus any fees relating to opening and maintaining the escrow account, plus any interest earned on such money in such account, according to the resolution of the dispute. If CSC invoices Sears for Services that have not been rendered or for charges or expenses that are not set forth in this Agreement, Sears shall have no obligation to place into escrow monies for such amounts.

15.	SEARS DATA AND OTHER CONFIDENTIAL INFORMATION

15.1	Sears Ownership of Sears Data.

Sears Data is and shall remain the property of the applicable Eligible Recipients. CSC shall promptly deliver Sears Data (or the portion of such Sears Data specified by Sears) to Sears in the format and on the media prescribed by Sears (a) at any time at Sears’ request, (b) at the end of the Term of the applicable Transaction Document and the completion of all requested Termination Assistance Services, or (c) with respect to particular Sears Data, at such earlier date that such data are no longer required by CSC to perform the Services. Neither CSC, its Affiliates nor the CSC Personnel shall withhold any Sears Data as a means of resolving any dispute. Sears Data shall not be utilized by CSC, its Affiliates or the CSC Personnel for any purpose other than the performance of Services under this Agreement and shall not be sold, assigned, leased or otherwise commercially exploited by or on behalf of CSC or any CSC Personnel. Neither CSC, its Affiliates nor the CSC Personnel shall possess or assert any lien or other right against or to Sears Data.

15.2	Safeguarding Sears Data.

(a)	Safeguarding Procedures.

(i)	CSC shall establish and maintain environmental, safety and facility procedures, data security procedures and other safeguards against the destruction, loss, unauthorized access or alteration of Sears Data in the possession of CSC or the CSC Personnel that are no less rigorous than the most rigorous procedures and safeguards maintained by Sears or CSC from time to time, and at least adequate to meet the requirements of Sears’ records retention policy and applicable Laws. CSC shall revise and maintain such procedures and safeguards upon Sears’ request. Sears shall have the right to establish backup security for Sears Data and to keep backup copies of the Sears Data in Sears’ possession at Sears’ expense if Sears so chooses. If CSC, its Affiliates or their Subcontractors revoke access to any of its Systems for any CSC Personnel for any reason (e.g., resignation, termination, security purposes, etc.), and such Personnel have or in the past have been given access to Sears Provided Systems, CSC shall immediately (1) notify Sears’ designated security contact of such revocation of access rights, and (2) revoke such CSC Personnel’s access to all Sears Provided Systems for which CSC has operational responsibilities.

(ii)	CSC shall remove all Sears Data from any media, CSC Provided Systems and CSC Managed Systems taken out of service by CSC Personnel (which for purposes of the Excluded Agreement and the IBM Lotus Notes Agreement, do not include IBM Personnel for purposes of this subsection), and from any Sears Provided Systems that are taken out of service by CSC Personnel and shall securely erase all Sears Data from such media and Systems. No media on which Sears Data is stored may be used or re-used to store data of any other customer of CSC or to deliver data to a Third Party, including another CSC customer, unless Sears Data has been securely erased from such media. Where this Agreement calls for off-site storage of Sears Data, CSC shall use a commercially acceptable off-site storage facility. All backup and off-site storage shall be in full compliance with all confidentiality provisions of this Agreement.

(b)	Reconstruction Procedures. As part of the Services, CSC shall be responsible for developing and maintaining commercially reasonable procedures for the reconstruction of destroyed, lost or altered Sears Data, including any procedures explicitly set forth in this Agreement. If and to the extent that such destruction, loss or alteration was caused by CSC, its Affiliates, CSC Personnel, any CSC Provided System or CSC Managed System, CSC shall be responsible for the cost of restoring such data.

15.3	Confidentiality.

(a)	Confidential Information. This Section 15.3 (Confidentiality) shall apply to any information exchanged between the Parties regarding the Services or any proposed services or other business, regardless of whether the Parties enter into a Transaction Document regarding such proposed business. CSC’s obligations pursuant to this Section 15.3 (Confidentiality) shall be in addition to, and not in lieu of, CSC’s obligations provided for elsewhere in this Agreement.

(b)	Confidential Business Information.

(i)	Definition. The term “Confidential Business Information” means any information, whether disclosed in oral, written, visual, electronic or other form, disclosed by, or on behalf of, a Party or such Party’s Affiliates (and, as to Sears, the other Eligible Recipients) and their Personnel (the “Disclosing Party”) to the other Party or such Party’s Affiliates (the “Receiving Party”) or to Receiving Party’s Personnel or which the Receiving Party or its Personnel observe in connection with this Agreement, whether before or after the date of this Agreement; that (1) if in tangible form or other media that can be converted to readable form, is marked clearly as “confidential” (or with a similar term) when disclosed, or (2) if oral or visual, is either (A) identified as “confidential” (or with a similar term) at the time of disclosure and is promptly summarized in a writing marked as such thereafter, or (B) treated as confidential by the Disclosing Party and would reasonably be understood to be confidential, whether or not so marked. Sears’ Confidential Business Information shall include, without the need to mark it as such, Sears Data and Sears’, Sears Affiliates’ and the other Eligible Recipients’: business plans, strategies, forecasts, projects and analyses; customer lists, customer contracts, customer information, rates and pricing, information with respect to competitors, strategic plans, Sears Provided Systems, CSC Managed Systems, CSC Designated Contracts, account information and research information; financial information (including assets, expenditures, mergers, acquisitions, divestitures, billings collections, revenues and finances); employee and vendor information; system designs and requirements, architectures, structure and protocols (including all hardware, software and specifications and documentation related thereto); facilities, business units and product lines, plans for business mergers, acquisitions or divestitures; rate information; plans for the development and marketing of new products, financial forecasts and budgets; information regarding businesses, plans, operations, third-party contracts, licenses, internal or external audits, law suits, regulatory compliance or other information or data obtained, received, transmitted, processed, stored, archived or maintained by CSC under this Agreement; and other business processes and proprietary information. The Disclosing Party’s Confidential Business Information shall remain the property of such Entity.

(ii)	Failure to Denote as Confidential. Subject to Section 15.3(b)(i)(2)(B), if the Disclosing Party fails to denote Confidential Business Information as “confidential” (or with a similar term) prior to disclosure, and later does so, and such Confidential Business Information would not otherwise be considered as such pursuant to Section 15.3(b)(i) (Definition), the Receiving Party shall, after receiving such notice, treat such information as Confidential Business Information of the Disclosing Party to the extent such untimely notice does not prejudice the Receiving Party.

(iii)	Treatment of Confidential Business Information. The Receiving Party shall use at least the same degree of care and discretion to safeguard and prevent disclosure, publication or dissemination of any Confidential Business Information received from the Disclosing Party as the Receiving Party uses to avoid unauthorized disclosure, publication or dissemination of its own information (or information of its customers) of a similar nature, but not less than reasonable care. Further, the Receiving Party shall: (1) use the Disclosing Party’s Confidential Business Information only in connection with the Receiving Party’s performance of its obligations or its full enjoyment of its rights under this Agreement, and (2) not disclose the Disclosing Party’s Confidential Business Information except to its Personnel who have a need to know such Confidential Business Information in connection with the performance of the Receiving Party’s obligations or the full enjoyment of its rights under this Agreement. CSC shall restrict disclosure of Sears’ Confidential Business Information to the CSC Personnel who have executed a written agreement by which they agree to be bound by terms substantially similar to this Section 15.3 (Confidentiality). In any case, the Receiving Party is liable for any unauthorized disclosure or use of Confidential Business Information by any of its Personnel.

(iv)	Exceptions to Confidential Treatment. The obligations under this Section 15.3(b) (Confidential Business Information) do not apply to any Confidential Business Information that the Receiving Party can demonstrate:

(1)	the Receiving Party possessed prior to disclosure by the Disclosing Party, or its Affiliates, without an obligation of confidentiality;

(2)	is or becomes publicly available without breach of this Agreement by the Receiving Party;

(3)	is independently developed by the Receiving Party without use of any Confidential Business Information of the Disclosing Party; or

(4)	is received by the Receiving Party from a Third Party that does not have an obligation of confidentiality to the Disclosing Party or its Affiliates.

(v)	Disclosure. If, in the reasonable opinion of its legal counsel, a Receiving Party is: (1) required by Law to disclose any Confidential Business Information of the Disclosing Party, including in connection with any legal proceeding, or (2) such disclosure would be material in any legal proceeding concerning the Confidential Business Information, the Services provided for hereunder or this Agreement, then the Receiving Party may disclose such information to the applicable arbitrator, court or other governmental authority, etc., as the case may be, and shall not thereby be considered to have breached its obligations under this Section 15.3(b) (Confidential Business Information) for such disclosure; provided, however, that in each case, the Receiving Party shall, to the extent it may legally do so, notify the Disclosing Party a reasonable time prior to such disclosure of the Confidential Business Information to be disclosed and the identity of the Third Party requiring such disclosure in order that the Disclosing Party may interpose an objection to such disclosure, take action to assure confidential handling of the Confidential Business Information or take such other action as it deems appropriate to protect the Confidential Business Information. The Receiving Party shall use commercially reasonable efforts to cooperate with the Disclosing Party in its efforts to seek a protective order or other appropriate remedy or, if such protective order or other remedy is not obtained, to obtain assurance that confidential treatment shall be accorded such Confidential Business Information.

(vi)	Duration. The Receiving Party’s obligations under this Section 15.3(b) (Confidential Business Information) shall survive the termination or completion of the applicable Transaction Document for a period of five (5) years from the date that the applicable Confidential Business Information was initially disclosed.

(c)	Confidential Personal Information.

(i)	General. CSC agrees that all information about the Eligible Recipients (including their respective Affiliates’ individual customers and Personnel), provided to CSC or the CSC Personnel by Eligible Recipients, including names, addresses, telephone numbers, account numbers, customer lists and demographic, financial and transaction information, as well as employee lists and company telephone or e-mail directories and any other information that is subject to applicable Privacy Laws (collectively, “Confidential Personal Information”) shall be deemed confidential.

This Section 15.3(c) (Confidential Personal Information) shall not apply to information independently developed by CSC without the use of Confidential Personal Information; provided that neither CSC nor the CSC Personnel are using such information on Eligible Recipients’ behalf. If information may be deemed to be both Sears Business Information and Sears Confidential Personal Information, the provisions of this Section 15.3(c) (Confidential Personal Information) shall control.

(ii)	Treatment of Confidential Personal Information. CSC shall use Confidential Personal Information only as necessary to perform the Services and its other obligations under this Agreement. CSC shall not duplicate or incorporate the Confidential Personal Information into its own records or databases. CSC shall restrict disclosure of Confidential Personal Information to those CSC Personnel who have a need to know such information to perform the Services and who have first agreed in writing to be bound by terms substantially similar to this Section 15.3(c) (Confidential Personal Information). CSC shall be liable for any unauthorized disclosure or use of Confidential Personal Information by any CSC Personnel.

(iii)	Non-Disclosure of Confidential Personal Information. CSC shall not disclose the Confidential Personal Information to any third party including Affiliates of CSC, agents, independent contractors except Exempt Subcontractors and Subcontractors approved by Sears, without prior written consent of Sears and the written agreement of such third party to be bound by terms substantially similar to this Section 15.3(c) (Confidential Personal Information). Unless otherwise prohibited by applicable Law, CSC shall: (1) immediately notify Sears of any legal process served on CSC for the purpose of obtaining Confidential Personal Information; and (2) permit Sears or its Affiliates adequate time to exercise its legal options to prohibit or limit such disclosure.

(iv)	CSC Policies for Confidential Personal Information. CSC shall establish and maintain written policies and procedures designed to: (1) ensure the security and the confidentiality of the Confidential Personal Information; (2) protect against any anticipated threats or hazards to the security or integrity of such information; and (3) protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer or data subject. Copies of such policies and procedures shall be provided to Sears by CSC upon Sears’ request.

(v)	CSC Notification for Confidential Personal Information. CSC shall notify Sears promptly upon the discovery of the actual or potential loss, unauthorized disclosure or unauthorized use of the Confidential Personal Information and shall indemnify and hold harmless the Eligible Recipients for such loss, unauthorized disclosure or unauthorized use, including Attorneys’ Fees pursuant to Section 20.1 (Indemnity by CSC).

(vi)	CSC Breach. A material breach by CSC or the CSC Personnel of this Section 15.3(c) (Confidential Personnel Information) shall be a material breach of this Agreement. In addition, Sears shall be entitled to the recovery of any pecuniary gain realized by CSC or the CSC Personnel from the unauthorized use or disclosure of Confidential Personal Information.

(d)	Return or Destruction of Confidential Information. Within ten (10) days following the earlier of (i) termination or expiration of this Agreement or any Transaction Document or (ii) completion of any Services for which such Confidential Personal Information has been provided, CSC shall, at Sears’ discretion, either return Sears’ Confidential Information, and all copies and derivatives thereof, to Sears, and certify in writing to Sears that such Confidential Information and all copies and derivatives thereof have been destroyed in such a manner that it cannot be retrieved.

(e)	Loss of Confidential Information. Each Party shall (i) immediately notify the other Party of any actual or potential breach of security, unauthorized possession, use, knowledge, disclosure or loss of such other Party’s Confidential Information, including Sears Data, in contravention of this Agreement, (ii) promptly furnish to the other Party all known details and assist such other Party in investigating and/or preventing the recurrence of such possession, use, knowledge, disclosure or loss, (iii) cooperate with the other Party in any investigation or litigation deemed necessary by such other Party to protect its rights, and (iv) promptly use all commercially reasonable efforts to prevent further possession, use, knowledge, disclosure or loss of Confidential Information in contravention of this Agreement. Each Party shall bear any costs it incurs in complying with this Section 15.3(e) (Loss of Confidential Information). Furthermore, CSC shall, at no additional charge, perform a Root Cause Analysis of any security failure regarding a CSC Provided System, a CSC Managed System or unauthorized access to Sears Provided Systems originating directly or indirectly from any CSC Provided Systems, CSC Managed Systems or CSC Personnel and provide Sears with such reasonable assurances as Sears shall request that such breach or potential breach shall not recur; provided that, without limiting CSC’s other obligations under this Agreement, with respect to those CSC Managed Systems provided pursuant to the Excluded Agreements, such reasonable assurance shall be limited to CSC’s: (i) first, using diligent management of the applicable supplier(s) under such Excluded Agreements and, if such efforts do not provide reasonable assurance to Sears, then (ii) subject to Section 4.5 (Additional Services), the implementation of reasonably necessary modifications and/or enhancements of Sears Provided Systems, CSC Provided Systems, and other CSC Managed Systems.

(f)	No Implied Rights. Nothing contained in this Section 15.3 (Confidential Information) shall be construed as (i) obligating a Party to disclose its Confidential Information to the other Party, (ii) granting to or conferring on a Party any express or implied rights or license to any Confidential Information of the other Party, or (iii) limiting or affecting any rights or licenses granted to either Party elsewhere in this Agreement.

15.4	File Access.

Sears Personnel authorized by the Sears Relationship Manager shall have unrestricted access to, and the right to review and retain the entirety of, all computer or other files containing Sears Data, as well as all Systems and network logs, system parameters and documentation, and all such files and other information provided to the Eligible Recipients shall be complete. CSC shall not delay access by Sears to any of such files or other materials or information. CSC shall provide to the Sears Relationship Manager all passwords, codes, comments, keys, documentation and the locations of any such files and other materials promptly upon the request of Sears, including Equipment and Software keys and such information as to format, encryption (if any) and any other specification or information necessary for the Eligible Recipients to retrieve, read, revise and/or maintain such files and information.

16.	OWNERSHIP

16.1	CSC Provided Systems.

(a)	Ownership of CSC Provided Systems. Subject only to the licenses granted to the Eligible Recipients by CSC under this Agreement, title to all CSC Provided Systems shall not be affected by this Agreement and shall at all times remain with CSC (or with CSC’s or its Subcontractors’ licensors).

(b)	Limited Sears Related Businesses — Patents.

(i)	Acknowledgement. CSC acknowledges and agrees that (i) it may be given access to the Eligible Recipients’ respective business operations and Confidential Information during the course of CSC’s performance of the Services, and (ii) by virtue of such access, it may develop and patent related business methods and innovations.

(ii)	CSC and its Affiliates. CSC covenants, on behalf of itself, its Affiliates and their respective employees (while acting within the scope of their employment) and their successors and assigns, that they shall not, and shall cause each of its Affiliates and their respective employees to not, enforce or assert, during the Term and thereafter, against the Limited Sears Related Businesses, or any of their Personnel (in connection with such Personnel’s relationship with Sears), any United States or foreign patent at any time owned, acquired or controlled by CSC, any of its Affiliates or their respective employees claiming any business method or innovation related to the retail industry or any other aspect of the Limited Sears Related Business’ respective products, services, methods of operation or relating to any Confidential Information of any Limited Sears

Related Businesses, or any of their Personnel (in connection with such Personnel relationship with Sears); provided that after the expiration or termination of this Agreement (including any Termination Assistance Services), this prohibition shall not apply to any patents that were not invented, developed, conceived, reduced to practice or otherwise discovered as a result of, pursuant to or in connection with the Services or this Agreement (a “Sears Related Patent”); unless such patents relate to Equipment, Software or Systems that Sears acquires under Section 24 (Rights Upon Termination).

(iii)	Sears Cooperation. If during the Term, a Limited Sears Related Business, with actual knowledge of an Out-of-Scope CSC Patent, implements, after the Effective Date of any applicable Transaction Document, any process, method of operation or System with actual knowledge that such process, method of operation or System is an infringement of such CSC Patent, then Sears will, upon CSC’s written request, use all commercially reasonable efforts to cause such Limited Sears Related Business to cease such knowing infringement. For purposes of this Section 16.1(b) (Limited Sears Related Businesses — Patents): (A) “Out-of-Scope Patents” means any Patent that: (x) was held by CSC or its Affiliates prior to the Effective Date, and or (y) is not a Sears Related Patent, and (B) “Limited Sears Related Business” means Sears Related Businesses: (I) including any Entity, including any corporation, joint venture or partnership in which, on or after the Effective Date, Sears or any Affiliate of Sears has management or operational responsibility by law or contract, but (II) otherwise excluding subsections (g) and (h) of the Eligible Recipients definition, and (III) excluding any direct competitor of CSC; provided that for this subsection (III) any entity shall not cease being a Limited Sears Related Business until CSC has provided written notice to Sears that such entity is a direct competitor of CSC. CSC shall provide Sears a list of such competitors prior to the Effective Date and may update such list from time to time.

(iv)	Subcontractors. In addition, except as expressly provided otherwise in a Transaction Document, CSC shall cause all Subcontractors (and their respective Affiliates) to not enforce or assert, during the Term and thereafter, against the Eligible Recipients any United States or foreign patent at any time owned, acquired or controlled by any such Subcontractor (or any of its Affiliates) claiming any business method or innovation related to the retail industry or any other aspect of the Eligible Recipients’ respective products, services or businesses or relating to any Confidential Information of any Eligible Recipient, except for patents claiming inventions that were not invented, developed, conceived, reduced to practice or otherwise discovered as a result of, pursuant to or in connection with the Services or this Agreement.

16.2	Sears Provided Systems.

Subject only to the license granted by Sears to CSC in Section 10.6 (License to Sears Provided Systems), title to all Sears Provided Systems shall not be affected by this Agreement and shall at all times remain with Sears (or with the Eligible Recipients’ licensor(s)), and CSC shall and hereby does, without further consideration, assign to Sears any and all right, title or interest that CSC, its Affiliates or the CSC Personnel may now or hereafter possess in or to the Sears Provided Systems. To the fullest extent permissible by applicable Law, all copyrightable aspects of any Sears Provided Systems developed by CSC or the CSC Personnel shall be considered “works made for hire” (as that term is used in Section 101 of the United States Copyright Act, as amended) and owned by Sears. For purposes of clarity, if a Deliverable to be owned by Sears pursuant to this Section 16.2 (Sears Provided Systems) contains a Derivative Work based upon any pre-existing work in which a Third Party has rights and such pre-existing work was provided to CSC by an Eligible Recipient for use with such Deliverable or was incorporated into such Deliverable by CSC Personnel with Sears’ prior written consent, then the assignment and transfer to Sears of rights, title and interest in and to such Derivative Work pursuant to this Section 16.2 (Sears Provided Systems) shall be subject to such Third Party’s rights, if any. CSC acknowledges that, as between CSC, CSC Personnel and Sears, Sears (and its successors and assigns) shall have the right to obtain and hold in their own name any Intellectual Property Rights in and to the Sears Provided Systems. CSC shall execute any documents and take any other actions reasonably requested by Sears to effectuate the purposes of this Section 16.2 (Sears Provided Systems). If and to the extent that CSC uses a Third Party to create Derivative Works, modifications, enhancements or other Deliverables based upon (or for) a Sears Provided System, and a related portion of such Sears Provided System was licensed to Sears by such Third Party prior to the commencement of such work, then, CSC may not be able to get from such Third Party the ownership rights provided for in this Section 16.2 (Sears Provided Systems). If such Third Party will not provide such ownership rights, then CSC will not commence the applicable Services and instead CSC will inform Sears in writing of the intellectual property rights such Third Party will provide, and will request that Sears either or approve or reject such lessor rights (which approval Sears may withhold in its sole discretion). After notice from CSC that it can not get such rights, CSC shall be relieved from providing such Services until Sears has expressly accepted or rejected such lesser rights. If Sears rejects such rights, CSC shall be thereafter relieved from providing such Services and the Parties shall equitably adjust the resulting Charges. If Sears does accept such lesser rights, such change will be documented in a Service Addenda to the Agreement prior to commencement of the applicable Services.

16.3	Deliverables.

(a)	License to Sears. Unless otherwise expressly set forth in the applicable Transaction Document, CSC shall and hereby does grant to Sears a perpetual, assignable, unrestricted, worldwide, royalty-free, irrevocable, non-exclusive right and license to copy, use, display, modify, create Derivative Works based upon, distribute, sublicense and otherwise enjoy all Deliverables (including any CSC Provided Software or CSC Provided Materials incorporated into such Deliverables or necessary to operate such Deliverables) to the same extent as if Sears were the sole owner thereof, without an obligation to account to CSC. For the avoidance of doubt, the parties agree that in the event both this Section 16.1(a) and Section 16.3 (Sears Provided Systems) could apply in a particular circumstance, that Section 16.3 (Sears Provided Systems) shall control over this Section.

(b)	Restrictions. CSC shall not incorporate into any Deliverable any CSC Provided Systems or other Third Party Materials for which CSC does not have the right to grant the license provided for under Section 16.3(a) (License to Sears).

(c)	Source Code and Documentation. CSC shall, upon Sears’ request, provide Sears with the source code and documentation for all Deliverables that are Software, on media and in a format reasonably requested by Sears. Such source code shall be sufficient to allow a reasonably knowledgeable and experienced programmer to maintain and support such Deliverables; and the user documentation for such Deliverables shall accurately describe, in terms understandable by a typical end user, the functions and features of such Deliverables and the procedures for exercising such functions and features.

16.4	General Knowledge.

This Agreement shall not preclude either Party from using its general knowledge, skills and experience; provided, however, that, in each case, such Party does not use or disclose in connection therewith any of the Confidential Information of the other Party or its Affiliates (or in case of Sears, any Eligible Recipient) or infringe or misappropriate any Intellectual Property Rights of the other Party or its Affiliates (or in case of Sears, any Eligible Recipient).

16.5	Other Rights.

Except as expressly specified in this Agreement, nothing in this Agreement shall be deemed to grant to one Party, by implication, estoppel or otherwise, license rights, ownership rights or any other Intellectual Property Rights in any Materials owned by the other Party or any Affiliate of the other Party (or, in the case of Sears, owned by any Eligible Recipient).

16.6	Copyright Legends.

Each Party agrees to reproduce copyright legends which appear on any portion of the Materials which may be owned by the other Party or third parties.

17.	REPRESENTATIONS, WARRANTIES AND COVENANTS

17.1	By CSC.

CSC represents, warrants and covenants (as to future performance) to Sears (on its behalf and on behalf of the Eligible Recipients) as follows:

(a)	Work Standards. The Services shall be rendered with promptness and diligence and shall be executed in a workmanlike manner, in accordance with the Service Levels, the best practices and professional standards required under this Agreement. CSC shall use adequate numbers of qualified individuals and all CSC Personnel shall have suitable training, education, experience, competence and skill to perform the Services. CSC shall provide such individuals with sufficient training as to new products and services prior to the implementation of such products and services in any Eligible Recipient’s environment.

(b)	Maintenance.

(i)	CSC Responsibility. Unless otherwise agreed, CSC shall maintain the CSC Provided Systems and CSC Managed Systems and Deliverables so that they operate substantially in accordance with their respective Specifications, including (1) maintaining Equipment in good operating condition, subject to normal wear and tear, (2) undertaking repairs and preventive maintenance on such Equipment in accordance with the applicable manufacturer’s recommendations and requirements, and (3) performing maintenance on such Software in accordance with the applicable Software supplier’s documentation, recommendations and requirements.

(ii)	Refresh. CSC shall, subject to Section 6.5 (Technology) or as otherwise agreed by the Parties, Upgrade or replace such CSC Provided Systems and CSC Managed Systems as necessary to satisfy its obligations under this Agreement, at no additional cost to Sears.

(c)	Efficiency and Cost Effectiveness. CSC shall use commercially reasonable efforts to provide the Services in the most cost-effective manner consistent with the required level of quality and performance. Without limiting the generality of the foregoing, such actions shall include:

(i)	Timing of Actions. Making adjustments in the timing of actions (consistent with Sears’ priorities and schedules for the Services and CSC’s obligation to meet the Service Levels).

(ii)	Timing of Functions. Delaying or accelerating, as appropriate, the performance of non-critical functions within limits acceptable to Sears.

(iii)	Systems Optimization. Tuning or optimizing CSC Provided Systems and CSC Managed Systems (including memory) to optimize performance and minimize costs.

(iv)	Usage Scheduling. Controlling its use of the CSC Provided Systems, CSC Managed Systems and the Sears Provided Systems by scheduling usage, where possible, to lower cost/utilization periods.

(v)	Efficiency. Efficiently using resources for which Sears is charged under this Agreement, consistent with industry norms, and compiling data concerning such efficient use in segregated and auditable form whenever possible.

(d)	CSC Provided Systems/CSC Managed Systems/Deliverables. CSC is either the owner of, or authorized to use, any and all CSC Provided Systems, CSC Managed Systems (but not including any CSC Managed Systems provided under the Excluded Agreements) and Deliverables, and the use thereof by CSC, the CSC Personnel and the Eligible Recipients in accordance with this Agreement shall not infringe or misappropriate any Intellectual Property Rights of any Third Party. As to any such CSC Provided Systems, CSC Managed Systems and Deliverables that CSC does not own but is authorized to use, CSC shall, prior to the use thereof in connection with the Services, advise Sears as to the ownership and extent of CSC’s rights with regard to such items to the extent any limitation in such rights would impair CSC’s performance of its obligations under this Agreement and obtain Sears’ written consent to such limitations.

(e)	Deliverables. All Deliverables (when delivered, but excluding interim Deliverables for which the applicable project plan calls for a later final Deliverable) shall be free from error, shall comply with the requirements, if any, set forth in the applicable Transaction Document and, except as expressly specified otherwise in a Transaction Document, shall be fully compatible with any and all Software and Equipment that such Deliverable was intended to be interfaced or otherwise operated with.

(f)	Non-Infringement. Except as otherwise provided in this Agreement, CSC and the CSC Personnel shall perform CSC’s responsibilities under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any Intellectual Property Rights of any third party; provided, however, that CSC shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications to CSC Provided Systems, CSC Managed Systems or Deliverables made by Eligible Recipients, without the knowledge or approval of CSC, (ii) Sears’ or the other Eligible Recipients’ combination of CSC Provided Systems, CSC Managed Systems or Deliverables with items not furnished, specified or reasonably anticipated by CSC or contemplated by this Agreement or known by CSC Personnel to be used with such items, (iii) a breach of this Agreement by Sears, (iv) the failure of Sears to use corrections or modifications provided by CSC, without additional charge and with notice of actual infringement, offering equivalent or superior features and functionality, or (v) CSC Managed Systems, except to the extent that such infringement or misappropriation arises from the failure of CSC to obtain the necessary licenses or Required Consents or to abide by the Third Party Contracts associated with such CSC Managed Systems. CSC shall not use or create materials in connection with the Services which are libelous, defamatory or obscene.

(g)	Authorization.

(i)	Corporate Existence. CSC is a corporation duly incorporated, validly existing and in good standing under all applicable Laws;

(ii)	Corporate Power and Authority. CSC has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

(iii)	Legal Authority. CSC has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable federal, state or local laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;

(iv)	Due Authorization. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate action on the part of CSC; and

(v)	No Violation or Conflict. The execution, delivery and performance of this Agreement shall not constitute a violation of any judgment, order or decree; a material default under any material contract by which CSC or any of its material assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default.

(h)	Sears Code of Conduct and Privacy Policies. CSC acknowledges that it has been furnished a copy of Sears Code of Business Conduct (the “Code of Conduct”) and Sears Privacy Policies (collectively, the “Privacy Policy”) and that Sears’ associates are required to follow the Code of Conduct and Privacy Policy. CSC shall at all times support and abide by the Code of Conduct and Privacy Policy, as they may be modified from time to time by Sears, and shall not take any action to induce Sears Personnel to violate the Code of Conduct or Privacy Policy. In addition neither CSC, its Affiliates nor the CSC Personnel have given nor shall give commissions, payments, kickbacks, lavish or extensive entertainment, or other inducements of more than minimal value to any Sears Personnel in connection with this Agreement. CSC acknowledges that the giving of any such payments, gifts, entertainment or other thing of value is strictly in violation of the Code of Conduct, and may result in the termination of this Agreement for cause by Sears, in whole or in part, and any or all other existing and future contracts between the Parties. CSC shall report to Sears immediately any violation of or attempt to violate the Code of Conduct or Privacy Policy.

(i)	Unauthorized Code.

(i)	General. CSC shall cooperate with Sears and shall take commercially reasonable actions and precautions consistent with the applicable Transaction Document to prevent the introduction and/or proliferation of Unauthorized Code into an Eligible Recipient’s environment or any Sears Provided System, CSC Provided System or CSC Managed System or Deliverables. Without limiting CSC’s other obligations under this Agreement, if Unauthorized Code is found in any such systems, CSC shall exercise all commercially reasonable efforts, at no additional charge to Sears, to eliminate and reduce the effects of such Unauthorized Code and, if the Unauthorized Code causes a loss of operational efficiency or loss of data, to mitigate such losses and restore such data with generally accepted data restoration techniques; provided that CSC may, with the consent of the Sears Relationship Manager, reprioritize CSC resources (with respect to the Services) as necessary to mitigate the impact of such Unauthorized Code; provided further that for CSC Managed Systems provided for under the Excluded Agreements, CSC responsibilities shall be limited to (i) first, using diligent management of the applicable supplier(s) under such Excluded Agreements and, if such efforts do not resolve the issue, then (ii) subject to Section 4.5 (Additional Services), implement reasonably necessary modifications and/or enhancements of Sears Provided Systems, CSC Provided Systems, and other CSC Managed Systems.

(ii)	Items Containing Unauthorized Code. Without the prior written consent of Sears, neither CSC nor the CSC Personnel shall use any Software or Equipment or Systems that includes Unauthorized Code in connection with the Services and neither CSC, its Affiliates nor their Personnel shall insert, or permit insertion of, any Unauthorized Code into any Sears Provided System, CSC Provided System or CSC Managed System or Deliverables. Furthermore, Sears shall be deemed to have approved any Unauthorized Code that exists in the Acquired Assets and the Sears Provided Systems as of the Commencement Date and any Unauthorized Code (other than a Virus) that is inserted into any Systems or provided by Sears or its Eligible Recipients after the Commencement Date. If Sears requests CSC to remove such Unauthorized Code, CSC will do so subject to Section 4.5 (Additional Services). With respect to any Unauthorized Code that is included in such Software or Equipment or Systems, neither CSC, its Affiliates nor its Personnel shall invoke or cause to be invoked such Unauthorized Code at any time, including upon expiration or termination of this Agreement or any Transaction Document for any reason, without Sears’ prior written consent, which may be withheld in Sears’ sole discretion. For purposes of this Section 17.1(i)(ii) (Items Containing Unauthorized Code) only, provided that CSC complies with its obligations set forth in Section 17.1(i)(i) (General) and its other relevant obligations set forth in this Agreement, CSC Personnel shall not be deemed to have used, inserted or invoked a Virus in any Software, Equipment or System (unless they knew or reasonably should have known of the existence of such Virus), and upon discovery failed to promptly take the steps set forth in Section 17.1(i)(i) (General).

(j)	Compliance with Laws.

(i)	Compliance by CSC. With respect to the CSC Provided Systems, CSC Managed Systems and Deliverables, the provision of the Services and the performance of CSC’s obligations under this Agreement, CSC shall, and shall cause its Affiliates and the CSC Personnel to, (1) comply with all Sears Rules and Laws from the Effective Date and at all times thereafter during the Term of this Agreement (including any Termination Assistance Services period(s)), including those Sears Rules and Laws relating to security, safety, health and the environment, and shall identify and procure all permits, certificates, approvals and inspections required under such Laws and (2) comply with changes in Sears Rules and Laws and at CSC’s expense, develop and implement any necessary modifications to the Services, upon Sears’ approval of such proposed changes, prior to the deadline for such requirement or change. If a charge of non-compliance by CSC with any Law occurs, CSC shall promptly notify Sears of such charge. CSC shall take all commercially reasonable precautions to avoid injury, property damage, spills or emissions of hazardous substances, materials or waste, and other dangers to persons, property or the environment, including by providing to CSC Personnel appropriate training. CSC shall ensure that neither CSC nor any CSC Personnel commits, and use all reasonable efforts to ensure that no business visitor or invitee of CSC or CSC Personnel commits, any act in violation of any Laws in any Sears Facility or any act in violation of any Eligible Recipient’s insurance policies or in breach of an Eligible Recipient’s obligations under any applicable real estate leases in such Sears Facilities (in each case, to the extent CSC has received notice of such insurance policies or real estate leases or should reasonably be expected to know of such obligations or limitations).

(ii)	Compliance with Privacy Laws. CSC shall (1) comply with the Sears data protection and privacy policies disclosed by Sears to CSC from time to time and (2) provide Sears with such assistance as Sears may reasonably require to fulfill its responsibilities under the Privacy Laws. CSC shall, in good faith, work with Sears to adopt and implement such contract clauses as Sears deems reasonably necessary.

(iii)	Notice of Laws. CSC shall notify Sears of any Laws and changes in Laws applicable to the Services and shall identify the impact of such Laws and changes in Laws with respect to such Services. Subject to its non-disclosure obligation under other customer contracts, CSC shall make commercially reasonable efforts to obtain information regarding such requirements from other customer engagements and to communicate such information to Sears in a timely manner.

(k)	Notice of Adverse Impact. As of each applicable Commencement Date, CSC is not aware of any failure by CSC (including the CSC Personnel) to comply with its obligations under this Agreement or any other situation that (i) has impacted or reasonably could be expected to impact the maintenance of any Eligible Recipient’s financial integrity or internal controls, the accuracy of any Eligible Recipient’s financial, accounting, manufacturing quality or human resources records and reports or compliance with the Code of Conduct, Privacy Policies, Sears Rules, Sears Standards or any Laws, or (ii) has had or reasonably could be expected to have any other material adverse impact on the Services in question or the impacted business operations of the Eligible Recipients. If CSC at any time becomes aware of any such situation, then CSC shall (A) immediately notify Sears Relationship Manager of such situation and the expected impact, and (B) with the assistance of Sears, formulate an appropriate plan to mitigate the impact of, and to correct, the situation; provided, however, that changes to CSC’s performance as a result of such plan shall be subject to Sears’ prior consent.

(l)	Interoperability. Except as expressly specified otherwise in a Transaction Document, the CSC Provided Systems and Deliverables shall be fully interoperable with the Sears Provided Systems and the CSC Managed Systems that are used to run or that interface with, or that otherwise interact with, the CSC Provided Systems and Deliverables, including for receipt of the Services.

(m)	Pass-Through. CSC shall enforce any representations, warranties, covenants and indemnities granted to CSC its Affiliates or the CSC Personnel by Third Parties regarding any Software or other Materials, Equipment and/or Services, including the CSC Provided Systems and Deliverables, on behalf of the Eligible Recipients to the extent reasonably requested to do so by Sears and to the extent CSC is permitted to do so under the terms of the applicable agreements with those Third Parties, unless CSC determines that it is not commercially reasonable for it to do so and CSC provides to Sears an alternative, equivalent remedy and CSC reimburses Sears for any additional costs Sears incurs as a result of such alternative remedy.

17.2	By Sears.

Sears represents, warrants and covenants (as to future performance) to CSC as follows:

(a)	Non-Infringement. Except as otherwise provided in this Agreement, Sears shall perform its responsibilities under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any Intellectual Property Rights of any third party; provided, however, that Sears shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications to Sears Provided Systems or CSC Managed Systems not made by the Eligible Recipients, (ii) CSC or the CSC Personnel’s combination of Sears Provided Systems or CSC Managed Systems with items not furnished by the Eligible Recipients (provided, however, that Acquired Assets shall not be deemed furnished by the Eligible Recipients), (iii) the failure of CSC or the CSC Personnel to use corrections or modifications provided by Sears (or the other Eligible Recipients), without additional charge and with notice of actual infringement, offering equivalent or superior features and functionality, or (iv) Third Party Materials, except to the extent that Sears (or CSC on Sears’ behalf) is responsible under this Agreement for obtaining Required Consents for such Third Party Materials and such infringement or misappropriation arises from the failure to obtain such Required Consents or to abide by the limitations of the applicable licenses for such Third Party Materials. The Eligible Recipients shall not use or create Materials in connection with the Services which are libelous, defamatory or obscene.

(b)	Authorization.

(i)	Corporate Existence. Sears is a corporation duly incorporated, validly existing and in good standing under all applicable Laws;

(ii)	Corporate Power and Authority. Sears has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

(iii)	Legal Authority. Sears has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable federal, state or local laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;

(iv)	Due Authorization. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate action on the part of Sears; and

(v)	No Violation or Conflict. The execution, delivery and performance of this Agreement shall not constitute a violation of any judgment, order or decree; a material default under any material contract by which Sears or any of Sears’ material assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default.

17.3	Disclaimer.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES OR COVENANTS TO THE OTHER PARTY, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT. IN ADDITION, CSC ACKNOWLEDGES THAT THE SEARS PROVIDED SYSTEMS AND THE CSC

MANAGED SYSTEMS ARE PROVIDED BY THE ELIGIBLE RECIPIENTS TO CSC ON AN AS-IS, WHERE-IS BASIS AND SEARS AND THE OTHER ELIGIBLE RECIPIENTS EXPRESSLY DISCLAIM ANY EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES OR COVENANTS AS TO SUCH SEARS PROVIDED SYSTEMS AND CSC MANAGED SYSTEMS, OR THE CONDITION OR SUITABILITY OF SUCH SEARS PROVIDED SYSTEMS AND CSC MANAGED SYSTEMS FOR USE BY CSC TO PROVIDE THE SERVICES, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT.

17.4	Effect.

All representations, warranties and/or covenants made in any provision of this Master Agreement by either Party shall be true when made and remain true throughout the Term and the Term of each Transaction Document.

18.	AUDIT RIGHTS

18.1	Contract Records.

CSC shall, and shall cause its Affiliates and all CSC Personnel and suppliers to, maintain complete and accurate records of and supporting documentation for all Charges, all Sears Data and all transactions, authorizations, System Changes, implementations, soft document access, reports, analyses, data or information created, generated, collected, processed or stored by CSC in the performance of its obligations under this Agreement (“Contract Records”). CSC shall maintain such Contract Records in accordance with generally accepted accounting principles for the applicable jurisdiction applied on a consistent basis. CSC shall retain Contract Records in accordance with Sears’ record retention policy as modified from time to time and provided to CSC in writing.

18.2	Sears Audit.

(a)	General. CSC shall, and shall cause its Affiliates and the CSC Personnel to, allow Sears (and internal, governmental and other external auditors, inspectors, regulators and other representatives that Sears may designate from time to time or that may have jurisdiction over one or more Eligible Recipients) (collectively, “Sears Audit Designees”) to conduct audits and examinations of the operations of CSC, its Affiliates and the CSC Personnel as described in this Section 18 (Audit Rights).

(b)	Operational and Financial Audits. CSC shall, and shall cause its Affiliates and the CSC Personnel to, provide to Sears Audit Designees access to CSC Personnel, to the facilities at or from which Services are then being provided and to Contract Records and other pertinent information, all to the extent relevant to the Services and CSC’s obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections of Sears and the other Eligible Recipients’ businesses, to (i) verify the accuracy, completeness and integrity of the Sears Data and Contract Records, (ii) verify the accuracy and completeness of Charges, Pass-Through Expenses and Out-of-Pocket Expenses, (iii) examine the financial controls, processes and procedures utilized by CSC and the performance of CSC’s financial obligations, (iv) examine the Systems that process, store, support and transmit that data, (v) examine the controls (e.g., organizational controls, input/output controls, System modification controls, processing controls, System design controls and access controls) and the privacy, security, disaster recovery and back-up practices and procedures, (vi) examine CSC’s performance of the Services and the measurement and reporting tools, performance metrics and reporting procedures for the Services, (vii) verify CSC’s reported performance against the applicable Service Levels, (viii) examine CSC’s measurement, monitoring and management tools, and (ix) enable the Eligible Recipients to meet applicable legal, regulatory and contractual requirements, in each case to the extent applicable to the Services and/or Charges. CSC shall provide any assistance reasonably requested by Sears or its designee in conducting any such audit and shall make requested personnel, records and information available during the Term and thereafter, during the period specified in Sears’ records retention policy, as it may be modified from time to time.

18.3	SAS 70 Audit.

CSC shall, on an annual basis, retain an independent auditor to perform an audit of the electronic data processing environment(s) and locations used by CSC to provide the Services. Such audit shall conform to the Statement of Auditing Standards No. 70 (“SAS 70”) or successor substitute statement adopted by the American Institute of Certified Public Accountants or other relevant body, and at least every other year such audit shall be a “Type II” audit under SAS 70 Guidelines. CSC shall provide Sears a reasonable opportunity to comment on each planned audit, and provide suggested modifications (consistent with and in accordance with SAS 70) to the planned audit prior to the commencement of the audit. CSC shall provide Sears with a copy of the review resulting from each SAS 70 audit and shall, as soon as reasonably practicable, remedy any material deficiencies revealed by such audit. In addition, to the extent a SAS 70 audit (or equivalent audit) is conducted with respect to a CSC Facility at or from which the Services are provided, CSC shall promptly provide a copy of the resulting audit report to Sears. CSC shall respond to such report in accordance with Section 18.7 (Remedial Obligations).

18.4	Governmental or Other Non-Sears Audits.

Sears and the other Eligible Recipients may be subject to regulation and audit by governmental bodies, standards organizations, other regulatory authorities, customers or other parties to contracts with an Eligible Recipient under applicable Laws, rules, regulations, standards and contract provisions. If an Eligible Recipient is required by a governmental body, standards organization or regulatory agency having jurisdiction over an Eligible Recipient to have an audit or inspection of the Services then being provided to an Eligible Recipient or information concerning an Eligible Recipient held by CSC under this Agreement, CSC shall allow the governmental body, standards organization or regulatory agency exercising jurisdiction over the business of an Eligible Recipient to conduct such an audit or inspection as it relates to CSC’s provision of the Services, or such information concerning an Eligible Recipient held by CSC, under this Agreement. In addition, if a customer or other party to a contract with an Eligible Recipient exercises its right to audit or inspect an Eligible Recipient’s books, records, documents or accounting practices, CSC shall provide all cooperation requested by the Eligible Recipient in responding to such audits or requests for information.

18.5	Audit Process.

CSC shall provide Sears, and any Sears Audit Designees, access to the facilities, Systems, books, records and information related to the provision of the Services as reasonably necessary to perform audits described in this Section 18 (Audit Rights), including assisting Sears and Sears Audit Designees in testing their data files, programs and procedures and operation of audit software. To the extent permitted by applicable Laws, CSC shall provide Sears, and its designees, with a copy of the findings of any such governmental audit.

18.6	Security Testing.

Without limiting the generality of Section 18.2(b) (Operational and Financial Audits), Sears Audit Designees may, from time to time, without prior notice, perform security audits of CSC, its Affiliates and their Personnel, which may include penetration testing and other exploits of CSC Provided Systems, CSC Managed Systems and Sears Provided Systems and Deliverables (“Security Testing”). CSC, on behalf of itself, its Affiliates and their Personnel, shall and hereby does grant Sears permission to perform such Security Testing. The foregoing shall not be construed as CSC providing authorization on behalf of IBM for the performance of such Security Testing. Notwithstanding anything to the contrary contained herein, Sears shall have no obligation to provide CSC with, and CSC shall not be entitled to receive, copies of the results of any Security Testing.

18.7	Remedial Obligations.

CSC and Sears shall meet to review each audit report promptly after the issuance thereof. CSC shall respond to each audit report in writing within thirty (30) days from receipt of such report, unless a shorter response time is specified in such report. If any audit or inspection reveals that CSC has failed to comply with this Agreement, any generally accepted accounting principle or other audit requirement or any Law or standard (including SAS 70) relating to the performance of CSC’s obligations under this Agreement, CSC shall, at CSC’s sole cost and expense, remedy such failures as soon as reasonably practical, but in no event later than required by any auditing governmental body, standards organization or regulatory authority, as the case may be. In addition, if any audit or examination, including an internal CSC audit, reveals that CSC has overbilled Sears or if an audit reveals any breach of this Agreement, CSC shall promptly pay Sears: (a) the amount of such overbilling that Sears has paid (net of underbilling discovered by such audit), plus (b) interest at the Contract Rate per month accruing from the original date the error was made until the date such credit is paid, plus (c) the reasonable costs and expenses of the audit incurred by Sears; provided, however, that CSC’s obligation under this clause (c) above shall not exceed one-half of the amount due under clause (a) above.

18.8	General Procedures.

(a)	Access. Notwithstanding the intended breadth of Sears’ audit rights, during any audits pursuant to this Section 18 (Audit Rights) Sears shall not allow Sears or Sears Personnel access to (i) the proprietary information of other CSC customers, or (ii) CSC locations that are not related to the Eligible Recipients or the Services, (iii) material protected by the attorney-client or other legal privilege, or (iv) data to the extent not related to the CSC’s provision of Services or CSC’s obligations under this Agreement.

(b)	Notice. In performing audits, Sears shall endeavor to provide CSC with twenty-four (24) hour advance notice of such audits (other than Security Testing audits). Access for such audits shall be provided by CSC at reasonable hours, except as may be required on an emergency basis; provided, however, that any such audit may not unreasonably interfere with CSC’s performance of its obligation under this Agreement or compromise any reasonable security processes or procedures. All audits shall be conducted in a reasonable manner. CSC, its Affiliates and the CSC Personnel shall provide the Services described in this Section 18 (Audit Rights) at no additional charge to Sears.

(c)	Exit Conference. Following any audit, Sears shall conduct (in the case of an internal audit), or request its external auditors or examiners to conduct, an exit conference with CSC to obtain factual concurrence with issues identified in the review.

(d)	Audit Workspace. Sears and/or the Sears Audit Designee shall be given adequate private workspace in which to perform an audit, plus access to photocopiers, telephones, facsimile machines, computer hook-ups and any other facilities or equipment needed for the performance of the audit.

18.9	CSC Breach.

The refusal by CSC to permit Sears to perform an audit permitted under this Section 18 (Audit), that is not cured within 2 Business Days after written notice by Sears that has been delivered by a nationally recognized courier to the notification address in Section 26.3 (Notice), shall be a material breach of this Agreement and/or any Transaction Document under Section 23.1(a)(i)(2) (Termination For Cause – Agreement) and Section 23.1(a)(ii)(2) (Termination For Cause – Transaction Document). The preceding sentence shall not be construed to limit what other circumstances would constitute a material breach of this Agreement or a Transaction Document.

19.	INSURANCE AND RISK OF LOSS

19.1	Insurance.

(a)	Requirements. CSC shall, and shall require its and its Affiliates’ Subcontractors to, obtain and maintain in full force and effect the following insurance during the Term and the Term of each Transaction Document (including any Termination Assistance Services period thereunder); provided, however, that for CSC and its Affiliate’s Subcontractors the amounts of such coverage may be commensurate with the scope of the services to be performed by such Subcontractor related to this Agreement, as reasonably determined by CSC; provided, further, that the foregoing shall not limit CSC’s liability with respect to such Subcontractor, including any failure of such Subcontractor to perform in accordance with this Agreement:

(i)	Workers’ Compensation and Employer’s Liability Insurance.

(1)	Statutory Workers’ Compensation insurance, including coverage for all costs, benefits and liabilities under workers’ compensation and similar laws that may accrue in favor of any person employed by CSC, in all states where CSC performs Services in accordance with applicable Law.

(2)	Employer’s Liability Insurance with minimum limits of $1,000,000 per employee by accident/$1,000,000 per employee by disease/$1,000,000 policy limit by disease (or, if higher, the policy limits required by applicable Law).

(ii)	Commercial General Liability Insurance. Commercial General Liability Insurance (including coverage for Contractual Liability assumed by CSC under this Agreement, Premises-Operations, Completed Operations-Products, Independent Contractors, and explosion, collapse and underground property damage hazards) providing coverage for bodily injury, personal and advertising injury and property damage with combined single limits of not less than $1,000,000 per occurrence and $2,000,000 in the aggregate per CSC policy year.

(iii)	Commercial Business Automobile Liability Insurance. Commercial Business Automobile Liability Insurance, including coverage for all owned, non-owned, leased and hired vehicles providing coverage for bodily injury and property damage liability with combined single limits of not less than $2,000,000 per accident, except as may otherwise be required by Law.

(iv)	Professional Liability Insurance. Professional Liability (also known as Errors and Omissions Liability) Insurance covering acts, errors and omissions arising out of CSC’s operations or Services in an amount not less than $10,000,000 per claim and $10,000,000 in the aggregate per CSC policy year.

(v)	Comprehensive Crime Insurance. Comprehensive Crime Insurance, including Employee Dishonesty and Computer Fraud Insurance covering losses arising out of or in connection with any fraudulent or dishonest acts committed by CSC employees, acting alone or with others, in an amount not less than $5,000,000 per loss and $5,000,000 in the aggregate per CSC policy year.

(vi)	All-Risk Property Insurance. All-risk property insurance covering loss or damage to CSC owned or leased Equipment and other property in an amount not less than the full replacement cost of such Equipment and property.

(vii)	Excess Coverage. Excess coverage with respect to Sections 19.1(a)(i)(2) (Workers’ Compensation and Employer’s Liability Insurance), (ii) (Commercial General Liability Insurance), and (iii) (Commercial Business Automobile Liability Insurance) with a minimum combined single limit of $25,000,000.

CSC may satisfy the minimum limits requirements of this Section 19.1(a) (i), (ii), (iii), and (iv) (Requirements) by any combination of primary liability and umbrella and/or excess liability coverage that result in the same protection to CSC and the Sears Indemnified Parties. To satisfy this insurance requirement for non-owned and hired vehicles, CSC may extend its commercial general liability insurance to provide insurance for such vehicles. Any annual aggregate limit must be stated separately as to the Services or twice the required limit. The policies required under this Section 19.1 (Insurance) must be on an occurrence basis except for Professional Liability Insurance which is on a per claim basis. For policies that are on a per claim basis, CSC will maintain equivalent policies for at least 4 years after the expiration or termination of this Agreement. CSC shall purchase the insurance required by Section 19.1 (Insurance) from companies having a rating of A-/VII or better in the current Best’s Insurance Reports published by A. M. Best Company, Inc.

(b)	Endorsements. CSC’s insurance policies as required in this Agreement under Sections 19.1(a)(ii) (Commercial General Liability Insurance) and 19.1(a)(iii) (Commercial Business Automobile Insurance) shall name Sears, its Affiliates and their respective employees, as Additional Insureds for any and all liability arising at any time in connection with CSC’s performance under this Agreement, with the standard separation of insureds provision or an endorsement for cross-liability coverage. The CSC insurance policies required under Sections 19.1(a)(v) (Comprehensive Crime Insurance) and 19.1(a)(vi) (All Risk Property Insurance) shall name Sears and its Affiliates as loss payees in connection with any insurable interest of Sears for loss or damage of such property under this Agreement. Should any policy expire or be canceled during the Term or any Exhibit Term and

CSC fails to procure replacement insurance as specified herein with 30 days of notice from Sears, Sears reserves the right (but not the obligation) upon notice to CSC to procure such insurance and to deduct the cost thereof from any sums due CSC under this Agreement; provided that CSC’s liability for such replacement insurance procured by Sears shall terminate 30 days after CSC provides written evidence to Sears that CSC has procured (and paid the premium for a minimum of three months after the date of such notice) such required insurance. All insurance required under this Section 19.1 (Insurance) shall be primary insurance and any other valid insurance existing for the other Eligible Recipients’ benefit shall be excess of such primary insurance. CSC shall obtain such endorsements to its policy or policies of insurance as are necessary to cause the policy or policies to comply with the requirements stated in this Agreement.

(c)	Certificates. CSC shall provide Sears with certificates of insurance evidencing compliance with this Section 19 (Insurance and Risk of Loss) (including evidence of renewal of insurance) signed by authorized representatives of the respective carriers for each year that this Agreement is in effect. Each certificate of insurance shall provide that the issuing company shall not cancel, reduce or otherwise materially alter the insurance afforded under the above policies unless notice of such cancellation, reduction or material alteration has been provided at least thirty (30) days in advance to Sears at the addresses for Sears specified in Section 26.3 (Notices).

(d)	No Implied Limitation. The obligation of CSC and its Subcontractors to provide the insurance specified in this Agreement shall not limit in any way any obligation or liability of CSC provided elsewhere in this Agreement. The rights of the Eligible Recipients to insurance coverage under policies issued to or for the benefit of one or more of them are independent of this Agreement and shall not be limited by this Agreement.

(e)	Insurance Subrogation. With respect to insurance coverage to be provided by CSC pursuant to this Section 19.1 (Insurance) except professional liability, the insurance policies shall provide that the insurance companies waive all rights of subrogation against CSC, the Eligible Recipients and their respective Affiliates and Personnel. CSC waives its rights to recover against the Eligible Recipients, including their respective Personnel in subrogation or as subrogee for another party.

(f)	Material Breach. A failure of CSC to have any of the insurance policies required by this Section 19 (Insurance) shall be deemed a material breach; provided that it shall not be a breach of this provision for CSC to self-insure such risks; provided further that CSC maintains appropriate excess liability coverage in such circumstances. . Open:.

19.2	Risk of Loss.

(a)	General. Except as otherwise provided in Section 20.1(k) (CSC Acts or Omissions) or Section 20.2(g) (Sears Acts or Omissions), (i) each Party shall be responsible for risk of loss of, and damage to, any Equipment, Software, Systems or other Materials in its or its Affiliates’ or their Personnel’s possession or control, and (ii) such Party shall be responsible for the cost of any necessary repair or replacement of such Equipment, Software, Systems or other Materials due to an Event of Loss. CSC shall be deemed to possess and control all Equipment, Software and other Materials located in its own Facilities or in portions of Sears Facilities used by CSC to provide the Services. Each Party shall promptly notify the other of any damage (except normal wear and tear), destruction, loss, theft or governmental taking of any item of Equipment, Software, Systems or other Materials (“Event of Loss”). For Events of Loss for which Sears is responsible, such repair or replacement shall not be considered part of CSC’s Service obligations, but CSC shall, if requested by Sears, coordinate and oversee repair or replacement performed by a Third Party on a Pass-Through Expenses basis, or by CSC at agreed-upon prices.

(b)	Waiver. Each Party waives all rights to recover against the other Party, its Affiliates (and as to Sears, any Eligible Recipients) and their Personnel for damage, destruction, loss, theft or governmental taking of their respective real or tangible personal property (whether owned or leased) from any cause to the extent (i) covered by insurance required to be maintained by such Party under this Agreement, including their respective deductibles or self-insured retentions, and (ii) insurance proceeds are actually received by such Party for such loss. CSC and Sears shall cause their respective insurers to issue appropriate waivers of subrogation rights endorsements to all property insurance policies required to be maintained by each Party.

20.	INDEMNITIES

20.1	Indemnity by CSC.

CSC shall defend, indemnify and hold harmless the Eligible Recipients, including their respective Personnel (collectively, the “Sears Indemnified Parties”) from any and all Losses and threatened Losses arising out of any claims, demands, suits or causes of action by Third Parties (collectively, “Claims”) (excluding Claims brought by Sears and its Affiliates, and their Subcontractors, but including Claims brought by other Sears Personnel) that result or are alleged to result, in whole or in part, from or in connection with any of the following:

(a)	Breach of This Agreement. CSC’s or CSC’s Personnel’s breach of this Agreement, including any representations, warranties or covenants set forth in this Agreement. Notwithstanding the foregoing, if: (i) the Claim is based upon a breach of CSC’s responsibilities under any provision of this Agreement other than Sections 17.1(f), 17.1(g), 17.1(h), 17.1(i) and 17.1(j), and (ii) CSC could not have direct liability to the Third Party (other than a governmental body or any regulatory agency thereunder), bringing such a Claim under the Law that would apply to such Claim for the act or omission that gave rise to such Losses, for any reason other than the lack of jurisdiction over CSC or CSC’s Personnel (e.g., because of no privity of contract), then this Section 20.1(a) shall not apply to such Claim.

(b)	CSC Designated Contracts. CSC’s decision to terminate or failure to observe or perform any duties or obligations to be observed or performed on or after the applicable Commencement Date by CSC with respect to any CSC Designated Contracts or any Third Party Contracts related to Acquired Assets and/or CSC Managed Systems.

(c)	Licenses, Leases or Contracts. CSC’s failure to observe or perform any duties or obligations to be observed or performed on or after the applicable Commencement Date by CSC with respect to Third Party Contracts associated with any CSC Provided Systems or CSC Managed Systems; provided that with respect to those CSC Managed Systems provided under the Excluded Agreement, this Section 20.1(c) (Licenses, Leases or Contracts) shall only apply to the extent that CSC knew of such duties or obligations or such failure is otherwise subject to subsection (a) above.

(d)	Sears Data or Confidential Information. CSC’s breach of its obligations with respect to Sears Data or Sears Confidential Information.

(e)	Infringement. Infringement or misappropriation or alleged infringement or alleged misappropriation of any Intellectual Property Rights in contravention of Section 17.1(d) (CSC Provided Systems/CSC Managed Systems) or Section 17.1(f) (Non-Infringement).

(f)	Government Claims. Claims by government regulators or agencies for fines, penalties, sanctions or other remedies to the extent such fines, penalties, sanctions, or other remedies caused by any breach of any obligation under this Agreement, including any obligation related to Laws, by CSC or any CSC Personnel or any other failure by CSC or CSC Personnel to perform CSC’s responsibilities under this Agreement.

(g)	Taxes. Taxes, including interest and penalties, that are the responsibility of CSC under Section 13.4 (Taxes).

(h)	Shared Facility Services. Services, products or Systems (not constituting Services provided pursuant to this Agreement) provided by CSC to a Third Party from any shared CSC Facility or using any shared CSC resources and not constituting Services provided to an Eligible Recipient pursuant to this Agreement.

(i)	Affiliate, CSC Personnel or Assignee Claims. Any Claim, other than an indemnification Claim under this Agreement, initiated by (i) a CSC Affiliate or CSC Personnel asserting rights in connection with this Agreement or any Services to be provided hereunder, or (ii) any entity to which CSC assigned, transferred, pledged or otherwise encumbered its rights to receive payments from Sears under this Agreement.

(j)	Background and Drug Checks. Any Claim by any third party, including CSC Personnel or individuals seeking employment or a contract with CSC, that alleges injury or harm arising from the administration of drug or background checks in connection with this Agreement.

(k)	CSC Acts or Omissions. Any Claim that an act or failure to act of CSC or CSC’s Personnel that constitutes negligence, an intentional tort, other tortious conduct or conduct for which strict liability would apply.

(l)	Employment Claims. Any Claim (including claims by Transitioned Personnel) relating to any (i) joint employment of CSC Personnel by Sears, any other Eligible Recipients (including their respective Personnel), (ii) violation by CSC, its Affiliates or other CSC Personnel of any Laws or any common law protecting persons or members of protected classes or categories, including Laws prohibiting discrimination or harassment on the basis of a protected characteristic, (iii) liability arising or resulting from the employment or engagement of CSC Personnel (including Transitioned Personnel) by CSC, its Affiliates or other CSC Personnel (including liability for any social security or other employment taxes, workers’ compensation claims and premium payments, and contributions applicable to the wages and salaries of such CSC Personnel), (iv) payment or failure to pay any salary, wages or other compensation due and owing to any CSC Personnel (including Transitioned Personnel from and after their Employment Effective Dates), (v) employee pension or other benefits of any CSC Personnel (including Transitioned Personnel) accruing from and after their Employment Effective Date, (vi) other aspects of the employment relationship of CSC Personnel (including Transitioned Personnel) with CSC, its Affiliates or other CSC Personnel or the termination of such relationship, including Claims for wrongful discharge, Claims for breach of express or implied employment contract and increases in unemployment insurance premiums, and/or (vii) liability resulting from representations (whether oral or written) to the Transitioned Personnel made, or alleged to have been made, by CSC, its Affiliates or other CSC Personnel, or other acts or omissions with respect to the Transitioned Personnel by such persons or entities, including any act, omission or representation made in connection with the interview, selection, hiring and/or transition process, the offers of employment made to such employees, the failure to make offers to any such employees or the terms and conditions of such offers (including compensation and employee benefits), except, in each case, to the extent resulting from the wrongful actions of Sears, the Eligible Recipients, errors or inaccuracies in the information provided by Sears and faithfully communicated by CSC or the failure of the Eligible Recipients to comply with Sears’ responsibilities under this Agreement.

(m)	Environmental Claims. The generation, storage, use, handling, discharge, other release or disposal of any materials that are regulated by the federal government or any state or local government during use, transportation, handling, storage, treatment and/or disposal/recycling by CSC Personnel or at facilities owned or controlled by CSC Personnel.

(n)	Violation of Laws. The violation by CSC or its Personnel of any Law.

20.2	Indemnity by Sears.

Sears agrees to defend, indemnify and hold harmless CSC, its Affiliates and the CSC Personnel and their successors and assigns from any Losses and threatened Losses arising out of any Claims (excluding the Claims of CSC, its Affiliates and their Subcontractors but including Claims by other CSC Personnel) (each, a “CSC Indemnified Party”) that result, or are alleged to result, in whole or in part, from or in connection with any of the following:

(a)	Breach of This Agreement. Sears’ breach of this Agreement, including any representations, warranties or covenants set forth in this Agreement.

(b)	Licenses, Leases or Contracts. Sears’ failure to observe or perform any duties or obligations to be observed or performed by Sears or the other Eligible Recipients under any of the applicable Third Party Contracts associated with Sears Provided Systems and CSC Managed Systems provided under the Excluded Agreements; provided, in each such case, that (i) such failure is not attributable to the acts or failures to act of CSC or any CSC Personnel, and (ii) such failure is not covered by CSC’s indemnity obligations under Section 20.1 (Indemnity by CSC).

(c)	Pre-Commencement Date Matters. Any Eligible Recipients’ failure to observe or perform any duties or obligations to be observed or performed prior to the applicable Commencement Date by the Eligible Recipients under any of the Third Party Contracts related to Sears Provided Systems, CSC Managed Systems or the Acquired Assets to the extent CSC notifies Sears of such Claims within twelve (12) months after the assignment or transfer to CSC of the applicable Third Party Contract.

(d)	CSC’s Confidential Business Information. Sears’ breach of its obligations with respect to CSC’s Confidential Business Information.

(e)	Infringement. Infringement or misappropriation or alleged infringement or alleged misappropriation of any Intellectual Property Rights in contravention of Section 17.2(a) (Non-Infringement).

(f)	Taxes. Taxes, including interest and penalties, that are the responsibility of Sears under Section 13.4 (Taxes).

(g)	Eligible Recipients’ Acts or Omissions. Any Claim that an act or failure to act of Sears or Sears Personnel (other than Sears Personnel for which CSC is responsible) that constitutes negligence, an intentional tort, other tortious conduct or conduct for which strict liability would apply.

(h)	Eligible Recipient Claims. Any Claim, other than an indemnification Claim or a Claim pursuant to Section 19 (Insurance and Risk of Loss) under this Agreement, initiated by Sears’ Affiliates or by Sears’ and its Affiliates’ Subcontractors asserting rights in connection with this Agreement or any Services to be provided under this Agreement; provided, however, that this provision shall not apply to Claims brought by Sears on behalf of the other Eligible Recipients.

(i)	Violation of Laws. The violation by Sears or its Personnel of any Law.

20.3	Infringement.

(a)	CSC Provided Systems, CSC Managed Systems or Deliverables. If any portion of the Services, including any CSC Provided Systems, CSC Managed Systems or Deliverables that is subject to the indemnity under Section 20.1(e) (Infringement) are found, or in CSC’s reasonable opinion are likely to be found, to infringe upon or misappropriate any Intellectual Property Rights of any third party in any country in which Services are to be performed or received under this Agreement, or the continued use of the foregoing is enjoined, CSC shall, in addition to defending, indemnifying and holding harmless the Sears Indemnified Parties as provided in Section 20.1(e) (Infringement) and any other rights Sears may have under this Agreement, promptly and at its own cost and expense and in such a manner as to minimize the disturbance to the Eligible Recipients’ business activities, do one of the following:

(i)	Obtain Rights. Obtain for the Eligible Recipients the right to continue using the Services, including such CSC Provided Systems, CSC Managed Systems and Deliverables.

(ii)	Modification. Modify the Service in question, including the applicable CSC Provided Systems, CSC Managed Systems and Deliverables, so that such Service is no longer infringing (provided that such modification does not degrade the performance or quality of the Services or adversely affect the Sears Provided Systems or the Eligible Recipients’ intended use of such Services as contemplated by this Agreement and/or as previously enjoyed by the Eligible Recipients under this Agreement).

(iii)	Replacement. If either of the foregoing are not commercially feasible, either: (i) provide functionally equivalent or superior replacement Services to the Eligible Recipients and reimburse Sears for any additional cost to the Eligible Recipients, including costs of modifying Sears Provided Systems to permit them to interface and interoperate properly with such revised Services; or (ii) reimburse Sears for all costs and expenses (including any CSC fees, consultant fees and other transition expenses) of obtaining such replacement Services.

(b)	Sears Provided Systems. If any Sears Provided System supplied by Sears that is subject to the indemnity under Section 20.2(e) (Infringement) is found, or in Sears’ reasonable opinion is likely to be found, to infringe upon or misappropriate any Intellectual Property Rights of any third party in any country in which Services are to be performed or received under this Agreement, or the continued use of the foregoing is enjoined, Sears may elect to, in its sole discretion and at its own cost and expense (subject to Section 7.1(c) (Sears Responsibilities) and Section 20.2(e) (Infringement)):

(i)	Obtain Rights. Obtain for CSC the right to continue using such Sears Provided System;

(ii)	Modification. Modify the Sears Provided System in question so that it is no longer infringing;

(iii)	Replacement. Replace the Sears Provided System with a non-infringing System; or

(iv)	Removal. Cease providing such Sears Provided System.

Within ten (10) Business Days of a request by Sears, CSC shall notify Sears in writing of: (I) any adverse affect on the Services, and/or (II) the Out-of-Pocket Expenses, if any CSC would incur if Sears were to elect any of its options under subsections (ii), (iii) or (iv) above. The Parties shall work together in good faith, to mitigate any such adverse effect and the cost of any such election to Sears. If Sears does make an election under subsections (ii), (iii) or (iv) above: (x) the Parties shall, if applicable, equitably adjust the terms of the applicable Procurement Document, including any Service Levels applicable thereto, to take Sears into account the elimination of such Sears Provided Systems and (y) Sears shall reimburse CSC for any Out-of-Pocket Expenses to the extent such Expenses were identified by CSC in its notice as required above and such costs can not be mitigated by the Parties. Sears may elect to stop receiving a portion of the Services in order to mitigate such costs.

20.4	Indemnification Procedures.

With respect to Third Party Claims that are subject to this Section 20 (Indemnities) (other than as provided in Section 20.5 (Indemnification Procedures – Governmental Claims) with respect to Claims covered by Section 20.1(f) (Government Claims)), the following procedures shall apply:

(a)	Notice. Promptly after receipt by any Entity entitled to indemnification under this Agreement of notice of the commencement or threatened commencement of any Claim in respect of which the indemnitee shall seek indemnification hereunder, the indemnitee shall notify the indemnitor of such Claim. No delay or failure to so notify an indemnitor shall relieve it of its obligations under this Agreement except to the extent that such indemnitor has suffered actual prejudice by such delay or failure. Within fifteen (15) days following receipt of notice from the indemnitee relating to any Claim, but no later than ten (10) Business Days before the date on which any response to a complaint or summons is due, the indemnitor shall notify the indemnitee that the indemnitor is assuming control of the defense and settlement of that Claim (a “Notice of Assumption”).

(b)	Procedure Following Notice of Defense. If the indemnitor delivers a Notice of Assumption within the required notice period, the indemnitor shall assume sole control over the defense and settlement of the Claim; provided, however, that (i) the indemnitor shall keep the indemnitee fully apprised at all times as to the status of the defense, and (ii) the indemnitor shall obtain the prior written approval of the indemnitee before: (x) entering into any settlement asserting any liability against the indemnitee for such Claim, (y) imposing any obligations or restrictions on the indemnitee or (z) ceasing to defend against such Claim. The indemnitor shall not be liable for any legal fees or expenses incurred by the indemnitee following the delivery of a Notice of Assumption; provided, however, that (i) the indemnitee shall be entitled to employ counsel at its own expense to participate in the handling of the Claim, and (ii) the indemnitor shall pay the fees and expenses associated with such counsel if, in the reasonable judgment of the indemnitee, based on an opinion of counsel, there is a conflict of interest with respect to such Claim which is not otherwise resolved or if the indemnitor has requested the assistance of the indemnitee in the defense of the Claim or the indemnitor has failed to defend the Claim diligently.

(c)	Procedure Where No Notice of Assumption Is Delivered. If the indemnitor does not deliver a Notice of Assumption relating to any Claim within the required notice period, the indemnitee shall have the right to defend the Claim in such manner as it may deem appropriate. The indemnitor shall promptly reimburse the indemnitee for all such reasonable costs and expenses incurred by the indemnitee, including reasonable Attorneys’ Fees. The indemnitor shall not be obligated to indemnify the indemnitee for any amount paid or payable by such indemnitee in the settlement of any Claim if (i) the indemnitor has delivered a timely Notice of Assumption and such amount was agreed to without the written consent of the indemnitor, (ii) the indemnitee has not provided the indemnitor with notice of such Claim and a reasonable opportunity to respond thereto, or (iii) the time period within which to deliver a Notice of Assumption has not yet expired.

20.5	Indemnification Procedures – Governmental Claims.

Sears shall be entitled, at its option, to have any Claim involving indemnification under Section 20.1(f) (Government Claims) handled pursuant to Section 20.4 (Indemnification

Procedures) or to retain sole control over the defense and settlement of such Claim; provided, however, that, in the latter case, Sears shall (a) consult with CSC on a regular basis regarding Claim processing (including actual and anticipated costs and expenses) and litigation strategy, (b) reasonably consider any CSC settlement proposals or suggestions, and (c) use commercially reasonable efforts to minimize any amounts payable or reimbursable by CSC. Sears shall notify CSC when Sears elects to exercise the rights provided in the preceding sentence. Sears shall not enter into any settlement asserting any liability against CSC for such Claims without CSC’s prior written consent.

20.6	Mixed Claims.

Notwithstanding anything to the contrary contained in Section 20.4 (Indemnification Procedures) but subject to Section 20.5 (Indemnification Procedures – Governmental Claims), in the event that both Parties are entitled under this Section 20 to invoke the other Party’s defense obligations with respect to the same Claim or a group of related Claims, then CSC shall assume the defense of the Sears Indemnified Parties with respect to such Claim or related Claims, as the case may be, and upon the rendering of a final, non-appealable order by a court or arbitrator of competent jurisdiction with respect to such Claim or Claims, Sears shall reimburse CSC for any reasonable Attorneys’ Fees and other reasonable Out-of-Pocket Expenses incurred by CSC in defending such Claim or Claims to the extent that the Sears Indemnified Parties are found to be liable under such Claim or Claims. For example, if a Third Party sues both Sears and CSC claiming that Sears’ employees and CSC’s employees were negligent in causing injury to such Third Party, (a) CSC would assume the defense of such a Claim, and (b) if, by a final, non-appealable order by a court of competent jurisdiction, Sears were found to be 60% liable and CSC were found to be 40% liable for such injuries, Sears would reimburse CSC for 60% of the reasonable Attorneys’ Fees and other Out-of-Pocket Expenses incurred by CSC in defending such Claim.

20.7	Independent Obligations.

The obligations of CSC and Sears to defend, indemnify and hold harmless the Sears Indemnified Parties and the CSC Indemnified Parties, respectively, under this Section 20 (Indemnities) shall be independent of each other and any other obligations of the Parties under this Agreement.

21.	LIABILITY

21.1	Force Majeure.

(a)	General. Subject to Section 21.1(d) (Disaster Recovery), no Party shall be liable for any default or delay in the performance of its obligations under this Agreement if and to the extent such default or delay is caused, directly or indirectly, by fire, flood, earthquake, elements of nature or acts of God, wars, riots, civil disorders, rebellions or revolutions, acts of terrorism, outbreaks of disease, strike, lockout or labor dispute or any other similar cause beyond the reasonable control of such Party (each, a “Force Majeure Event”), except to the extent that the non-performing Party is at fault in failing to prevent or causing such default or delay, and provided that such default or delay cannot reasonably be circumvented by the non-performing Party through the use of alternate sources, disaster recovery plans and workaround plans or other means (including to the extent within the scope of the Services under this Agreement, the performance of disaster recovery services). Notwithstanding the foregoing, a strike, lockout or labor dispute involving CSC or CSC’s Affiliates’ employees or its telecommunications Subcontractors (other than Level 3 and MCI and their subcontractors) shall not excuse CSC from its obligations hereunder.

(b)	Duration and Notification. In such Force Majeure Event, the non-performing Party shall be excused from further performance or observance of the obligation(s) so affected, subject to Section 21.1(a) (General), for as long as such circumstances prevail and such Party continues to use all commercially reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay. Any Party so prevented, hindered or delayed in its performance shall, as quickly as practicable under the circumstances, notify the Party to whom performance is due by telephone (to be confirmed in writing within one (1) day of the inception of such delay) and describe at a reasonable level of detail the circumstances of the Force Majeure Event, the steps being taken to address such Force Majeure Event and the expected duration of such Force Majeure Event.

(c)	Substitute Services; Termination. If any event described in Section 21.1(a) (General) has prevented, hindered or delayed or is reasonably expected to prevent, hinder or delay the performance by CSC or the CSC Personnel of Services for longer than the recovery period specified in the applicable disaster recovery plan or for more than ten (10) Business Days, then Sears may require CSC, to the extent practicable, to promptly procure such Services from an alternate source.

(i)	To the extent that it was a CSC Facility impacted, CSC shall be solely liable for payment for such services from the alternate source for a period not to exceed six (6) months; provided, however, that Sears continues to pay the portion of Charges under the applicable Transaction Document that apply to those Services that it continues to receive from CSC (directly or from such an alternate source). CSC shall diligently pursue either a restoration and/or replacement of the affected CSC Facilities and CSC will use its commercially reasonable efforts to relocate such Services to a CSC Facility within such six (6) month period. If after such six (6) month period, CSC has not been able to restore the impacted CSC Facilities or move the Services to another CSC location, then Sears shall have the option of: (a) agreeing to pay sum of the: (x) Charges, and (y) the incremental cost between CSC’s Out-of-Pocket cost for such alternate Service provider and the Charges for such Services, or (b) partially or fully terminating the Services (in which case Sears would not have to pay any Termination Charges as to the impacted Services, and only 80% of the Termination Charges for the non-impacted Services terminated by Sears).

(ii)	If the Force Majeure event impacts a Sears Facility, at which CSC was to perform its Services, then Sears may require CSC to provide such an alternate Services provider within ten (10) Business Days of Sears request, pursuant to Section 4.5 (Additional Services). If Sears has not restored or replaced the impacted Sears Facility within six (6) months, then Sears shall have the option of partially or fully terminating the Services (in which case Sears would not have to pay any Termination Charges as to the impacted Services, and only 80% of the Termination Charges for the non-impacted Services terminated by Sears).

(iii)	If CSC does not provide an alternative provider of such Services within ten (10) Business Days of the Force Majeure Event, then Sears may terminate this Agreement or any Transaction Document, but only with respect to the portion of the Services so affected, without payment of Termination Charges. In the event of such partial termination, the Charges payable under this Agreement shall be equitably adjusted to reflect those terminated Services.

(d)	Disaster Recovery. The occurrence of a Force Majeure Event shall not relieve CSC of its obligation to (i) implement its disaster recovery plan for the facilities used in providing the Services, and (ii) provide any disaster recovery services described in an applicable Transaction Document.

(e)	Payment Obligation. If CSC fails to provide Services in accordance with this Agreement due to the occurrence of a Force Majeure Event, all amounts payable to CSC hereunder shall be equitably adjusted in a manner such that Sears is not required to pay any amounts for Services that it is not receiving whether from CSC or from an alternate source at CSC’s expense pursuant to Section 21.1(c) (Substitute Services; Termination). CSC shall not have the right to additional payments or an increase in per unit consumption charges as a result of any Force Majeure Event (e.g., if a decrease in consumption of a Service under a Transaction Document would have resulted in an increase in the “per unit” charges under the rate card under such Transaction Document, but such decrease in consumption was due to a Force Majeure Event, then such increase would not apply).

(f)	Allocation of Resources. Without limiting CSC’s obligations under this Agreement, whenever a Force Majeure Event causes CSC to allocate limited resources between or among CSC’s customers and Affiliates, the Eligible Recipients shall receive at least the same treatment as comparable CSC customers with respect to such limited resources. In no event shall CSC re-deploy or re-assign any Key Personnel to another customer or account in the event of the occurrence of a Force Majeure Event.

21.2	Limitation of Liability.

(a)	Exclusions from Liability. EXCEPT AS PROVIDED IN THIS SECTION 21.2 (LIMITATION OF LIABILITY), NEITHER PARTY NOR ITS AFFILIATES (NOR, IN THE CASE OF SEARS, ANY ELIGIBLE RECIPIENT) SHALL BE LIABLE TO THE OTHER PARTY FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS, REGARDLESS OF THE FORM OF THE ACTION OR THE THEORY OF RECOVERY, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(b)	Liability Cap. Additionally, except as provided below, the total aggregate liability of either Party (including its Affiliates, and, in the case of Sears, any Eligible Recipient), for all claims asserted by the other Party under or in connection with this Agreement, regardless of the form of the action or the theory of recovery, shall be limited to the Aggregate Liability Cap. The “Aggregate Liability Cap,” at any time, shall equal the greater of: (a) the total Charges paid (or payable) to CSC, or its designee(s), under this Agreement during the twelve (12) month period preceding the act or omission giving rise to such liability (the “Rolling Cap”); or (b) $130,000,000; provided that after the first 12 months after the Effective Date, if the Charges paid (or payable) under this Agreement to CSC for any three (3) consecutive months is less than $35 million, then only the Rolling Cap would apply. The Liability Cap will be reduced for each claim paid by CSC under this provision, and the size of the Liability Cap will vary from time to based upon the Charges and will be determined as of the point in time when the act or omission giving rise to such liability occurred. For example, if: (i) CSC has paid Sears $40 million in claims under this provision, (ii) Sears incurs another loss of $20 million that is reimbursable under this provision based upon an act that occurred on April 1, 2006, (iii) the Charges paid for the first quarter of 2006 were $30 million, and for the 12 months preceding such act were $120 million, then the Liability Cap prior to the payment of the new $20 million claim shall be $80 million ($120 million net of the previous $40 million in claims).

(c)	Other. The exclusions from liability set forth in Section 21.2(a) (Exclusions from Liability) above and the liability cap set forth in Section 21.2(b) (Liability Cap above shall continue in full force and effect, without regard to the effectiveness of any other remedy.

(d)	Exceptions to Limitations of Liability. The limitations of liability set forth in Sections 21.2(a) (Exclusions from Liability) and 21.2(b) (Liability Cap) shall not apply with respect to:

(i)	Losses caused by the willful misconduct, fraud or gross negligence of a Party, its Affiliates (or, in the case of Sears, any Eligible Recipient), or their respective Personnel.

(ii)	The Parties’ respective obligations under Section 20.1 (Indemnity by CSC) and Section 20.2 (Indemnity by Sears).

(iii)	Losses related to personal injury, including death, and damage to tangible property caused by the negligent or intentional acts of a Party, its Affiliates (or, in the case of Sears, any Eligible Recipient), or their respective Personnel.

(iv)	Either Party’s obligation to pay litigation costs and Attorneys’ Fees incurred by the other Party in enforcing the terms of this Agreement as set forth in Section 26.4 (Legal Expenses).

(v)	Losses caused by: (A) the willful abandonment of any significant portion (which shall be determined by taking into account the actual or potential impact on the businesses of each Sears Related Business) of the Services contracted for under this Agreement, including any Termination Assistance Services; and/or (b) wrongful termination of this Agreement or any Transaction Document by CSC. For purposes of the foregoing, “willful abandonment” means, with respect to any Services, that CSC or its Subcontractors have elected not to provide such Services, although CSC or such Subcontractor is capable of providing them, or CSC or its Subcontractors have intentionally acted, or failed to act, in a manner to avoid its obligation to provide such Services (e.g., if CSC elects not to renew a required governmental license and therefore is not able to provide the Services).

(vi)	Losses caused by any breach of CSC’s obligations under Section 15.3(c) (Confidential Personal Information) related to an intentional misuse of Confidential Personal Information.

(e)	Items Not Considered Damages. The following shall not be considered damages subject to, and shall not be counted toward the liability exclusion or cap specified in, Section 21.2(a) (Exclusions from Liability) or 21.2(b) (Liability Cap):

(i)	Service Level Credits assessed against CSC pursuant to a Transaction Document.

(ii)	Charges withheld by Sears in accordance with this Agreement due either to incorrect Charges by CSC or Services not rendered. For purposes of clarity, disputes over the quality of a Service are not covered by the preceding sentence.

(iii)	Amounts paid by Sears but subsequently recovered from CSC due either to incorrect Charges by CSC or Services not rendered. For purposes of clarity, disputes over the quality of a Service are not covered by the preceding sentence.

(iv)	Invoiced Charges, Pass-Through Expenses and other amounts that are due and owing to either Party under this Agreement.

(f)	Waiver of Liability Cap. If, at any time, the total aggregate liability of CSC under or in connection with this Agreement exceeds, or in connection with any Third Party claim against any Eligible Recipient is claimed by Sears to exceed, fifty percent (50%) of the liability cap specified in Section 21.2(b) (Liability Cap) and, upon receipt of the request of Sears, CSC refuses to waive such cap and/or increase the available cap to an amount at least equal to the original liability cap with respect to liability accruing on or after the receipt of such request from Sears, then Sears may terminate this Agreement or any Transaction Document, in whole or in part, without payment of Termination Charges. Upon CSC’s request, Sears will provide to CSC any information CSC reasonably requests regarding such Claim, to the extent Sears (or such Eligible Recipients) has such information. If the liability cap specified in Section 21.2(b) (Liability Cap) is increased pursuant to this Section 21.2(f) (Waiver of Liability Cap) and Sears fails in connection with the claim(s), giving rise to such increase to recover or incur damages or a monetary settlement sufficient to make CSC’s total aggregate liability under this Agreement exceed fifty percent (50%) of the original liability cap, the liability cap specified in Section 21.2(b) (Liability Cap) shall automatically revert to the amount thereof immediately prior to such increase, without limiting the effectiveness of this Section 21.2(f) (Waiver of Liability Cap) as to any subsequent liability or potential liability of CSC under this Agreement.

(g)	Acknowledged Direct Damages. The following shall be considered direct damages and CSC shall not assert that they are indirect, consequential, exemplary or punitive damages to the extent they result from CSC’s breach of this Agreement:

(i)	Costs and expenses of recreating or reloading any lost, stolen or damaged Sears Data that was in the CSC’s, its Affiliates’ or the CSC Personnel’s custody or that was lost or damaged by CSC Provided Systems or CSC Personnel, subject to Sears maintaining reasonable backup procedures with respect to such Sears Data; provided, however, that CSC is not otherwise obligated to provide such backup as part of the Services.

(ii)	Costs and expenses of implementing a work-around in respect of a failure to provide the Services or any part thereof.

(iii)	Costs and expenses of replacing lost, stolen or damaged Sears Provided Systems that are in the CSC’s, its Affiliates’ or the CSC Personnel’s custody.

(iv)	Cover damages, including the costs and expenses incurred to procure the Services or corrected Services from an alternate source, to the extent in excess of CSC’s Charges under this Agreement (which Sears shall not be obligated to pay while Sears is procuring Services from such alternate source).

(v)	Wages, salaries and other charges, including overtime, for existing or additional Personnel, and related Personnel expenses (e.g., travel costs, telecommunications charges and similar charges, etc.) incurred by the Eligible Recipients, including overhead allocations of the Eligible Recipients, in connection with clauses (i) through (iv) above or otherwise due to CSC’s or CSC Personnel’s failure to perform in accordance with this Agreement.

(vi)	Costs and expenses incurred to bring the Services in-house or to contract to obtain the Services from an alternate source, including the costs and expenses associated with the retention of external consultants and legal counsel to assist with any re-sourcing.

(vii)	Damages of an Eligible Recipient that would be direct damages if they had instead been suffered by Sears.

21.3	Public Telecommunications Transmissions.

In the case of transmission of data via public telecommunications facilities permitted under this Agreement, CSC shall not be responsible for corruption, damage, loss or mistransmission of, or loss of security with respect to, data during such transmission unless and to the extent such corruption, damage, loss, mistransmission or loss of security is attributable to CSC’s failure to comply with its obligations (including data security requirements) under this Agreement, including the obligation to (a) provide the Services (including data security requirements) in accordance with the accepted practices of well-managed tier one providers of information technology services, (b) provide and maintain the technology required to detect and correct any corrupt, damaged, lost or mistransmitted data and require retransmission of any such corrupt, damaged, lost or mistransmitted data, (c) provide for encryption of Confidential Personnel Information while in transmission, and (d) perform other Services appropriate to assist in the resolution of such corruption, damage, loss or mistransmission (e.g., backup and data recovery).

22.	DISPUTE RESOLUTION

22.1	Informal Dispute Resolution.

Prior to the initiation of formal dispute resolution procedures with respect to any dispute, other than as provided in Section 22.1(d) (Prerequisite to Formal Proceedings) or Section 26.15 (Equitable Remedies), the Parties shall first attempt to resolve such dispute informally, as follows:

(a)	Initial Effort. The Parties agree that the Sears Relationship Manager and the CSC Account Executive shall attempt in good faith to resolve all disputes (other than those described in Section 22.1(d) (Prerequisite to Formal Proceedings) or Section 26.15 (Equitable Remedies)). If the Sears Relationship Manager and the CSC Account Executive are unable to resolve a dispute in an amount of time that either Party deems reasonable under the circumstances (e.g., 15-30 days), such Party may refer the dispute for resolution to the senior corporate executives specified in Section 22.1(b) (Escalation) upon notice to the other Party.

(b)	Escalation. Within five (5) Business Days of a notice under Section 22.1(a) (Initial Effort) referring a dispute for resolution by senior corporate executives, the Sears Relationship Manager and the CSC Account Executive shall each prepare and provide to President of the CSC Technology Management Group and the Sears Vice President of Operations and Engineering, respectively, summaries of the non-privileged relevant information and background of the dispute, along with any appropriate non-privileged supporting documentation, for their review. The designated senior corporate executives shall confer as often as they deem reasonably necessary in order to gather and furnish to the other all non-privileged information with respect to the matter in issue that is appropriate and germane in connection with its resolution. The designated senior corporate executives shall discuss the problem and negotiate in good faith in an effort to resolve the dispute without the necessity of any formal proceeding. The specific format for the discussions shall be left to the discretion of the designated senior corporate executives, but may include the preparation of agreed-upon statements of fact or written statements of position.

(c)	Provision of Information. During the course of negotiations under Section 22.1(a) (Initial Effort) or Section 22.1(b) (Escalation), all reasonable requests made by one Party to another for non-privileged information, reasonably related to the dispute, shall be honored in order that each of the parties may be fully advised of the other’s position. In addition, as part of the negotiations under Section 22.1(b), CSC shall provide, upon Sears’ request, CSC’s internal costs to the extent that such information is relevant to resolving the underlying dispute. All negotiation shall be strictly confidential and used solely for the purposes of settlement. Any materials prepared by one Party for these proceedings shall not be used as evidence by the other Party in any subsequent arbitration or litigation; provided, however, the underlying facts supporting such materials are discoverable to the extent provided in the applicable proceeding; provided, further, that disclosure of such materials pursuant to this process shall not prejudice a Party’s ability to seek such discovery.

(d)	Prerequisite to Formal Proceedings. Formal proceedings for the resolution of a dispute may not be commenced until the earlier of:

(i)	the designated senior corporate executives under Section 22.1(b) (Escalation) concluding in good faith that amicable resolution through continued negotiation of the matter does not appear likely; or

(ii)	thirty (30) days after the notice under Section 22.1(a) (Initial Effort) referring the dispute to senior corporate executives.

The provisions and time periods specified in this Section 22.1 (Informal Dispute Resolution) shall not be construed to prevent a Party from instituting, and a Party is authorized to institute, formal proceedings earlier to (1) avoid the expiration of any applicable limitations period, (2) preserve a superior position with respect to other creditors, or (3) address a claim arising out of the breach of a Party’s obligations under Section 15 (Sears Data and Other Confidential Information) or a dispute subject to Section 26.15 (Equitable Remedies).

22.2	Arbitration.

(a)	Arbitration. Except for claims arising out of the breach of a Party’s obligations under Section 15 (Sears Data and Other Confidential Information) or disputes subject to Section 26.15 (Equitable Remedies), any controversy or claim arising out of or relating to this Agreement, or any breach thereof, that cannot be resolved using the procedures set forth above in Section 22.1 (Informal Dispute Resolution) shall be finally resolved under the Commercial Arbitration Rules of the American Arbitration Association then in effect; provided, however, that without limiting any rights at law or in equity a Party may have because of an improper termination of this Agreement by the other Party, nothing contained in this Agreement shall limit either Party’s right to terminate this Agreement or a Transaction Document pursuant to Section 23 (Termination).

(b)	Location and Decision. The Arbitration shall take place in Chicago, Illinois, and shall apply the governing law of this Agreement. The decision of the arbitrators shall be final and binding and judgment on the award may be entered in any court of competent jurisdiction. The arbitrators shall be required to state the reasons for their decisions, including findings of fact and law. The arbitrators shall be bound by the warranties, limitations of liability and other provisions of this Agreement. The arbitrators shall not be permitted to decide any claims subject to Section 26.15 (Equitable Remedies) or to award any equitable remedies and to the extent that any claim/counterclaim or series of related claims/counterclaims include demands for both equitable and monetary remedies, then the entire claim/counterclaim, or series of related claims/counterclaims, as applicable, shall be excluded from the arbitrators’ jurisdiction.

(c)	Selection and Qualification of Arbitrators. Within ten (10) days after delivery of written notice (“Notice of Dispute”) by one Party to the other in accordance with this Section, the Parties each shall use good faith efforts to mutually agree upon one (1) arbitrator. If the Parties are not able to agree upon one (1) arbitrator within such period of time, the Parties each shall within ten (10) days: (i) appoint one (1) arbitrator who has at no time ever represented or acted on behalf of either of the Parties, and is not otherwise affiliated with or interested in either of the Parties; and (ii) deliver written notice of the identity of such arbitrator and a copy of his or her written acceptance of such appointment to the other Party. If either

Party fails or refuses to appoint an arbitrator within such ten (10) day period, the single arbitrator appointed by the other Party shall decide alone the issues set out in the Notice of Dispute. Within ten (10) days after such appointment and notice, such arbitrators shall appoint a third neutral and independent arbitrator (the “Third Arbitrator”) who shall at no time have ever represented or acted on behalf of either of the Parties, and shall not have otherwise been affiliated with or interested in either of the Parties. In the event that the two (2) arbitrators fail to appoint a Third Arbitrator within ten (10) days of the appointment of the second arbitrator, either arbitrator or either Party may apply for the appointment of a Third Arbitrator to the American Arbitration Association.

(d)	General. All arbitrators selected pursuant to this Section shall be practicing attorneys with at least five (5) years’ experience with the technology and/or law applicable to the Services or similar services or transactions. Any such appointment shall be binding upon the Parties; provided, however, that if the parties have agreed upon a single arbitrator, then each Party shall have a one-time right during such arbitration to remove such arbitrator for any reason (in which case the parties shall then re-select their arbitrator(s) as provided above). The Parties shall use best efforts to set the arbitration hearing within sixty (60) days after selection of the arbitrator or arbitrators, as applicable, but in no event shall the arbitration hearing be set more than ninety (90) days after selection of the arbitrator or arbitrators, as applicable. Discovery as permitted by the Federal Rules of Civil Procedure then in effect will be allowed in connection with arbitration to the extent consistent with the purpose of the arbitration and as allowed by the arbitrator or arbitrators, as applicable. In connection with any dispute under Section 13.10 (Benchmarking), the arbitrator or arbitrator(s) shall expressly have the authority to select a Benchmarker and to choose the Benchmarking methodology. The decision or award of the arbitrator or the majority of the three arbitrators, as applicable, shall be rendered within fifteen (15) days after the conclusion of the hearing, shall be in writing, shall set forth the legal and factual basis therefor, and shall be final, binding and nonappealable upon the Parties and may be enforced and executed upon in any court having jurisdiction over the Party against whom the enforcement of such decision or award is sought. During the arbitration, each Party shall bear its own arbitration costs and expenses and all other costs and expenses of the arbitration shall be divided equally between the Parties; provided, however, the arbitrator or arbitrators shall allocate such expenses between the Parties in the final arbitration award in accordance with Section 26.4 (Legal Expenses).

22.3	Continued Performance.

(a)	General. During each Exhibit Term and during each Termination Assistance Services period, each Party shall, unless otherwise directed by the other Party, continue performing its obligations under this Agreement while any dispute is being resolved; provided, however, that this provision shall not operate or be construed as extending the Term or prohibiting or delaying a Party’s exercise of any right it may have to terminate the Term as to all or any part of the Services.

(b)	Non-Interruption of Services. CSC acknowledges and agrees that (i) any interruption to the Services would cause irreparable harm to Sears and the other Eligible Recipients, in which case an adequate remedy at law would not be available, and (ii) pending resolution of any dispute or controversy, it shall not deny, withdraw or restrict CSC’s provision of the Services to any Eligible Recipient under this Agreement, except as specifically and expressly agreed in writing by Sears and CSC.

23.	TERMINATION

23.1	Termination for Cause.

(a)	Termination By Sears.

(i)	Agreement. If CSC:

(1)	commits any material breach of this Agreement (except as provided in clauses (2), and (3) below), including Termination Assistance Services, which is curable by CSC and CSC fails to cure such breach within thirty (30) days after CSC’s receipt of notice thereof;

(2)	commits a material breach of this Agreement that is not capable of being cured;

(3)	commits a breach of this Agreement that is capable of being cured, but is not capable of being cured within the period specified pursuant to clause (1) above,; provided, that CSC will be entitled to an additional thirty (30) days to cure such breach if CSC demonstrates that: (A) CSC is capable of curing such breach within such additional period, (B) CSC works diligently and in good faith to cure such breach in accordance with a cure plan submitted by CSC to Sears, and (C) the breach does not impair the ability of Sears or any of its Affiliates to conduct any material portion of their business; or

(4)	commits numerous breaches of its duties or obligations under this Agreement, whether or not cured within applicable cure periods, where such breaches collectively constitute a material breach of this Agreement and CSC fails to (A) within ten (10) days after receiving notice of such breaches, provide a reasonable plan to correct the deficiencies causing such breaches on a permanent basis, or (B) implement such plan, cure such breaches (to the extent they are curable), and permanently cure such deficiencies within thirty (30) days after delivery of such plan;

then Sears may, by giving notice to CSC, terminate this Agreement, with respect to all or any part of the Services, in whole or in part, as of a date specified in the notice of termination. All notices of breach required to be given under this Section 23.1(a) (Termination by Sears) shall be given by Sears and contain a description of the breach in reasonable detail. CSC shall not be entitled to any Termination Charges in connection with such a termination for cause. If Sears chooses to terminate this Agreement in part, the Charges payable under the remaining Transaction Documents shall be equitably adjusted to reflect the fair market value of the remaining Services; provided that the revised Charges for the remaining Services shall take into account the un-amortized costs that were originally part of the Charges under this Agreement; but only to the extent such costs directly related to the remaining Services.

(ii)	Transaction Document. If CSC:

(1)	commits any material breach of a Transaction Document (except as provided in clauses (2) and (3) below), including Termination Assistance Services, which is curable by CSC and CSC fails to cure such breach within thirty (30) days after CSC’s receipt of notice thereof;

(2)	commits a material breach of any Transaction Document that is not capable of being cured;

(3)	commits a breach of a Transaction Document that is capable of being cured, but is not capable of being cured within the period specified pursuant to clause (1) above; provided, that CSC will be entitled to an additional thirty (30) days to cure such breach if CSC demonstrates that: (A) CSC is capable of curing such breach within such additional period, (B) CSC works diligently and in good faith to cure such breach in accordance with a cure plan submitted by CSC to Sears, and (C) the breach does not impair the ability of any Sears or its Affiliates to conduct any material portion of their business;

(4)	commits numerous breaches of its duties or obligations under a Transaction Document, whether or not cured within applicable cure periods, where such breaches collectively constitute a material breach of any Transaction Document and CSC fails to (A) within ten (10) days after receiving notice of such breaches, provide a reasonable plan to correct the deficiencies causing such breaches on a permanent basis, or (B) implement such plan, cure such breaches (to the extent they are curable), and permanently cure such deficiencies within thirty (30) days after delivery of such plan; or

(5)	commits any Excessive Service Level Failure, as defined in any Transaction Document;

then Sears may, by giving notice to CSC, terminate all affected Transaction Documents with respect to all or any part of the Services, in whole or in part, as of a date specified in the notice of termination. All notices of breach required to be given under this Section 23.1(a) (Termination by Sears) shall be given by Sears and contain a description of the breach in reasonable detail. CSC shall not be entitled to any Termination Charges in connection with such a termination for cause. If Sears chooses to terminate a Transaction Document in part, the Charges payable under the portion of the Transaction Document that is not terminated shall be equitably adjusted to reflect the fair market value of the remaining Services; provided that the revised Charges for the remaining Services shall take into account the un-amortized costs that were originally part of the Charges under this Agreement; but only to the extent such costs directly related to the remaining Services.

(b)	By CSC. CSC may upon notice to Sears terminate a Transaction Document if, and only if, (i) Sears fails to pay Charges in accordance with this Agreement; subject to Sears’ rights under Section 14.4 (Disputed Charges) (ii) CSC provides Sears with a notice of such failure in accordance with Section 26.3 (Notices), and (iii) such amount remains unpaid for at least thirty (30) days after such notice is received by Sears.

23.2	Termination for Convenience.

Unless a different period is set forth in a Transaction Document, Sears may terminate this Agreement with respect to all or any portion of the Services for convenience and without cause upon 180 days’ prior notice; provided, however, that for Services under a Service Addenda, only ten (10) days’ notice shall be required. Sears shall pay to CSC a Termination Charge (as such amount may be reduced from time to time under this Agreement, the “Applicable Termination Charge”), calculated in accordance with Section 23.3 (Termination Charges). Commencing with the first invoice for Services due after the effective date of such termination, CSC shall invoice Sears for (and Sears shall pay in accordance with this Agreement), that portion of the Applicable Termination Charge equal to the difference between the average monthly Charges by CSC over the immediately preceding 12 months and the actual Charges by CSC for Services for such period (the “TC Delta Payment”). The Applicable Termination Charge shall be reduced by each TC Delta Payment made by Sears, and as otherwise provided for in this Agreement. For each following month, a TC Delta Payment shall be calculated and paid by Sears as provided for above, until the Applicable Termination Charge is reduced to twenty percent (20%) of the original Applicable Termination Charge (the “TC Holdback Amount”). The TC Holdback Amount (after adjustment as provided for herein), shall be paid upon completion of any completion of the Services (including any extension thereof, but not including the Termination Assistance Services) under this Agreement. If a purported termination for cause by Sears under Section 23.1 (Termination for Cause) is determined by a competent authority not to be properly a termination for cause, then such termination by Sears shall be deemed to be a termination for convenience under this Section 23.2 (Termination for Convenience) (whether or not sufficient notice of such termination was given).

23.3	Termination Charges.

No Termination Charges shall apply under this Agreement unless the applicable Transaction Document states that such Charges will apply. The Parties acknowledge and agree that: (a) any Termination Charges specified in a Transaction Document shall be the maximum amount Sears will be required to pay in the event of a termination for convenience of the Services under such Transaction Document (regardless of whether such Services are terminated at one time, or in a series of terminations (such as for partial terminations)); (b) Termination Charges shall decline over time and, (iii) Termination Charges shall unless otherwise specified in a Transaction Document, no longer apply upon the normal expiration of a Transaction Document or during any renewal period thereof. Furthermore, the inclusion of such Termination Charges in a Transaction Document shall not limit CSC’s obligation to mitigate any Termination Charges associated with the termination of such Transaction Document, nor obligate Sears to pay any Termination Charges in excess of the actual Termination Charges. If Sears terminates for convenience all or a material portion of the Services under any Transaction Document that is subject to Termination Charges, CSC shall calculate and invoice Sears (pursuant to Section 14.1 (Invoicing)), for the Termination Charges as specified in the Transaction Document. A change in the amount of Services that the Eligible Recipients receive under this Agreement shall not be deemed a partial termination (for which Termination Charges would be payable) except as expressly provided otherwise in the applicable Transaction Document. Sears may, from time to time, request that CSC calculate the amount of Termination Charges Sears would be required to pay in the event Sears were to terminate, for convenience, in whole or in part, any Services. CSC shall provide to Sears a detailed estimate of such Charges (broken out by the categories set forth in the definition of Termination Charges), within 30 days after its receipt of Sears’ request. If Sears elects to terminate, for convenience, any Services for which such an estimate has been requested, then the Termination Charges applicable to such termination shall not exceed the lower of: (x) the Termination Charges set forth in the applicable Transaction Document, minus any Termination Charges Sears is already obligated to pay due to previous terminations under such Transaction Document, and (y) the amount set forth in the CSC’s estimate pursuant to this Section 23.3 (Termination Charges).

23.4	Termination Upon CSC Change of Control.

If a change in Control of CSC (or that portion of CSC providing Services under this Agreement) or the Entity that Controls CSC (if any), where such control is acquired, directly or indirectly, in a single transaction or series of related transactions, or all or substantially all of the assets of CSC are acquired by any entity, or CSC is merged with or into another entity to form a new entity, then at any time within twelve (12) months after the last to occur of such events, Sears may at its option terminate this Agreement or any Transaction Document, in whole or in part, by giving CSC at least ninety (90) days’

prior notice and designating a date upon which such termination shall be effective; provided, however, if such change in Control of CSC involves a competitor of Sears or its Affiliates, Sears may terminate this Agreement, or any Transaction Document, in whole or in part, by giving CSC at least ten (10) days’ prior notice, and such competitor of Sears or its Affiliates shall be prohibited from any contact with Sears Data, Sears Confidential Information and any and all other information about the Sears account, including discussions with CSC Personnel regarding specifics relating to the Services. CSC shall be entitled to eighty percent (80%) of the Termination Charges that would have been paid in the event of a Termination for Convenience in connection with a termination under this Section 23.4 (Termination Upon CSC Change of Control).

23.5	Termination Upon Sears’ Mergers and Acquisitions.

If, in a single transaction or series of transactions, Sears acquires Control of or Control of Sears is acquired by any other Entity (by stock sale, asset sale or otherwise) or merges with any other Entity, then, at any time within twelve (12) months after the last to occur of such events, Sears may at its option terminate, for convenience, the Services, in whole or in part, under this Agreement, by giving CSC at least ninety (90) days’ prior notice and designating a date upon which such termination shall be effective. If Sears acquires Control of or Control of Sears is acquired by an Entity that has an existing agreement with CSC (the “Entity Agreement”) for the provision of services similar to the Services (“Other Services”), Sears shall not be required to pay any Termination Charges in connection with the termination of the Services under this Agreement, or the Entity Agreement to the extent that the combined Entity elects, in its sole discretion, to have CSC provide the Services and Other Services to the combined Entity pursuant to the terms of (a) this Agreement; provided that the Charges under this Agreement shall be equitably adjusted to the extent required to take into account any un-amortized costs that were part of the Entity Agreement, (b) the Entity Agreement (provided that this option (b) will require CSC’s consent), or (c) a mutually acceptable new agreement between CSC and the combined Entity. The Parties will negotiate in good faith regarding the New Services, if any, required to provide the Other Services under this Agreement.

23.6	Termination for Insolvency.

If either Party (a) files for bankruptcy, (b) becomes or is declared insolvent, or is the subject of any bona fide proceedings related to its liquidation, administration, provisional liquidation, insolvency or the appointment of a receiver or similar officer for it, (c) passes a resolution for its voluntary liquidation, (d) has a receiver or manager appointed over all or substantially all of its assets, (e) makes an assignment for the benefit of all or substantially all of its creditors, (f) enters into an agreement or arrangement for the composition, extension or readjustment of substantially all of its obligations or any class of such obligations, (g) has any of its publicly traded equities delisted from any stock exchange, or (h) experiences an event analogous to any of the foregoing in any jurisdiction in which any material portion of its assets are situated, then the other Party may terminate this Agreement as of a date specified in a termination notice; provided, however, that CSC shall not have the right to exercise such termination under this Section 23.6 (Termination for Insolvency) so long as Sears (within 30 days of such notice) pays for the Services to be received hereunder in advance on a month-to-month basis. If any Party elects to terminate this Agreement due to the insolvency of the other Party, such termination shall be deemed to be a termination for cause hereunder.

23.7	Termination for Change in Laws.

If any change in Laws results in an increase of twenty percent (20%) or more in the estimated average monthly Charges for any Service or under any Transaction Document or otherwise has a material adverse impact on CSC’s ability to perform the Services, then Sears may, at its option, terminate the applicable Transaction Document by giving CSC at least ninety (90) days’ prior notice and designating a date upon which such termination shall be effective. CSC shall be entitled to eighty percent (80%) of the Termination Charges that would have been paid in the event of a Termination for Convenience in connection with a termination under this Section 23.7 (Termination for Change in Laws).

23.8	Sears’ Rights Upon CSC’s Bankruptcy.

(a)	General Rights. In the event of CSC’s, any of CSC’s Affiliates’ or any Subcontractors’ bankruptcy or other formal procedure referenced in Section 23.6 (Termination for Insolvency) or of the filing of any petition under bankruptcy laws affecting the rights of CSC or any CSC Personnel which is not stayed or dismissed within thirty (30) days of filing, in addition to the other rights and remedies set forth in this Agreement, to the maximum extent permitted by Law, Sears shall have the immediate right to retain and take possession for safekeeping all Sears Data, Sears Confidential Information and Sears Provided Systems, including Software, Equipment, Systems or Materials to which the Eligible Recipients are or would be entitled during the Term or upon the expiration or termination of this Agreement or any Transaction Document, in the possession or control of CSC or CSC Personnel, as the case may be. CSC shall, and shall cause the CSC Personnel (to the extent not prohibited by Law) to cooperate fully with the Eligible Recipients and assist the Eligible Recipients in identifying and taking possession of the items listed in the preceding sentence. Sears shall have the right to hold such Sears Data, Confidential Information, Software, Equipment, Systems and Materials until such time as the trustee or receiver in bankruptcy or other appropriate insolvency office holder can provide adequate assurances and evidence to Sears that they shall be protected from sale, release, inspection, publication or inclusion in any publicly accessible record, document, material or filing. CSC and Sears agree that without this material provision, Sears would not have entered into this Agreement or provided any right to the possession or use of Sears Data, Sears Confidential Information or Sears Provided Systems covered by this Agreement.

(b)	Sears’ Rights in Event of Bankruptcy Rejection. Notwithstanding any other provision of this Agreement to the contrary, if CSC becomes a debtor under the United States Bankruptcy Code (11 U.S.C. §101 et seq. or any similar Law in any other country (the “Bankruptcy Code”)) and rejects this Agreement pursuant to Section 365 of the Bankruptcy Code (a “Bankruptcy Rejection”), (i) any and all

of the licensee and sublicensee rights of Sears and the other Eligible Recipients arising under or otherwise set forth in this Agreement, including the rights of Sears and the other Eligible Recipients referred to in Section 16.6 (Sears’ Rights Upon Expiration or Termination), shall be deemed fully retained by and vested in Sears and the other Eligible Recipients as protected intellectual property rights under Section 365(n)(1)(B) of the Bankruptcy Code and further shall be deemed to exist immediately before the commencement of the bankruptcy case in which CSC is the debtor, (ii) Sears and the other Eligible Recipients shall have all of the rights afforded to non-debtor licensees and sublicensees under Section 365(n) of the Bankruptcy Code, and (iii) to the extent any rights of Sears and the other Eligible Recipients under this Agreement which arise after the termination or expiration of this Agreement are determined by a bankruptcy court not to be “intellectual property rights” for purposes of Section 365(n), all of such rights shall remain vested in and fully retained by Sears and the other Eligible Recipients after any Bankruptcy Rejection as though this Agreement were terminated or expired. Sears shall under no circumstances be required to terminate this Agreement after a Bankruptcy Rejection in order to enjoy or acquire any of its or the other Eligible Recipients’ rights under this Agreement, including without limitation any of the rights referenced in Section 16.6 (Sears’ Rights Upon Expiration or Termination).

23.9	Right to Assume Licenses in Bankruptcy.

In the event of commencement of bankruptcy proceedings by or against an Eligible Recipient, such Entity or its trustee in bankruptcy shall be entitled to assume the licenses granted to such Entity under or pursuant to this Agreement and shall be entitled to retain all of such Entity’s rights thereunder.

24.	RIGHTS UPON EXPIRATION OR TERMINATION

24.1	Certain Rights.

Except as expressly provided otherwise in a Transaction Document, upon any expiration or termination (regardless of whether for cause or convenience) of this Agreement or any Transaction Document, the rights provided for in this Section 24 (Rights Upon Expiration Or Termination) shall apply.

24.2	Hiring.

The Eligible Recipients shall be permitted to undertake, without interference from CSC or CSC Affiliates or CSC Subcontractors (including counteroffers), to hire, effective after the expiration or termination of the Services (or the applicable portion thereof) under this Agreement or the applicable Transaction Document, as the case may be, or the completion of any Termination Assistance Services (for which CSC reasonably requires such Personnel’s Services) requested under Section 25 (Termination Assistance Services), any CSC Personnel assigned primarily to the performance of Services within the 12-month period prior to the expiration or termination date. CSC shall waive, and shall cause its Affiliates and Subcontractors to waive, their rights, if any, under contracts with such Personnel restricting the ability of such Personnel to be recruited or hired by the Eligible Recipients. The Eligible Recipients shall have reasonable access to such CSC Personnel for interviews, evaluations and recruitment. Sears shall endeavor to conduct the above-described hiring activity in a manner that is not unnecessarily disruptive of the performance by CSC of its obligations under this Agreement. Notwithstanding the foregoing, as to CSC’s Subcontractors, CSC’s obligation under this Section 24.2 (Hiring) is only to use commercially reasonable effort to endeavor to cause its Subcontractors to agree to the foregoing terms upon Sears’ request.

24.3	Sears Provided Systems and Deliverables.

With respect to Sears Provided Systems and Deliverables, CSC shall, at no cost to Sears:

(a)	Deliver. Deliver to Sears a copy of all Deliverables and all Sears Provided Systems in the format and medium in use by CSC in connection with the Services as of the date Sears requests such items, or the date of such expiration or termination of this Agreement or the applicable Transaction Document, as the case may be; and

(b)	Destroy. Following completion by CSC of any Termination Assistance Services for which Sears Provided Systems are required, destroy or securely erase all tangible embodiments of such Sears Provided Systems then in CSC’s or CSC Personnel’s possession or under its control.

24.4	Sears Facilities.

CSC and CSC Personnel shall vacate the Sears Facilities, in condition at least as good as the condition when made available to CSC, ordinary wear and tear excepted. Such Sears Facilities shall be vacated, at the expiration or termination date of the applicable Transaction Document or the completion of any Services requested by Sears under Section 25 (Termination Assistance Services) requiring such Sears Facilities, whichever is later.

24.5	CSC Provided Systems.

(a)	CSC Provided Circuits and Other Items. CSC shall, upon Sears’ request, and at no additional charge, register, re-register, release, assign and transfer, as the case may be, to Sears (or its designee) all Internet addresses, domain names and toll and toll-free telephone numbers provided by CSC or CSC Personnel to Sears that shall be used by Sears or CSC Personnel primarily in connection with the provision of the Services.

(b)	CSC Provided Equipment.

(i)	Right to Purchase/Lease. Unless otherwise agreed to by Sears pursuant to Section 10.3(h) (Other Matters), Sears may have the option (but not the obligation) to purchase, or assume the lease for any Equipment, including the Acquired Assets (on the same terms and conditions as are applicable to CSC under such lease and without transfer charges) or buy out the lease for such Equipment (at a price appropriately discounted to reflect the present value of future payments to be made under the lease), owned or leased by CSC or its Affiliates that is used primarily by CSC, its CSC Affiliates or the CSC Personnel to perform the Services. If the terms of such lease do not permit assignment or buyout by Sears as provided above, CSC will, upon Sears’ request, inform Sears of the actual buyout amount that CSC would incur to buy out out such lease (the “CSC Buyout Price”), and then upon Sears’ request, CSC will buyout out such lease and sell such Equipment to Sears at the CSC Buyout Price.

(ii)	Maintenance of Such Equipment. Such Equipment shall be transferred in good working condition, reasonable wear and tear excepted, as of the expiration or termination date of the applicable Transaction Document, or the completion of any Services requiring such Equipment requested by Sears under Section 25 (Termination Assistance Services), whichever is later. CSC shall maintain such Equipment through the date of transfer so as to be eligible for the applicable manufacturer’s maintenance program at no additional charge to Sears.

(iii)	Conditions of Transfer. CSC shall assist Sears in identifying each such piece of Equipment and the terms and conditions upon which such Equipment may be sold or assigned to Sears, including any costs to be assumed by Sears. At Sears’ request, the Parties shall negotiate in good faith and agree upon the form and structure of the purchase.

(1)	Owned Equipment. In the case of Equipment owned by CSC or its Affiliates purchased by Sears, CSC shall grant to the Eligible Recipients a warranty of title and a warranty that such Equipment is free and clear of all liens and encumbrances. Such conveyance by CSC to the Sears shall be at the then-current net book value as stated in CSC’s or its Affiliates accounting records; provided, however, that for such purpose net book value shall be calculated in accordance with generally accepted accounting principles, using the depreciation methods used by CSC in preparing its federal income tax returns.

(2)	Leased Equipment. In the case of leased Equipment, CSC shall (A) represent and warrant that the lease is not in default, (B) represent and warrant that all payments thereunder have been made through the date of transfer, and (C) notify Sears of any lessor defaults of which it is aware at the time.

(c)	CSC Provided Software. With respect to CSC Provided Software:

(i)	CSC Software.

(1)	License. With respect to all CSC Provided Software that is CSC Software, CSC shall grant to Sears an irrevocable, perpetual, nonexclusive, worldwide, paid-up license to use, execute, reproduce, display, perform and prepare Derivative Works based upon, and distribute to Eligible Recipients such CSC Software; provided that Eligible Recipients that are not Sears Related Businesses may exercise the foregoing license only in connection with their relationship with the Sears Related Businesses. Source code for such Software will only be disclosed to the Sears Related Businesses and their Personnel and not to other Eligible Recipients. CSC shall deliver to Sears a copy of such CSC Software and all related documentation sufficient to enable the Eligible Recipients to exercise the foregoing license; provided that such Software shall be subject to the confidentiality provisions set forth in Section 15.3 (Confidentiality) above. The foregoing license shall be at no cost to the Eligible Recipients, unless and to the extent such CSC Software is generally licensed to CSC’s other customers on a rental fee basis, and such CSC Software was made available to Sears on a rental fee basis under the applicable Transaction Document, in which case such CSC Software shall be provided to Sears on terms no less favorable than the terms under which Sears was receiving such CSC Software under this Agreement; provided, however, that such CSC Software shall not be deemed to have been provided on a rental fee basis if CSC included any one-time licensing fees associated with such CSC Software in the monthly Charges paid by Sears under this Agreement. If Sears does not procure maintenance for such CSC Software, the foregoing license shall only apply to the version(s) of CSC Software in use for providing the Services at any time during the twelve (12) months immediately preceding the expiration or termination of the applicable Services or Transaction Document.

(2)	Maintenance. CSC shall offer to provide to Sears, and if and to the extent requested by Sears, CSC shall provide to Sears, Upgrades, maintenance, support and other services for such CSC Software on CSC’s or its Affiliates’, as applicable, then-current standard terms and conditions for such services; provided, however, that the charges for such Services shall not exceed those CSC or its Affiliates, as applicable, customarily charges to its other preferred commercial customers.

(ii)	Third Party Software.

(1)	License. With respect to CSC Provided Software that is Third Party Software, unless otherwise agreed to by Sears pursuant to

Section 10.3(h) (Other Matters), CSC shall, at Sears’ option, transfer to Sears all licenses for Third Party Software used primarily to provide Services to Sears (on the same terms and conditions as are applicable to CSC under such license and without transfer charges); provided, however, that Sears shall be entitled to permit the Eligible Recipients to use such Software subject to the same terms as conditions as Sears is entitled to use such Software and subject to any limits on usage that apply to Sears (e.g., if Sears were entitled to five (5) CPU licenses, Sears and the Eligible Recipients can, on a combined basis, only use such Software on five (5) CPUs); provided further that Eligible Recipients that are not Sears Related Businesses may exercise the foregoing license only in connection with their relationship with the Sears Related Businesses. CSC shall deliver to Sears a copy of such Third Party Software and all related documentation.

(2)	Transfer Fees. To the extent Sears has agreed in advance to pay any fees in connection with its receipt of such licenses, sublicenses or other rights, CSC shall, at Sears’ request, identify the licensing and sublicensing options available to the Eligible Recipients and the license or transfer fees associated with each. CSC shall use commercially reasonable efforts to obtain the most favorable options and the lowest possible transfer, license, re-license, assignment or termination fees for Third Party Materials. CSC shall not commit the Eligible Recipients to paying any such fees or expenses without Sears’ prior approval, which may be withheld in Sears’ sole discretion. If the applicable licensor offers more than one form of license, Sears (not CSC) shall be entitled to select the form of license to be received by the Eligible Recipients.

(iii)	Sufficient Licenses. If CSC did not purchase sufficient licenses to provide the Services, and therefore additional licenses will have to be purchased to permit CSC to meet its obligations under this Section 24.5(c), such costs shall be borne by CSC.

24.6	CSC Subcontracts and Third Party Contracts.

CSC shall inform Sears of all subcontracts or Third Party Contracts used primarily by CSC, its CSC Affiliates and any CSC Personnel to perform the Services. Subject to Section 10.3(h) (Other Matters), at Sears’ request, CSC shall, and shall cause any such CSC Affiliates or any CSC Personnel to, permit the Eligible Recipients to assume prospectively any or all such contracts or to enter into new contracts with the Eligible Recipients on substantially the same terms and conditions, including price. CSC shall so assign the designated subcontracts and Third Party Contracts to the Eligible Recipients as of the expiration or termination date of the applicable Transaction Document or the completion of any Termination Assistance Services requested by Sears under Section 25 (Termination Assistance Services) requiring such subcontracts or Third Party Contracts, whichever is later. There shall be no charge or fee imposed on the Eligible Recipients by CSC, its Affiliates or any of CSC Personnel for such assignment. CSC shall (1) represent and warrant that it is not in default under such subcontracts and Third Party Contracts, (2) represent and warrant that all payments thereunder through the date of assignment are current, and (3) notify Sears of any Subcontractor’s or Third Party contractor’s default with respect to such subcontracts and Third Party Contracts of which it is aware at the time. CSC shall retain the right to utilize any such Subcontractor or Third Party services in connection with the performance of services for other CSC customers.

24.7	Effect on Termination Charge.

If Sears exercises any of its rights under this Section 24 (Rights Upon Termination), the Termination Charge under the applicable Transaction Document shall be reduced by (a) any amounts paid or payable by Sears (or its designees) to CSC, or its designees, pursuant to this Section 24 (Rights Upon Termination) upon or after termination, or prior to the normal expiration, of the applicable Transaction Document, as the case may be, and (b) all costs and expenses avoided by CSC (including CSC’s applicable profit margins) by Sears (or its designees) hiring CSC Personnel, taking assignment of Third Party Contracts, or exercising any of Sears’ other rights under this Section 24 (Rights Upon Termination).

25.	TERMINATION ASSISTANCE SERVICES.

25.1	Duration.

As part of the Services, CSC shall provide to the Eligible Recipients the Termination Assistance Services described in this Section 25 (Termination Assistance Services) and in the applicable Transaction Document.

(a)	Period of Provision. As and to the extent requested by Sears from time to time, CSC shall provide to the Eligible Recipients Termination Assistance Services commencing upon request from Sears at any time or times during the Term of any Transaction Document and continuing for up to twenty-four (24) months following the expiration or termination of any Services.

(b)	Extension(s) of Services and Termination Assistance Services.

(i)	Extension(s) of Services (other than Termination Assistance Services). Sears may elect, in its sole discretion, upon thirty (30) days’ prior notice to CSC, from time to time, to extend all or part of the Services (other than Termination Assistance Services (which are dealt with in clause (ii) below) beyond the expiration or termination date of such Services, in its sole discretion; provided, however, that the total of all such extensions with respect to a particular Service shall not exceed twelve (12) months following the originally specified effective date of applicable expiration or termination without CSC’s prior written consent. The terms and conditions of this Master Agreement and the applicable Transaction

Document(s) shall continue to apply to such Services during such extension, notwithstanding such expiration or termination.

(ii)	Extension(s) of Termination Assistance Services. In addition to the foregoing rights of Sears, Sears also may from time to time elect, in its sole discretion, upon thirty (30) days’ prior notice to CSC, to extend the period following the effective date of any expiration or termination for the performance of Termination Assistance Services with respect to a particular Transaction Document; provided, however, that the period between the originally specified effective date of such expiration or termination of such Termination Assistance Services and the completion of all Termination Assistance Services with respect to such Services is not greater than twenty-four (24) months.

(iii)	Other Extension(s). In any event, if Sears provides CSC with less than thirty (30) days’ prior notice of any extension of the Services or Termination Assistance Services, or requests for Termination Assistance Services beyond the applicable period referenced in clause (i) or (ii) above, CSC shall nonetheless use commercially reasonable efforts to comply with Sears’ request and provide the requested Termination Assistance Services or other Services, as the case may be.

(iv)	Option to Complete Transformation Services. In the event of a termination before all Transformation Services are completed, Sears shall have the right to require CSC to complete all or any portions of such Transformation Services in accordance with the terms and conditions of this Agreement, despite termination of any or all other Services, in which event the Charges set forth in the applicable Transaction Document for such Transformation Services shall be equitably adjusted in proportion to the Service that Sears elects to have CSC complete.

(c)	Firm Commitment. CSC shall extend the Services and/or provide Termination Assistance Services (as set forth in this Section 25.1(c) (Firm Commitment)), upon Sears request regardless of the reason for the expiration or termination of this Master Agreement or any Transaction Document; provided, however, that if this Master Agreement or a Transaction Document is terminated by CSC in accordance with Section 23.1(b) (Termination for Cause; By CSC), CSC may require payment by Sears monthly in advance for Services and Termination Assistance Services to be provided or performed under this Section 25 (Termination Assistance Services). At Sears’ request, CSC shall provide Termination Assistance Services directly to an Eligible Recipient or an Entity acquiring Control of an Eligible Recipient; provided, however, that, unless otherwise agreed by the Parties, all such Termination Assistance Services shall be performed subject to and in accordance with the terms and conditions of this Agreement.

(d)	Performance. Except as expressly otherwise mutually agreed upon in writing by the Parties, to the extent Sears requests Termination Assistance Services or other Services, such Termination Assistance Services and other Services shall be provided subject to and in accordance with the terms and conditions of this Agreement, with at least the same degree of accuracy, quality, completeness, timeliness, responsiveness and resource efficiency as was required to be provided for the same or similar Services during the Term of the applicable Transaction Document. CSC Personnel (including all Key Personnel) reasonably considered by Sears to be critical to the performance of the Services, including the Termination Assistance Services, shall be retained on the Sears account through the completion of all relevant Termination Assistance Services or other Services, as applicable.

25.2	Scope of Termination Assistance Service.

As part of the Termination Assistance Services and to the extent requested by Sears, CSC shall timely transfer the control and responsibility for all information technology functions and Services previously performed under the applicable Transaction Document by or for CSC to the Eligible Recipients. Additionally, CSC shall provide any and all reasonable assistance requested by Sears to allow:

(a)	the Systems associated with the Services to operate efficiently;

(b)	the Services to continue without interruption or adverse effect during the transfer of such Services to the Eligible Recipients or Sears designees; and

(c)	the orderly transfer of the Services to the Eligible Recipients.

25.3	General Support.

To the extent requested by Sears, CSC shall (i) assist Sears in developing a written transition plan for the transition of the Services to the Eligible Recipients, which plan shall include (as requested by Sears) capacity planning, facilities planning, human resources planning, telecommunications planning and other planning necessary to effect the transition, (ii) perform programming and consulting services as requested to assist in implementing the transition plan, (iii) train Personnel designated by Sears in the use of any Equipment, Software, Systems, Materials or tools used in connection with the provision of the Services, (iv) catalog all Software, Sears Data, Equipment, Materials, Third Party Contracts and tools used to provide the Services, (v) provide machine readable and printed listings and associated documentation for source code for Software owned by Sears and source code to which Sears is otherwise entitled under this Agreement and assist in its re-configuration, (vi) analyze and report on the space required for the Sears Data and the Software needed to provide the Services, (vii) assist in the execution of a parallel operation, data migration and testing process until the successful completion of the transition to the Eligible Recipients has been successfully completed, (viii) create and provide copies of the Sears Data in the format and on the media reasonably requested by Sears, (ix) provide a complete and up-to-date, electronic copy of the Operational Procedures Manual in the format and on the media reasonably requested by Sears, (x) provide other technical assistance as requested by Sears, (xi) provide Sears with information related to the Services that Sears reasonably requests during any Exhibit Term to enable Sears to draft requests for proposal relating to the Services, and (xii) at Sears’ request, provide due diligence information to recipients of such requests for proposal. CSC may or may not be a recipient of any such requests for proposal.

25.4	Rates and Charges.

For Services that Sears was receiving from CSC prior to any expiration or termination of the applicable Transaction Document or the applicable Service, the Charges applicable to such Services (during any extension of such Services beyond such expiration or termination), shall be the Charges that Sears was (or is) paying prior to such expiration or termination, subject to any cost of living adjustment set forth in such Transaction Document. For all Termination Assistance Services, Charges shall be subject to Section 4.5(b) (New Services); provided, however, that (i) to the extent Sears requests a portion (but not all) of the Services included in a particular Charge, the amount to be paid by Sears shall be equitably adjusted in proportion to the portion of the Services included in the applicable Charge that CSC shall not be providing or performing, (ii) to the extent the Termination Assistance Services requested by Sears can be provided by CSC using Personnel and resources then assigned to Sears, there shall be no additional charge to Sears for such Termination Assistance Services, (iii) if the Termination Assistance Services requested by Sears cannot be provided by CSC using Personnel and resources then assigned to Sears, Sears, in its sole discretion, may forego or delay any work activities or temporarily or permanently adjust the work to be performed by CSC, the schedules associated therewith or the Service Levels to permit the performance of such Termination Assistance Services using such Personnel or resources at no additional charge to Sears, and (iv) any Charges to Sears for Termination Assistance shall not exceed the lesser of: (x) rates CSC charges customers (prior to such customer terminating their agreement with CSC), of similar size and volume for such services, and (y) CSC’s actual cost plus ten and one-half percent (101/2%).

26.	GENERAL

26.1	Binding Nature and Assignment.

(a)	Binding Nature. This Agreement shall be binding on the Parties and their respective successors and permitted assigns.

(b)	Assignment. Neither Party may, or shall have the power to, assign this Agreement or any Transaction Document, without the prior written consent of the other, except in the following circumstances:

(i)	Either Party may assign its rights and obligations under this Agreement, or any Transaction Document, without the approval of the other Party, to an Affiliate that expressly assumes such Party’s obligations and responsibilities hereunder; provided, however, that the assigning Party shall remain fully liable for and shall not be relieved from the full performance of all obligations under this Agreement. Any Party assigning its rights or obligations to an Affiliate in accordance with this Agreement shall, within one (1) Business Day after such assignment, provide notice thereof to the other Party together with a copy of any relevant provisions of the assignment document.

(ii)	Sears may assign its rights and obligations under this Agreement or any Transaction Document without the approval of CSC to an Entity acquiring, directly or indirectly, Control of Sears, an Entity into which Sears is merged or an Entity acquiring all or substantially all of Sears’ assets; provided, however, that if such acquisition or merger would result in CSC being required to provide Services that meet the definition of New Services, then such Services shall be treated as New Services under Section 4.5(b) (New Services). The acquirer or surviving Entity shall agree in writing to be bound by the terms and conditions of this Agreement.

(c)	Impermissible Assignment. Any attempted assignment that does not comply with the terms of this Section shall be null and void.

26.2	Entire Agreement; Amendment.

This Agreement, including any Appendices and Transaction Documents referred to in this Agreement and attached hereto, each of which is incorporated in this Agreement for all purposes, constitutes the entire agreement between the Parties with respect to the subject matter hereof. There are no agreements, representations, warranties, promises, covenants, commitments or undertakings other than those expressly set forth in this Agreement. This Agreement supersedes all prior agreements, representations, warranties, promises, covenants, commitments or undertakings, whether written or oral, with respect to the subject matter contained in this Agreement. Furthermore, this Agreement shall supersede, and the Eligible Recipients shall not be bound by any “shrink wrap license” which is now or hereafter bundled with the CSC Provided Systems, or any “disclaimers” or “click to approve” terms or conditions now or hereafter contained in the CSC Provided Systems, or any web site of CSC, its Affiliates or CSC’s Personnel that the Eligible Recipients use in connection with the Services. No Transaction Document, amendment, modification, change, waiver or discharge hereof shall be valid or binding unless in a tangible writing (not in electronic form) and manually signed by an authorized representative of the Party against which such amendment, modification, change, waiver or discharge is sought to be enforced.

26.3	Notices.

All notices required or permitted to be given by one Party to the other Party under this Agreement shall be in writing and shall be sufficient if sent by: (a) hand delivery; (b) certified mail, return receipt requested; (c) nationally recognized overnight courier service; or (d) facsimile with electronic confirmation to the sender, to the applicable Party at its address(es) or facsimile number(s) set forth below:

If to Sears:	Sears, Roebuck and Co.
3333 Beverly Road, Mail Station: B6-157B
Hoffman Estates, Illinois 60179
Attn.: VP Operations/Engineering
Facsimile: (847) 286-7574

With a copy to:	Sears, Roebuck and Co.
3333 Beverly Road, Mail Station: B5-212B
Hoffman Estates, Illinois 60179
Attn.: General Counsel
Facsimile: (847) 286-2471

If to CSC	Computer Sciences Corporation
2100 East Grand
El Segundo, California 90245
Attn: VP, General Counsel and Secretary
Facsimile: (310) 322-9767

With a copy to:	Computer Sciences Corporation
400 Commerce Drive
Newark, DE 19713
Attn: Director of Contracts
Facsimile: (302) 391-6072

With a copy to:	CSC’s Account Executive, which copy shall be provided at the address or facsimile number assigned to CSC’s Account Executive by Sears at the applicable Sears location.

All notices shall be effective: (i) when delivered personally; (ii) three (3) Business Days after being sent by certified mail; (iii) the first Business Day after being sent by a nationally recognized courier; or (iv) on the same Business Day on which it is sent by facsimile; provided such transmittal is complete before 5 p.m. (Central Time) and is followed by notice under clause (i), (ii) or (iii) above. Either Party may change its notice information by giving proper notice of such change to the other Party; provided, however, that such notice shall only be effective upon receipt.

26.4	Legal Expenses.

In the event of an arbitration or litigation arising out of an alleged breach of this Agreement (each a “Dispute”), the prevailing Party shall be entitled to reimbursement of all of its costs and expenses, including reasonable Attorneys’ Fees, incurred in connection with such Dispute, including any appeal therefrom. For purposes of this Section 26.4 (Legal Expenses), the determination of which Party is to be considered the prevailing

Party shall be decided by the court of competent jurisdiction or independent party (i.e., arbitrator) that resolves such Dispute. Notwithstanding such determination by such court or independent party, a Party (the “Offeree”) shall not be considered the prevailing party for purposes of this Section 26.4 (Legal Expenses) if (a) the Offeree withholds its acceptance of any settlement of such Dispute proposed by the other Party (the “Offeror”) and (b) the judgment or award ultimately obtained by the Offeree, if any, is not more favorable to the Offeree than such settlement offer. If multiple settlement offers are made but not accepted, the preceding sentence shall apply to the Offeror’s final settlement offer. This provision shall not apply to any proposed settlement that would require an admission of fault by the Offeree or imposes any obligations on the Offeree other than: (i) the payment of money or the issuance of a credit, (ii) release of the claim, and (iii) agreement to keep the terms of the settlement confidential.

26.5	Counterparts.

This Agreement may be executed in several counterparts, all of which taken together shall constitute one single agreement between the Parties hereto. Each Party shall have the right to rely on a facsimile signature on this Agreement, and each Party shall, if the other Party so requests, provide, after such transmission, an originally signed copy of this Agreement to the other Party.

26.6	Headings.

The section headings and the table of contents used in this Agreement are for reference and convenience only and shall not be considered in the interpretation of this Agreement.

26.7	Severability.

If any provision of this Agreement conflicts with the law under which this Agreement is to be construed or if any such provision is held invalid or unenforceable by a court with jurisdiction over the Parties, such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable law. The remaining provisions of this Agreement and the application of the challenged provision to persons or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each such provision shall be valid and enforceable to the full extent permitted by law.

26.8	Jurisdiction.

Each Party irrevocably agrees that any legal action, suit or proceeding brought by it in any way arising out of this Agreement must be brought solely and exclusively in Cook County, Illinois, and each Party irrevocably submits to the sole and exclusive jurisdiction of the courts in Cook County, Illinois in personam, generally and unconditionally with respect to any action, suit or proceeding brought by it or against it by the other Party; provided that either Party may bring an action in another United States jurisdiction to: (a) enforce its rights under Section 20 (Indemnities) if the underlying Claim is pending in such jurisdiction; and (b) interplead the other Party into a Claim pending in such jurisdiction. Further, each Party consents to transfer of all actions filed in foreign jurisdictions to a United States federal or state court. Notwithstanding the foregoing: a Party shall have the right to bring litigation in an applicable foreign jurisdictions (e.g., Canada, India, etc.), to the extent reasonably deemed necessary by such Party, in its sole judgment, in order to either: (i) receive interim injunctive or other equitable relief, including a temporary restraining order; or (ii) to the extent required by such foreign law, litigate, re-litigate or enforce any matter in order to enforce such Party’s rights under this Agreement in such foreign jurisdiction, but only to the extent such disputes or legal action: (A) as to Sears, relates to those Services actually performed by CSC outside the United States; and (B) as to CSC, relates to those Services specifically received by Sears outside the United States.

26.9	Governing Law.

This Agreement, and all questions concerning the validity, interpretation and performance of this Agreement, as well as the ownership of all materials created in connection with this Agreement, and all claims arising out of this Agreement or the Services provided hereunder, shall be governed by and construed in accordance with the applicable laws of the State of Illinois and the United States as such laws are applied to contracts between Illinois residents that are entered into and performed entirely within the State of Illinois, and without giving effect to the principles thereof relating to conflicts of laws. The application of CISG is expressly excluded. If Illinois adopts any form of UCITA during the Term of this Agreement, the Parties hereby agree that UCITA shall not apply to this Agreement or any transactions contemplated hereunder, to the extent that such exclusion is legally permissible under such adopted law. Furthermore, to the extent permitted under Illinois law, each Party waives the benefit all substantive, non-procedural, foreign and international Laws (e.g., the laws of Canada and India), to the extent such Laws would otherwise grant such Party rights which are different than those contemplated under this Agreement.

26.10	Relationship of the Parties.

CSC, in furnishing services to the Eligible Recipients hereunder, is acting as an independent contractor, and CSC has the sole obligation to supervise, manage, contract, direct, procure, perform or cause to be performed all work to be performed by CSC Personnel under this Agreement. Except as expressly provided in this Agreement, CSC is not an agent of the Eligible Recipients and has no right, power or authority, express or implied, to represent or bind the Eligible Recipients as to any matters, except as expressly authorized in this Agreement. Nothing set forth in this Agreement shall be deemed or construed to render the Parties as joint venturers, partners, principals, joint employers, employer and employee of or with the other. CSC’s Personnel are neither employees nor agents of any Eligible Recipient and are not eligible to participate in any employment benefit plans or other conditions of employment available to any Eligible Recipient’s employees. No CSC Personnel retained by CSC to perform work on the Eligible Recipients’ behalf in connection with this Agreement shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of the Eligible Recipients for any purpose. CSC (or its Subcontractors) shall be solely responsible for making or causing to be made all deductions and withholdings from the CSC Personnel’s salaries and other compensation. CSC (or its Subcontractors) shall have exclusive control over the CSC Personnel and over the labor and employee relations, and the policies relating to wages, hours, working conditions or other conditions of the Personnel. CSC, and not Sears, shall be responsible and therefore solely liable for all acts and omissions of CSC Personnel. CSC (or its Subcontractors) shall have the exclusive right to hire, transfer, suspend, lay off, recall, promote, assign, discipline, discharge and adjust grievances with the CSC Personnel. However, at any time Sears shall, without any additional charge to any Eligible Recipient, have the right to require CSC to immediately remove from involvement in any of the Services any Personnel objectionable to Sears for any lawful reason.

26.11	Consents and Approval.

(a)	General. Except where expressly provided as being in the sole discretion of a Party, where agreement, approval, acceptance, consent, confirmation, notice or similar action by either Party is required under this Agreement, such action shall not be unreasonably delayed or withheld (taking into account Sears’ business needs and objectives for entering into this Agreement). An approval or consent given by a Party under this Agreement shall not relieve the other Party from responsibility for complying with the requirements of this Agreement, nor shall it be construed as a waiver of any rights under this Agreement, except as and to the extent otherwise expressly provided in such approval or consent. From time to time, CSC may request, or be entitled to receive, Sears’ “approval” or “sign-off” of project plans or other Deliverables prior to proceeding with the next phase or step of a given project. CSC acknowledges and agrees that (i) Sears is relying upon CSC’s technical expertise in providing such Deliverables, and (ii) any such “approval” or “sign-off” by the Eligible Recipients shall neither be construed as an endorsement by the Eligible Recipients as to the technical means CSC has selected to achieve the required results, nor as a waiver of any of the Eligible Recipients’ rights or CSC’s obligations under this Agreement.

(b)	Written Approval. To the extent CSC is required under this Agreement to obtain Sears’ approval, consent or agreement, such approval, consent or agreement must be in writing and must be signed by or directly transmitted by electronic mail from the Sears Relationship Manager or an authorized Sears representative. Notwithstanding the preceding sentence, the Sears Relationship Manager may agree in advance in writing that as to certain specific matters oral approval, consent or agreement shall be sufficient.

26.12	Waiver of Default; Cumulative Remedies.

(a)	Waiver of Default. A delay or omission by either Party hereto to exercise any right or power under this Agreement shall not be construed to be a waiver thereof. A waiver by either of the Parties hereto of any of the covenants to be performed by the other or any breach thereof shall not be construed to be a waiver of any succeeding breach thereof or of any other covenant contained in this Agreement.

(b)	Cumulative Remedies. All remedies provided for in this Agreement shall be cumulative and in addition to and not in lieu of any other remedies available to either Party at law, in equity or otherwise.

26.13	Survival.

Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect, including Section 9 (Required Consents), Section 12.1(e) (Restrictions on Performing Services to Sears’ Competitors), Section 13.4 (Taxes), Section 13.8 (Refundable Items), Section 14.2 (Payment), Section 15 (Sears Data and Other Confidential Information), Section 16 (Ownership), Section 17 (Representations, Warranties and Covenants), Section 18 (Audit Rights), Section 19 (Insurance and Risk of Loss), Section 20 (Indemnities), Section 21 (Liability), Section 22 (Dispute Resolution), Section 23 (Termination), Section 24 (Rights Upon Expiration or Termination), Section 25 (Termination Assistance Services), and Section 26 (General). Additionally, all provisions of this Agreement shall survive the expiration or termination of this Agreement to the fullest extent necessary to give the Parties the full benefit of the bargain expressed in this Agreement.

26.14	Publicity.

CSC shall not, without Sears’ prior written consent, directly or indirectly, use or refer to the names, service marks and/or trademarks of Sears or any of its Affiliates, or publicize the existence of this Agreement in any manner, including in any advertising, customer lists, publicity release or sales presentation.

26.15	Equitable Remedies.

CSC acknowledges that, solely for purposes of enabling Sears to obtain equitable relief and for no other purpose, if CSC or any of the CSC Personnel breaches (or attempts or threatens to breach) its obligation to provide Services or Termination Assistance Services as provided in Section 25 (Termination Assistance Services), or its obligation to provide access to computers or files, containing Sears Confidential Personal Information and CSC obligations as such Confidential Personal Information under Section 15 (Sears Data and Other Confidential Information), the Sears Related Businesses shall be irreparably harmed and money damages shall not be an adequate remedy for such harm. In such a circumstance, Sears may proceed directly to court. If a court of competent jurisdiction should find that CSC or any CSC Personnel have breached (or attempted or threatened to breach) any such obligations, CSC agrees that without any additional findings of irreparable injury, CSC shall not oppose the entry of an appropriate order compelling performance by CSC and CSC Personnel and restraining it from any further breaches (or attempted or threatened); provided that CSC shall be entitled to defend the claim fully on the merits and may seek to have the court impose conditions such as the payment of amounts due under this Agreement

26.16	Parties To This Agreement.

Except as set forth in Section 20.1 (Indemnity by CSC), and Section 20.2 (Indemnity by Sears), this Agreement is entered into solely between, and may be enforced only by, Sears and CSC. Sears may enforce, on behalf of the Eligible Recipients, the rights and protections granted to the Eligible Recipients under this Agreement. This Section 26.16 (Parties to this Agreement) shall not prejudice Sears’ rights under Section 21.2(g) (Acknowledge Direct Damages).

26.17	Covenant Against Pledging and Liens.

CSC agrees that, without the prior written consent of Sears, it shall not assign, transfer, pledge, hypothecate or otherwise encumber its rights to receive payments from Sears under this Agreement for any reason whatsoever.

Furthermore, neither CSC nor any CSC Personnel shall file any liens, or by their action or inaction permit, directly or indirectly, any liens to be filed, on or against property (tangible or intangible) of Sears, or any other Eligible Recipient. If any such liens arise as a result of CSC or CSC Personnel’s action or inaction, CSC shall obtain a bond to fully satisfy such liens or otherwise remove such liens at its sole cost and expense within ten (10) Business Days.

26.18	Hiring of Employees.

(a)	Hiring Restriction. Except as otherwise provided in this Agreement, each Party agrees that neither it nor its Affiliates shall employ any person currently employed by the other Party or its Affiliates. Acknowledging that damage resulting from breach of this paragraph would be difficult or impossible to calculate, the breaching Party shall pay, for each such breach, a one-time fee equal to twenty-five percent (25%) of such employee’s first year’s salary with the hiring Party (such amount being deemed liquidated damages and not a penalty). The foregoing sentence shall not limit either Party’s right to seek equitable remedies for such a breach.

(b)	Permitted Hiring. Notwithstanding the foregoing, it shall not be a violation of Section 26.18(a) (Hiring Restriction), if: (i) Sears or its Affiliates hires a person who: (x) has been assigned continuously to work on Services under this Agreement for a period of twelve (12) months or more; or (y) has not worked on Services for the Eligible Recipients during the six (6) month period immediately preceding Sears’ employment of such person; or (z) has left the employ of CSC prior to being offered a position by Sears; or (ii) Sears or its Affiliates hire a person to work in any department other than information technology and e-commerce (collectively, a “Permitted Hiring”). Any and all agreements between CSC or CSC Personnel and their former employees that would in any way conflict with or prohibit Sears or its Affiliates from such Permitted Hiring shall be of no force and effect with regard to such restriction.

26.19	Further Assurances.

Each Party covenants and agrees that, subsequent to the execution and delivery of this Agreement and without any additional consideration, each Party shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate the purposes of this Agreement.

26.20	No Commitment and No Exclusivity.

Except as expressly stated in a Transaction Document, nothing in this Agreement shall give CSC an exclusive right to provide, or require the Eligible Recipients to purchase exclusively from CSC, any of the Services or other products or services, and the Eligible Recipients make no commitments, promises or representations whatsoever as to the amount of business CSC can expect at any time under this Agreement. Any estimates or forecasts of any Eligible Recipients’ future needs for Services are for such Eligible Recipients’ planning purposes only and the Eligible Recipients shall not have any liability for CSC’s reliance thereon. Sears may request information, proposals or competitive bids from Third Parties on the same or different terms than as provided in this Agreement, in which event CSC shall cooperate with such Third Parties as provided in Section 6.1 (Cooperation with Sears Personnel). Factual descriptions of the Services provided or to be provided to the Eligible Recipients shall not be deemed CSC Confidential Business Information and Sears may, without CSC’s consent, disclose such information to Third Parties, including other potential providers of services to Sears. In addition, nothing in this Agreement shall be construed or interpreted as limiting Sears’ right or ability during any Exhibit Term to add or delete Eligible Recipients or to increase or decrease its demand for Services.

26.21	Sears Rules and Compliance.

CSC and Sears agree that that they, their Affiliates (and in case of Sears, the Eligible Recipients) and their Personnel, while working at or visiting the premises of the other Party, shall comply with all Laws and the internal rules and regulations of the other Party communicated in writing to the visiting Personnel, including security procedures. In addition, CSC shall, and shall cause all CSC Personnel to, comply with the security rules and procedures for use of the Eligible Recipients’ electronic resources and all other policies, rules and regulations required by Sears and disclosed to CSC from time to time (collectively, “Sears Rules”) and comply with reasonable requests of the Eligible Recipients’ Personnel pertaining to personal and professional conduct and otherwise conduct themselves in a businesslike manner.

26.22	Interpretation.

The Section and Section headings of this Agreement and of any Appendixes and Transaction Documents under this Agreement are for convenience only and shall not be deemed part of this Agreement. As used in this Agreement (including any Transaction Documents and Appendixes thereto): (i) any defined terms will include the plural as well as the singular and the derivatives of such terms, (ii) references to the word “include” and its derivatives (including “e.g.”) shall be deemed to mean “including but not limited to,” (c) the words “day,” “month,” and “year” mean, respectively, calendar day, calendar month and calendar year, (d) the words “Business Day” means Monday through Friday, excluding any official Sears holidays, and (e) references to Sears’ positions including the Sears Relationship Manager, Sears Vice President of Operations/Engineering and the Sears Chief Information Officer shall include that individual and his or her designee(s). For purposes of clarity, usage of the word “include” or its derivatives is not mean to imply an unlimited scope, and any additional items which are claimed to be inferred by such statement must be reasonably related to the concepts stated before the usage of the “include” or similar term. For example, if a provision stated that: “CSC shall provide Help Desk Services, including answering End User Calls, Level 1 Support, Problem management . . ..” It would be unreasonable to argue that, by the use of the word “include,” Help Desk Services also consists of hosting web servers. It would be not be unreasonable to argue that Help Desk Services also includes opening Problem Tickets, which is a normal and customary part of Help Desk Services. Unless otherwise expressly stated, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Transaction Document, Appendix, Section, Subsection or other subdivision, and (ii) Section, Subsection and Appendix in this Master Agreement refer to sections and subsections of, and appendices to, this Master Agreement. The Parties agree that any principle of construction or rule of law that provides that an agreement shall be construed against the drafter of the agreement in the event of any inconsistency or ambiguity in such agreement shall not apply to the terms and conditions of this Agreement.

26.23	Export Controls.

CSC will comply with all export control Laws of the United States, including Export Administration Regulations, 15 C.F.R. Chapter VII, subchapter C (the “EAR”), with respect to the Services, CSC Provided Systems and CSC’s Personnel’s use of and any United States or foreign access to Sears Provided Systems and the CSC Managed Systems, including to the extent applicable under such Laws access of such Software from a location outside the United States. Upon Sears’ request, CSC will identify which export Laws (and the applicable classifications related thereto) that apply to Sears Provided Systems. CSC will cooperate with Sears in obtaining any regulatory approvals, permits or licenses that are necessary to enable Sears and the other Eligible Recipients to exercise their rights herein.

26.24	Covenant of Good Faith.

Each Party agrees that, in its respective dealings with the other Party under or in connection with this Agreement, it shall act in good faith.

Signature Page Follows

     IN WITNESS WHEREOF, the parties have caused this Master Agreement to be executed by their respective duly authorized representatives as of the Effective Date.

Sears, Roebuck and Co.	Computer Sciences Corporation

By: /s/ Gerald F. Kelly, Jr., Title: Senior Vice President Date: May 31, 2004	By: /s/ R.C. Ricks Title: President, ABD Date: May 31, 2004

HRMP 222      1 OF 3

APPENDIX A

GLOSSARY

“Acquired Assets” means the Equipment, Software and other assets listed in the applicable Transaction Document that CSC shall acquire as of the Commencement Date.

“Acquired Assets Credit” means the amount set forth in the applicable Transaction Document that CSC shall pay to Sears as consideration for the Acquired Assets.

“Affiliate” means, at the applicable time, (a) with respect to either Party, any Entity that directly or indirectly Controls, is Controlled with or by or is under common Control with, such Party, and (b) with respect to Sears, any Entity that is managed, operated or directed by Sears, is licensed to do business using the Sears’ name, or does business within a Sears store (e.g., Sears’ dealer stores). For purposes of the foregoing, “Control”, and its derivatives, means, with respect to a corporation, the ownership, directly or indirectly, of 50% or more of the voting power to elect directors thereof or, for purposes of foreign corporations, if less than 50%, the amount allowed by applicable law; and with respect to any other Entity, power to direct the management of such Entity.

“Agreement” means this Master Services Agreement, all Transaction Documents to this Master Agreement and all Appendices and other documents incorporated by reference into this Master Agreement and/or such Transaction Documents.

“Appendices” has the meaning given in Section 2.2(e) (Appendices).

“Attorneys’ Fees” means the reasonable costs and expenses incurred by a Party for outside counsel, and related staff, and a reasonable apportionment of the internal costs incurred by a Party for their in-house counsel, and related staff working on the matter at issue.

“Benchmark Results” has the meaning given in Section 13.10(d) (Results of Required Benchmarking).

“Benchmark Standard” has the meaning given in Section 13.10(d) (Non-Competitive Charges).

“Benchmarker” has the meaning given in Section 13.10(b) (Benchmarking).

“Benchmarking” has the meaning given in Section 13.10(b) (Benchmarking).

“Business Day” has the meaning given in Section 26.22 (Interpretation).

“Charges” means the amounts set forth in a Transaction Document (or otherwise set forth in this Agreement) that are payable by Sears for the Services. The term “Charges” includes Pass-Through Expenses and Out-of-Pocket Expenses.

HRMP 222      2 OF 3

"CISG” means the United Nations Convention on the International Sale of Goods.

“Code of Conduct” has the meaning given in Section 17.1(h) (Sears Code of Conduct).

“Commencement Date” means, with respect to a Transaction Document, the date on which CSC shall begin providing Services under such Transaction Document, as defined in such Transaction Document.

“Confidential Business Information” has the meaning given in Section 15.3(b)(i) (Confidential Business Information; Definition).

“Confidential Information” means, collectively, Confidential Business Information and Confidential Personnel Information.

“Confidential Personal Information” has the meaning given in Section 15.3(c)(i) (Confidential Personal Information; General).

“Contract Changes” has the meaning given in Section 4.5(d) (Charges for Contract Changes).

“Contract Rate” means one-twelfth (1/12) of the sum of: (a) the then-current annualized Prime Rate set forth in the “Money Rates” table in The Wall Street Journal, plus (b) one and one-half percent (11/2%).

“Contract Year” means a period during the Term commencing on the first Commencement Date under this Agreement or an anniversary thereof and ending on the date one (1) year thereafter (or, if earlier, on the last day of the Term). If any Contract Year is less than twelve (12) months, the rights and obligations under this Agreement that are calculated on a Contract Year basis will be proportionately adjusted for such shorter period.

“Credit Trigger Event” means a Downgrade Event, a MAC Event or a Default Event.

“CSC” has the meaning given in the preamble to this Master Agreement.

“CSC Account Executive” has the meaning given in Section 12.2 (CSC Account Executive).

“CSC Designated Contract” has the meaning given in Section 10.1(a) (Assignment and Assumption).

“CSC Facilities” means the facilities owned or leased by CSC, its Affiliates or the CSC Personnel and from which any Services are provided.

“CSC Managed System” means (a) any Equipment or Software or System that the applicable Transaction Document specifically states CSC will have operational, but not financial, responsibility for, and (b) any Acquired Assets for which CSC has been unable to obtain a Required Consent for the assignment, sale or transfer to CSC of such Acquired Assets.

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“CSC Personnel” means the Personnel of CSC, its Affiliates and their respective Personnel including Subcontractors (e.g., an employee of CSC’s Subcontractor is included within the definition of CSC Personnel).

“CSC Provided Circuits” means all communication circuits owned or leased by CSC or any CSC Affiliate or otherwise provided by CSC Personnel and used in connection with the Services or to which CSC, its Affiliates or the CSC Personnel provides to any Eligible Recipient access in connection with the Services.

“CSC Provided Equipment” means (a) all Acquired Assets, and (b) all Equipment owned or leased by CSC, any CSC Affiliate or otherwise provided by CSC Personnel and used in connection with the Services or to which CSC, its Affiliates, or CSC Personnel provides any Eligible Recipient access in connection with the Services.

“CSC Provided Materials” means all Materials (other than Sears Provided Materials): (a) owned or licensed by CSC or its Affiliates; and (b) provided by CSC Personnel; and, in each such case, used in connection with the Services.

“CSC Provided Software” means all Software owned by, or provided under license to, CSC, any CSC Affiliate or otherwise provided by CSC Personnel and used in connection with the Services or to which CSC provides any Eligible Recipient with access in connection with the Services.

“CSC Provided System” means, collectively, the CSC Provided Circuits, the CSC Provided Equipment, the CSC Provided Materials and the CSC Provided Software, and any Systems consisting of a combination of the foregoing items.

“CSC Software” means all Software owned by CSC or its Affiliates and that has been or shall be used to provide the Services.

“Default Event” means, for purposes of this Agreement and the provision of the Services, (A) an event of default (as such term or any similar term is defined in any material loan agreement of CSC or CSC’s parent Entity (to the extent CSC has a parent Entity)), (B) any other event of default, the occurrence of which would require CSC or CSC’s parent Entity (to the extent CSC has a parent Entity) to notify its lenders or bondholders, or (C) any request for a waiver or extension of, or a forbearance relating to, any event that with notice or the passage of time (or both) would (unless such a waiver, extension or forbearance is obtained) become an event of default by CSC or CSC’s parent Entity (to the extent CSC has a parent Entity) under any material loan agreement of CSC or CSC’s parent Entity (to the extent CSC has a parent Entity) or any indenture or similar agreement governing a bond issue, requiring CSC or CSC’s parent Entity (to the extent CSC has a parent Entity) to make a repayment of principal or interest.

“Deliverables” means all Materials that: (i) CSC, its Affiliates or their Personnel deliver or are required to deliver to the Sears Related Businesses (or their Personnel) under this Agreement, and (ii) that are documented, conceived, developed, originated, prepared or generated by or on behalf of CSC or CSC’s Personnel in connection with this Agreement or pursuant to the

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provision of the Services, including all intermediate and partial versions thereof, in whatever form or medium; provided, however, that except as stated in Section 16.3 (Deliverables), the term “Deliverables” shall not include other CSC Provided Software or CSC Provided Materials.

“Derivative Work” means a work based on one or more preexisting works, including a condensation, transformation, translation, modification, expansion or adaptation, that, if prepared without authorization of the owner of the copyright of such preexisting work, would constitute a copyright infringement under applicable Law, but excluding the preexisting work.

“Downgrade Event” means (A) any downgrade of the long term unsecured debt rating of CSC’s or CSC’s parent Entity (to the extent CSC has a parent Entity) below Moody’s rating BA1 or Standard & Poor’s rating BBB-, or (B) the failure of CSC or CSC’s parent Entity (to the extent CSC has a parent Entity) to have a long term unsecured debt rating from both Standard & Poor’s and Moody’s.

“Effective Date” has the meaning given in the preamble to this Master Agreement.

“Eligible Recipients” means, collectively, the following:

(a)	Sears;

(b)	any Entity that is an Affiliate of Sears as of the Effective Date;

(c)	for a period of twenty-four (24) months after such transaction, any Entity that purchases any divested business operation of Sears, or any of its Affiliates, including any division, marketing unit, business unit, research unit or facility;

(d)	for a period of twenty-four (24) months after such transaction, any Entity that is not an Affiliate of Sears and that is created using assets of Sears or any Affiliate of Sears;

(e)	any Entity into which Sears or any Affiliate of Sears merges or consolidates;

(f)	any Entity which merges into or consolidates with Sears or any Affiliate of Sears;

(g)	any Entity, including any corporation, joint venture or partnership in which, on or after the Effective Date, Sears or any Affiliate of Sears has an ownership interest and/or as to which Sears or such Affiliate has management or operational responsibility by law or contract;

(h)	any Entity in which Sears or any of its Affiliates hold significant stock, warrants or debt;

(i)	any customer of an Eligible Recipient identified in clauses (a) through (h) above, but only in connection with the provision of products or services by such Eligible Recipient to such customer;

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(j)	any person or Entity engaged in the provision of products or services to Sears or an Eligible Recipient identified in clauses (a) through (h) of this definition, but only in connection with the provision of such products or services to Sears or such Eligible Recipient; and

(k)	other Entities to which the Parties agree.

Eligible Recipients shall include the Personnel of the Entities identified as Eligible Recipients in clauses (a) through (k) above and the Eligible Recipients and their Personnel’s respective successors and assigns. Sears shall have the exclusive right, in Sears’ sole discretion, to exercise the rights granted to the Eligible Recipients under this Agreement, to delegate the exercise of such rights to other Eligible Recipients and/or to determine which Eligible Recipients shall be entitled to receive the Services and other benefits of this Agreement.

“Employment Effective Date” means, with respect to each Transitioned Personnel, the date that such Transitioned Personnel begins employment with CSC (or its delegates), in accordance with applicable Laws.

“Entity” means a firm, corporation, partnership (including general partnerships, limited partnerships, and limited liability partnerships), joint venture, trust, limited liability company, limited liability partnership, business trust, association or other organization or entity.

“Equipment” means all computing, networking, communications and related computing equipment (hardware and firmware) and other devices including (a) mainframe, midrange, server and distributed computing equipment and associated attachments, features, accessories, peripheral devices, and cabling, (b) personal computers, laptop computers, workstations and personal data devices and associated attachments, features, accessories, printers, multi-functional printers, peripheral or network devices, and cabling, and (c) voice, data, video and wireless telecommunications and network and monitoring equipment and associated attachments, features, accessories, cell phones, peripheral devices and cabling.

“Exception Project Work” means New Services authorized by Sears Vice President of Operations/Engineering pursuant to Section 4.5(b)(iii) (Exception Project Work).

“Exempt Subcontractors” has the meaning given in Section 6.2(a) (Exempt Subcontractors).

“Excluded Agreements” means those Third Party Contracts that are designated as “Excluded Agreements” in a Transaction Document, including any special services addendum or amendments thereto.

“Exhibit” means an exhibit to this Master Agreement as more fully described in Section 2.2(b) (Exhibits).

“Exhibit Term” has the meaning given in Section 3.1(b) (Exhibits).

“Extraordinary Event” has the meaning given in Section 13.6(a) (Definition).

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“Future State Services” means, with respect to any Exhibit, the Services, as modified by the changes/improvements thereto contemplated by the Transformation Plan under such Exhibit.

“Income Tax” means any tax on or measured by the net income of a Party (including taxes on capital or net worth that are imposed as an alternative to a tax based on net or gross income), or taxes which are of the nature of excess profits tax, minimum tax on tax preferences, alternative minimum tax, accumulated earnings tax, personal holding company tax, capital gains tax or franchise tax for the privilege of doing business.

“IBM” International Business Machines Corporation.

“IBM Lotus Notes Agreement” means that certain Exhibit 18: Messaging Services, dated November 1, 2001, to that certain that certain Master Agreement for Services, dated December 15, 2000, between IBM and Sears, including all SSAs and other amendments thereto.

“Intellectual Property Rights” means any patents, patent applications, know-how, processes, designs, industrial design rights, trademarks, domain names, IP addresses, service marks, tradenames, trade dress, copyrights, moral rights, mask works, trade secrets, inventions and technology (whether or not patentable), confidential and proprietary information, software, databases and other collections and compilations of data, rights of publicity/privacy, or other intellectual property rights conferred by contract or by any Law.

“Interim Services” means, with respect to any Exhibit, the Services CSC is to assume on the Commencement Date and provided prior to completion of any Transformation Plan.

“Key Personnel” has the meaning given in Section 12.1 (Key Personnel).

“Laws” means: (i) to the extent applicable to a Party, or its obligations under this Agreement (including, as to CSC, the methods and manner in which CSC provides Services): all federal, intergovernmental, state, provincial, regional, territorial and local laws, statutes, ordinances, regulations, rules, executive orders, supervisory requirements, directives, circulars, opinions, interpretive letters and other official releases of or by any government (with jurisdiction over such matter), or any authority, department or agency thereof; and (ii) any rules and regulations of stock exchanges and other self-regulating organizations applicable to CSC, CSC’s Affiliates, Sears or any Sears Affiliate.

“Losses” means all losses, liabilities, damages (including punitive and exemplary damages), awards, fines, penalties and claims (including taxes), and all related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest and penalties).

“MAC Event” means any event that causes a material adverse change to the business, properties, financial condition or results of operations of CSC or CSC’s parent Entity (to the extent CSC has a parent Entity) or the ability of CSC or CSC’s parent Entity (to the extent CSC has a parent Entity) to perform its obligations under this Agreement.

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“Major Release” means a new version of Software that includes changes to the architecture and/or adds new features and functionality in addition to the original functional characteristics of the preceding software release. These releases are usually identified by full integer changes in the numbering, such as from “7.0” to “8.0,” but may be identified by the industry as a major release without the accompanying integer change.

“Managed Third Parties” means any Third Parties who provide Equipment, Software, Systems or services in connection with CSC Managed Systems.

“Materials” means, collectively, Software (in both source and object code form), literary works, documentation, reports, flowcharts, notes, outlines, drawings, other works of authorship, plans, models, specifications, designs, analyses, algorithms, processes, methodologies, ideas, concepts, inventions (whether patentable or reduced to practice), know-how, programming tools, information, data, databases and work product, together with all modifications, replacements, Upgrades, enhancements, document, materials and media related thereto and any Intellectual Property Rights subsisting in each of the foregoing.

“Migration Plan” has the meaning given in the TI Exhibit.

“Migration Services” has the meaning given in the TI Exhibit.

“Minor Release” means a scheduled release containing small functionality updates and/or accumulated resolutions to defects or non-conformances made available since the immediately preceding release (whether Major Release or Minor Release). Minor Releases shall include “Maintenance Releases” which are supplemental to and made available between Major Releases and other Minor Releases, issued and provided under specific vendor service level or maintenance obligations and contain only accumulated resolutions or mandated changes. These releases are usually identified by a change in the decimal numbering of a release, such as “7.12” to “7.13.”

“New Advances” has the meaning given in Section 6.5(g) (CSC Developed Advances).

“New Services” means new services or significant changes to existing Services requested by Sears, (a) that are materially different from the Services, (b) that require materially different levels of effort, resources or expense from CSC, and (c) for which there is no current charging methodology. For example, if: (w) a Transaction Document provides that CSC shall support certain devices; (x) a new device is introduced into the Eligible Recipients’ environment; (y) the new device does not require materially different ongoing effort to support; and (z) there is an existing charging methodology for the existing devices; then the support of the new device shall not be a New Service and the charge for the existing device that most closely matches the new device would apply to the new device. For the avoidance of doubt, New Services shall not include increases in the volume of Services to be provided by CSC.

“No Impact Proposal” has the meaning given in Section 4.5(b) (New Services).

“ODBC” means open database compliant.

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“Operational Procedures Manual” or “OPM” has the meaning given in Section 5.1 (Operational Procedures Manual).

“Out-of-Pocket Expenses” means reasonable, demonstrable and actual out-of-pocket expenses due and payable to a Third Party by CSC that are approved in advance by Sears or for which CSC is entitled to be reimbursed by Sears under this Agreement. Unless expressly agreed otherwise in writing by the Parties, Out-of-Pocket Expenses shall not include CSC’s overhead costs (or allocations thereof), general and/or administrative expenses or other mark-ups, but shall include taxes on such amounts. Out-of-Pocket Expenses shall be calculated at CSC’s actual incremental expense and shall be net of all rebates and allowances.

“Party” has the meaning given in the preamble to this Master Agreement.

“Pass-Through Expenses” means the costs and expenses identified as such in a Transaction Document or otherwise agreed by the Parties in writing, as such list may be amended from time to time in accordance with this Agreement. Unless otherwise agreed, CSC shall not charge any handling or administrative charge in connection with its processing or review of such invoices.

“Permitted Separation” has the meaning given in Section 12.1(b) (Continuity of Key Personnel).

“Personnel” means the directors, officers, employees, partners, agents, advisers, independent contractors and Subcontractors of a Party, its Affiliates and, as to Sears, the other Eligible Recipients or another Entity, as applicable.

“Privacy Laws” means all Laws relating to data privacy, trans-border data flow or data protection including the Gramm-Leach-Bliley Act, Title V Privacy, Subtitle A Disclosure of Nonpublic Information (15 U.S.C. 6801 et seq.) and various agency implementing regulations and the California Information Practices Act of 1977, as amended, California Civil Code 1798, etc.

“Privacy Policy” has the meaning given in Section 17.1(h) (Sears Code of Conduct).

“Remediation Services” has the meaning given in the TI Exhibit.

“Reports” has the meaning set forth in Section 5.3(a) (Reports).

“Required Consents” means the consents (if any) required to be obtained: (a) to assign or transfer to CSC any Acquired Assets and related CSC Designated Contracts (including related warranties); (b) to grant CSC the right to use and/or access any Sears Provided System or CSC Managed System from within or outside the United States to the extent necessary to provide the Services; (c) to grant Sears and the other Eligible Recipients (including their customers and Personnel) the right to use and/or access any CSC Provided Systems and Deliverables, as contemplated by this Agreement, from within or outside the United States; (d) to assign or transfer to Sears or its designee CSC Provided Systems and related Third Party Contracts or other rights following the Term of the applicable Transaction Document to the extent provided in

HRMP 222      9 OF 3

this Agreement; and (e) all other consents required from Third Parties in connection with CSC’s provision of the Services.

“Root Cause Analysis” means the formal process, specified in the Operational Procedures Manual, to be used by CSC to diagnose the underlying cause of problems at the lowest reasonable level so that corrective action can be taken that shall eliminate repeat failures. CSC shall implement a Root Cause Analysis as further specified in Section 11.3 (Problem Analysis) or as requested by Sears.

“Sears” has the meaning given in the preamble to this Master Agreement.

“Sears Data” means any data or information of any Eligible Recipient that is provided to or obtained by CSC or CSC Personnel in connection with the negotiation and execution of this Agreement or the performance of its obligations under this Agreement, including data and information with respect to the businesses, customer, operations, facilities, products, rates, regulatory compliance, competitors, consumer markets, assets, expenditures, mergers, acquisitions, divestitures, billings, collections, revenues and finances of any Eligible Recipient. Sears Data also means any data or information created, generated, collected or processed by CSC or CSC Personnel in the performance of CSC’s obligations under this Agreement, including data processing input and output, service level measurements, asset information, Reports, Third Party service and product agreements, contract charges and retained and Pass-Through expenses.

“Sears Facilities” means the facilities provided by any Eligible Recipient for the use of CSC or its Personnel to the extent necessary to provide the Services.

“Sears IT Base Case” means, with respect to an Exhibit, the summary financial base case that may be attached to such Exhibit, as well as the detailed financial and budget information.

“Sears Owned Materials” means the Materials that are: (a) owned or acquired by the Eligible Recipients (whether prior to or after the Effective Date); (b) Deliverables that a Transaction Document provides, or the Parties otherwise agree, shall be owned by Sears or the other Eligible Recipients; or (c) Derivative Works, modifications and enhancements to any of the foregoing.

“Sears Personnel” means the Personnel of Sears, including the Personnel of the other Eligible Recipients.

“Sears Provided Circuits” means all communication circuits: (a) owned by or leased (other than by CSC, a CSC Affiliate or CSC Personnel under this Agreement) to any Eligible Recipient(s); and (b) used in connection with the Services.

“Sears Provided Equipment” means all Equipment: (a) owned by or leased (other than by CSC, a CSC Affiliate or CSC Personnel under this Agreement) to any Eligible Recipient(s); and (b) used in connection with the Services.

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“Sears Provided Materials” means all Materials: (a) owned by or licensed (other than by CSC, a CSC Affiliate or CSC Personnel under this Agreement) to any Eligible Recipient(s) (including the Sears Owned Materials); and (b) used in connection with the Services.

“Sears Provided Software” means all Software: (a) owned by, or provided under license (other than by CSC, a CSC Affiliate or CSC Personnel under this Agreement) to any Eligible Recipient(s); and (b) used in connection with the Services (including application Software).

“Sears Provided Systems” means, collectively, the Sears Provided Circuits, Sears Provided Equipment, Sears Provided Materials and the Sears Provided Software and any Systems consisting of a combination of the foregoing items.

“Sears Related Businesses” means any Entity described in clauses (a) through (h) of the definition of “Eligible Recipient” set forth above.

“Sears Relationship Manager” has the meaning given in Section 7.1(a) (Sears Exhibit Contacts).

“Sears Rules” has the meaning given in Section 26.21 (Sears Rules and Compliance).

“Sears Sites” or “Sites” means the offices or other facilities listed in an Exhibit owned or controlled by the Eligible Recipients at or to which CSC is to provide the Services.

“Sears Standards” has the meaning given in Section 6.4(a) (CSC Support).

“SEC” means the United States Securities and Exchange Commission.

“Service Addenda” has the meaning given in Section 2.2(d) (Service Addenda).

“Service Level Credits” has the meaning given in Section 11.2 (Service Level Credits) and a Transaction Document.

“Service Levels” means, individually and collectively, the performance standards for the Services set forth in a Transaction Document.

“Service Taxes” means all sales, use, excise and other similar taxes or any governmental duties that are assessed against either Party on the provision of the Services as a whole, or on any particular Service received by Sears or another Eligible Recipient from CSC, excluding Income Taxes.

“Services” means, collectively: (a) the services, functions and responsibilities as are described in Section 4 (Services) and elsewhere in this Agreement as they may be supplemented, enhanced, modified or replaced during the Term of the applicable Transaction Document in accordance with this Agreement; and (b) any New Services, upon Sears’ acceptance of CSC’s proposal for such New Services in accordance with Section 4.5 (Additional Services) and the other provisions of this Agreement.

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“Software” means (a) any machine-readable instructions, any computer software programs, interfaces, routines, any compilation of machine-readable data such as a data base, and any related licensed materials, in any form, (b) any related features, including distributed features, and any whole or partial copies, (c) program listings, programming tools, and similar works in any form that are applicable to any of the foregoing, (d) any modifications, replacements, Upgrades, enhancements, documentation, patch-tapes, additions, addenda, maintenance updates, defect fixes, materials and media related thereto, and (e) any documentation or specifications for the foregoing.

“Specialized Services” has the meaning given in Section 4.4 (Access to Specialized CSC Skills and Resources).

“Specifications” means, with respect to Software, Equipment, Systems or other contract deliverables to be designed, developed, delivered, integrated, installed and/or tested by CSC, the technical, design and/or functional specifications set forth in a Transaction Document, in the original manufacturer’s/licensor’s documentation, in a New Services description requested and/or approved by Sears, or otherwise agreed upon in writing by the Parties. Specifications contained in this Agreement, including any Transaction Document, shall control, in the case of conflict, over those incorporated by reference.

“Statement of Work” or “SOW” has the meaning given in Section 2.2(c).

“Subcontractors” means contractors/subcontractors (of any tier) of a Party or other Entity (including Affiliates of CSC providing Services under this Agreement).

“System” means an interconnected grouping of Equipment, Software and/or communication circuits and associated attachments, features, accessories, peripherals and cabling, and all additions, modifications, substitutions and Upgrades to such System. The term “System” shall include all Systems in use as of the applicable Commencement Date, all additions, modifications, substitutions, Upgrades to such Systems and all Systems installed or developed by or for the Eligible Recipients or CSC, its Affiliates and the CSC Personnel following the Commencement Date.

“System Change” means any change to the Software, Equipment, System or operating environment, including without limitation, changes to programs, manual procedures, job control language statements, distribution parameters or schedules.

“Term” has the meaning given in Section 3.1(a) (Term of Master Agreement, Exhibits, SOWs and Service Addenda) for this Master Agreement, and shall also mean the term of the applicable Transaction Document, as applicable.

“Termination Assistance Services” means the termination/expiration assistance requested by Sears to allow the Services to continue without interruption or adverse effect and to facilitate the orderly transfer of the Services to Sears or its designee, as such assistance is further described in Section 25 (Termination Assistance Services).

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“Termination Charge” means the costs incurred by CSC during the performance under this Agreement and which are payable as the result of Sears terminating for convenience any Transaction Document, subject to the limitations set forth in Section 23.3 (Termination Charges) and elsewhere in this Agreement. Except as expressly provided otherwise in a Transaction Document, Termination Charges shall be limited to the aggregate of the following items:

(a)	Other Charges. The remaining portion of costs incurred by CSC (and not previously paid for by Sears) for the Services, performed by CSC but not previously paid for (through the Account Management Fees or other Charges) to the extent related to the terminated Services;

(b)	CSC Designated Contracts/Acquired Assets. The remaining portion of Out-of-Pocket costs incurred by CSC (and not previously paid for by Sears) in acquiring from Sears the CSC Designated Contracts and the Acquired Assets related to the terminated Services to the extent such contracts and assets are not (or cannot reasonably be expected to be) utilized by CSC internally or for its other customers; provided that: (i) such CSC Designated Contracts and/or Acquired Assets are not assigned, transferred to, or assumed by Sears (or its designees) pursuant to Section 24 (Rights upon Expiration or Termination); and (ii) such costs shall be reduced by the net proceeds of any disposition of such Acquired Assets;

(c)	CSC Provided Systems. The remaining portion of depreciation/amortization (not previously paid for by Sears), on CSC Provided Systems used primarily to provide the terminated Services but only to the extent (i) such Systems are not (or cannot reasonably be expected to be) utilized by CSC internally or for its other customers, and (ii) such CSC Provided Systems are not assigned, transferred to, or assumed by Sears (or its designees) pursuant to Section 24 (Rights upon Expiration or Termination); provided that such costs shall be reduced by the net proceeds of any disposition of such CSC Provided Systems.

(d)	Terminated CSC Employees. Demonstrable and actual amounts paid by CSC to CSC employee’s dedicated to providing the terminated Services that are terminated as a direct result of Sears early termination; provided, however, that (i) Sears shall only be liable to reimburse termination benefits which CSC is obligated to provide by Law and/or by policies generally applicable to employees of CSC, (ii) such costs shall be reduced on a proportionate basis to the extent such terminated employee(s) were not engaged on the Sears account, and (iii) this provision shall not apply to any employees that are offered positions by Sears or its designee under Section 24 (Rights upon Expiration or Termination); and

(e)	Third Party Contracts. With respect to Third Party Contracts for services entered into by CSC solely for the Services that are terminated as a direct result of Sears’ early termination of such Services, any Out-of-Pocket costs CSC is required by contract to pay to terminate such contracts; provided that: (i) this provision shall

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not apply to any such contracts that are transferred to Sears or its designee under Section 24 (Rights upon Expiration or Termination); and (ii) if such contracts are used to support multiple CSC customers or CSC’s non-service delivery functions, such costs shall be reduced proportionately to reflect the percentage of use applicable to Sears.

The “remaining portion” of depreciation and amortization shall be calculated in accordance with generally accepted accounting principles, applied on a consistent basis, using the methods used by CSC in preparing its federal income tax returns.

The above costs shall only include amounts attributable to periods after the end of the Term of the applicable Transaction Document, if Sears has expressly approved the inclusion of such amounts in advance, and in writing.

The term “Termination Charge” does not include Charges that are payable by Sears for work performed prior to the expiration or termination of the applicable Transaction Document. Charges for partially completed work will be pro-rated based upon the portion of the work that was completed. The term “Termination Charges” does not include Charges and Out of Pocket Expenses payable for: (x) Services, or (y) Termination Assistance Services under this Agreement.

“Third Party” means any person or Entity other than a Party, or such Party’s Affiliates. When used without initial capital letters, “third party” means any person or Entity that is not a party to this Agreement.

“Third Party Contracts” means all agreements between third parties and any Eligible Recipient or CSC, its Affiliates or the other CSC Personnel that have been or shall be used to provide the Services. Third Party Contracts shall include all such agreements in effect as of the applicable Commencement Date, including those contracts identified in the Transaction Document, those as to which the costs are included in the Sears IT Base Case, and those as to which CSC received reasonable notice and/or reasonable access prior to the Commencement Date. Third Party Contracts also shall include those third party agreements entered into by CSC, its Affiliates or the other CSC Personnel following the Commencement Date.

“Third Party Materials” means all Materials that are owned by Third Parties and that have been or shall be used to provide the Services.

“Third Party Software” means all Software provided under license or lease to CSC, its Affiliates, the CSC Personnel or the Eligible Recipients that has been or shall be used to provide the Services.

“TI Exhibit” means Exhibit 1 (Technical Infrastructure Outsourcing) to this Master Agreement, of even date herewith.

“Transaction Document” has the meaning given in Section 2.2(f) (Transaction Document).

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“Transformation Plan” has the meaning given in the TI Exhibit.

“Transformation Services” has the meaning given in the TI Exhibit.

“Transitioned Personnel” means the Personnel of Sears and its Affiliates who are eligible to be interviewed for employment by CSC (or its delegates) pursuant to an Exhibit. Upon being employed by CSC, such Transitioned Personnel shall be deemed to be CSC Personnel as defined in this Agreement.

“UCITA” means the Uniform Computer Information Transactions Act drafted by the National Conference of Commissioners on Uniform State Laws or any enactment of all or substantially all of such draft.

“Unanticipated IT Change” has the meaning set forth in Section 6.5(f) (Unanticipated IT Change).

“Unauthorized Code” means any feature, routine or device that is intended or designed, either automatically, upon the occurrence of a certain event, upon the taking of or failure to take a certain action or under the control of a third party that is not a Sears Personnel, (a) to disrupt the operation of any Deliverable or any other Eligible Recipient Software, Equipment, data or Systems, (b) to cause any Deliverable or any other Eligible Recipient Software, Equipment, data or Systems to be unintentionally destroyed, erased, damaged or otherwise made inoperable, or (c) to permit a third party that is not a Sears Personnel to destroy, erase, damage or otherwise render inoperable any Deliverable or any other Eligible Recipient Software, Equipment, data or Systems, and shall include any computer virus, worm, trap door, back door, time bomb, malicious program, or any mechanism such as software locks, password checking, CPU serial number checking or time dependency, introduced by the provider of the applicable Software, Equipment, Systems, data or Deliverable that could hinder Sears’ Eligible Recipient’s freedom to fully exercise its license rights to such Software, Equipment, Systems, data or Deliverable under this Agreement.

“United States” means the United States of America, and its states, commonwealths, possessions and territories, including Puerto Rico and the District of Columbia.

“Upgrade” and its derivatives means the updates, renovations, enhancements, additions and/or new versions or releases of Software or Equipment.

“Virus” means any Unauthorized Code that is included with or inserted into any System without the consent of the owner or licensor of the underlying System.

End of Appendix